Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

February 5, 2013

Mr. Larry Spirgel Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	China Growth Equity Investment Ltd. Revised Preliminary Merger Proxy Statement on Schedule 14A Filed January 23, 2013 File No. 001-35192

Dear Mr. Spirgel:

On behalf of our client, China Growth Equity Investment Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated January 31, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the Proxy Statement (the “Revised Proxy Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Revised Proxy Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Revised Proxy Statement.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Mr. Larry Spirgel February 5, 2013 Page 2

General

Letter to Shareholders of China Growth Equity Investment Ltd.

1.	We note you are soliciting proxy material in connection with an annual general meeting of shareholders at which directors are to be elected. Therefore, pursuant to Rule 14a- 3(b)(1) of the Exchange Act, your proxy statement shall include, for China Growth Equity Investment Ltd., consolidated and audited balance sheets, statements of income and cash flows as of December 31, 2012. Please revise. In addition, please revise to include unaudited pro forma condensed combined financial data assuming that the business combination had occurred at the beginning of the statement of operations for the year ended December 31, 2012.

In response to the Staff’s comment, the Company has revised the Revised Proxy Statement to include its consolidated and audited balance sheets as of December 31, 2012 and its statements of operations and cash flows for the year ended December 31, 2012. The Company has also included unaudited pro forma condensed combined financial data assuming that the business combination had occurred at the beginning of the statement of operations for the year ended December 31, 2012 for the Company and the nine months ended September 30, 2012 and the three months ended December 31, 2011 for China Dredging Group Co., Ltd. and Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

2.	Please highlight that unlike most SPAC merger procedures, your holders of CGEI shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the merger proposal. As a result, the merger can be approved by shareholders who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash, and the potential inability to meet the listing standards of NASDAQ. We note your disclosure regarding possible reduction of public float on page 26.

Changes in response to the Staff’s Comment have been made to page 7 of the Revised Proxy Statement.

Questions and Answers, page 1

Are CDGC’s shareholders required to approve the merger?, page 2

3.	We note your response to comment 3 in our letter dated January 18, 2013. Please revise to provide specific disclosure, as provided in your response letter dated January 23, 2013, related to what the CDGC Class A preferred shareholders approved and describe how and why you believe the approvals will facilitate the merger.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

Mr. Larry Spirgel February 5, 2013 Page 3

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

4.	We note your response to comments 4, 5 and 14 in our letter dated January 18, 2013. Specifically, we note your revised disclosure provided on page 167. Please revise this Q&A and your added risk factor disclosure provided on page 54 to also include the information included in your response and on page 167. This includes providing the following:

•	how much of the related party loans will be repaid upon consummation of the Pingtan Fishing share purchase agreement;
•	how much of the related party loans have already been repaid by the applicable related parties; and
•	what will occur if the remaining balance of the related party loans is not fully repaid upon the consummation of the Pingtan Fishing share purchase agreement, including discussion of the possibility that CGEI will be repaid with fishing vessels from Hong Long instead of cash.

Please also disclose the current net amount owed by related parties as of the latest amendment to your proxy statement.

Changes in response to the Staff’s Comment have been made to pages 2 and 54 of the Revised Proxy Statement.

Liquidity and Capital Resources, page 101

5.	We note your response to prior comment 11 from our letter dated January 18, 2013. In addition to your current disclosure, please state when the VIEs expect to pay Fujian WangGang and hence the Company $185.33 million owed as September 30, 2012.

Changes in response to the Staff’s Comment have been made to page 102 of the Revised Proxy Statement.

Mr. Larry Spirgel February 5, 2013 Page 4

Liquidity and Capital Resources, page 144

Total Obligations, page 149

6.	Please disclose in detail any new loan’s entered into subsequent to September 30, 2012, including the lender, whether the lender is a related party, terms of the loans, and current status.

Changes in response to the Staff’s Comment have been made to page 149 of the Revised Proxy Statement.

7.	We note your disclosure on page 167 regarding Xinrong Zhuo potential plan to repay any remaining related party funds with fishing vessels from Hong Long rather than cash. Please disclose this information in the liquidity section. Please also disclose in this section the current net amount owed by related parties as of the latest amendment date.

Changes in response to the Staff’s Comment have been made to page 149 of the Revised Proxy Statement.

Off-Balance Sheet Arrangements, page 149

8.	With regard to your guarantees and collateral arrangements, please disclose if they are with related parties and the business purpose for these arrangements. Also, disclose in detail the risks associated with these arrangements.

Changes in response to the Staff’s Comment have been made to page 149 of the Revised Proxy Statement.

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Mr. Larry Spirgel February 5, 2013 Page 5

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant To Section 14(A) Of The
Securities Exchange Act Of 1934

Filed by the registrant ☒

Filed by a party other than the registrant ☐

Check the appropriate box:

☐ Preliminary proxy statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive proxy statement

☐ Definitive additional materials

☐ Soliciting material pursuant to §240.14a-12

China Growth Equity Investment Ltd.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☐ No fee required.

☒ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

Ordinary shares, par value $0.001 per share, of China Growth Equity Investment Ltd.

(2) Aggregate number of securities to which transaction applies:

77,000,000 ordinary shares of China Growth Equity Investment Ltd.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

$9.91 per ordinary share, representing the average of the high and low prices of an ordinary share on October 22, 2012.

(4) Proposed maximum aggregate value of transaction:

$763,070,000

(5) Total fee paid:

$104,083

☒    Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule or registration statement no.:

(3) Filing party:

(4) Date filed:

CGEI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO INCREASE THE AUTHORIZED SHARE CAPITAL, “FOR” THE PROPOSAL TO CHANGE CGEI’S NAME, “FOR” THE PROPOSAL TO ELECT DIRECTORS AND “FOR” THE PROPOSAL TO ADJOURN THE ANNUAL GENERAL MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES TO VOTE IN FAVOR OF ADOPTING AND APPROVING THE MERGER AGREEMENT AND THE SHARE CAPITAL INCREASE. YOUR VOTE IS IMPORTANT.

Information about the annual general meeting, the transactions contemplated by the Merger Agreement, the Pingtan Fishing acquisition and the other business to be considered by the CGEI shareholders is contained in this document and the documents incorporated by reference herein, which we urge you to read carefully. In particular, see “Risk Factors” beginning on page 20.

Your vote is very important. Whether or not you plan to attend the annual general meeting of CGEI shareholders, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the applicable annual general meeting.

Sincerely,

/s/ Jin Shi

Jin Shi

Chief Executive Officer and Director

China Growth Equity Investment Ltd.

The accompanying proxy statement is dated February 5, 2013 and is first being mailed or otherwise delivered to CGEI shareholders on or about February 6, 2013.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER OR THE MERGER AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHINA GROWTH EQUITY INVESTMENT LTD.
CN11 Legend Town, No. 1 Balizhuangdongli
Chaoyang District, Beijing, 100025, PRC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on February 21, 2013

To Our Shareholders:

An annual general meeting of shareholders of China Growth Equity Investment Ltd. (“CGEI”) will be held at the law offices of Reed Smith LLP, 599 Lexington Avenue, 22nd Floor, New York, NY 10022 on February 21, 2013, at 11 a.m., Eastern time (the “annual general meeting”) for the following purposes:

1.          To approve and adopt the Agreement and Plan of Merger, dated as of October 24, 2012, among CGEI, China Dredging Group Co., Ltd. (“CDGC”), Xinrong Zhuo (“Founder”) and China Growth Dredging Sub Ltd. (“Merger Sub”) as it may be amended (the “Merger Agreement”), a copy of which is attached to the accompanying proxy statement as Annex A;

2.          To consider and act upon a proposal to adopt amendments to the memorandum and articles of association of CGEI to increase the authorized share capital from 60,000,000 ordinary shares and 5,000,000 preferred shares to 125,000,000 ordinary shares and 5,000,000 preferred shares;

3.          To consider and act upon a proposal to adopt amendments to the memorandum and articles of association of CGEI to change the name CGEI to Pingtan Marine Enterprise Ltd.;

4.          To elect two (2) Class A directors to CGEI’s board of directors to hold office until the earlier of (i) the closing of the business combination and (ii) the third anniversary of the general annual meeting and until their successors are elected and qualified (in the event the business combination is not approved); and

5.          To approve one or more adjournments of the annual general meeting (including, if necessary, to solicit additional proxies because there are not sufficient votes to approve and adopt the Merger Agreement and the share capital increase authorization).

The CGEI board has fixed January 28, 2013 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual general meeting or one or more adjournments or postponements thereof. Only holders of record CGEI Ordinary Shares at the close of business on January 28, 2013 are entitled to notice of, and to vote at, the annual general meeting or one or more adjournments or postponements thereof.

CGEI IS PROVIDING ITS SHAREHOLDERS WITH THE OPPORTUNITY TO REDEEM THEIR ORDINARY SHARES IN THE SHARE CAPITAL OF CGEI FOR CASH EQUAL TO THEIR PRO RATA SHARE OF THE AGGREGATE AMOUNT THEN ON DEPOSIT IN A TRUST ACCOUNT HOLDING THE PROCEEDS OF CGEI’S INITIAL PUBLIC OFFERING LESS FRANCHISE AND INCOME TAXES PAYABLE, UPON THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, SUBJECT TO CERTAIN LIMITATIONS. CGEI’S INITIAL SHAREHOLDERS HAVE AGREED NOT TO EXERCISE THEIR REDEMPTION RIGHTS WITH RESPECT TO THEIR FOUNDER SHARES AND ANY OTHER CGEI SHARES THEY MAY HOLD IN CONNECTION WITH THE CONSUMMATION OF THE PROPOSED BUSINESS COMBINATION, AND THE FOUNDER SHARES WILL BE EXCLUDED FROM THE PRO RATA CALCULATION USED TO DETERMINE THE PER-SHARE REDEMPTION PRICE.

CGEI and CDGC will consummate the transactions contemplated by the Merger Agreement only if holders of a majority of the issued and outstanding CGEI Ordinary Shares vote in favor of the approval and adoption of the Merger Agreement and the share capital increase authorization. CGEI’s sponsor, Chum Capital Group Limited, who we refer to collectively as CGEI’s initial shareholders, have agreed to vote all their founder shares in accordance with the majority of votes cast by the public holders of CGEI Ordinary Shares and any CGEI Ordinary Shares acquired by them in or after CGEI’s initial public offering in favor of the proposals to approve and adopt the Merger Agreement and the share capital increase authorization. Each holder of CGEI Ordinary Shares may elect to redeem his, her or its ordinary shares irrespective of whether he, she or it votes for or against the approval and adoption of the Merger Agreement and the share capital increase authorization. CGEI has no specified maximum redemption threshold. However, CGEI will not close the business combination unless it has at least $5.0 million of cash held either in or outside the trust account. Holders of CGEI Ordinary Shares will be able to redeem their shares up to the business day immediately prior to the vote on the proposal to approve and adopt the Merger Agreement and the share capital increase authorization.

Subject to CGEI’s amended and restated memorandum and articles of association and rules of the designated stock exchange and/or any competent regulatory authority, a holder of CGEI Ordinary Shares, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as used in Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the shares sold in CGEI’s initial public offering.

For more information about the proposals and the annual general meeting, please review carefully the accompanying proxy statement.

Our Board of Directors reviewed and considered the terms and conditions of the merger and unanimously determined that the merger is fair to, and in the best interests of, CGEI and its shareholders, unanimously approved and declared advisable the Merger Agreement, the merger, the share capital increase, the name change and the other transactions contemplated by the Merger Agreement in accordance with Cayman Islands law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the merger, to our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT, “FOR” THE APPROVAL OF THE INCREASE IN AUTHORIZED SHARE CAPITAL, “FOR” THE PROPOSAL TO CHANGE CGEI’S NAME, “FOR” THE PROPOSAL TO ELECT DIRECTORS AND “FOR” THE PROPOSAL TO ADJOURN THE ANNUAL GENERAL MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES TO VOTE IN FAVOR OF ADOPTING AND APPROVING THE MERGER AGREEMENT AND THE SHARE CAPITAL INCREASE AUTHORIZATION YOUR VOTE IS IMPORTANT.

Your vote is important. Whether or not you expect to attend the annual general meeting in person, please submit a proxy by telephone or over the internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure that we receive your proxy with respect to your CGEI Ordinary Shares. Instructions are shown on the enclosed proxy card and a return envelope (postage pre-paid if mailed in the United States) is enclosed for your convenience. If your CGEI Ordinary Shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the adoption of the Merger Agreement, in favor of the proposals to amend the memorandum and articles of association of CGEI to increase its authorized shares and change the company name in favor of electing the directors, and in favor of the proposal to adjourn the meeting if necessary to solicit additional proxies. If you fail to return your proxy card or fail to submit your proxy by telephone or over the internet, or fail to instruct your broker how to vote, and do not attend the annual general meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the annual general meeting. If you are a shareholder of record and you attend the annual general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Please do not send documents or certificates representing your ownership of CGEI Ordinary Shares. If the transactions contemplated by the Merger Agreement are consummated, we will notify you of the procedures for redeeming your CGEI Ordinary Shares.

No person has been authorized to give any information or to make any representations other than those set forth in the proxy statement in connection with the solicitation of proxies made hereby, and, if given or made, such information must not be relied upon as having been authorized by CGEI or any other person.

By Order of the Board of Directors,

Secretary

Beijing, PRC
February 5, 2013

IN ADDITION TO DELIVERING THE PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON FEBRUARY 21, 2013 TO SHAREHOLDERS BY MAIL, THE PROXY STATEMENT FOR SUCH MEETING IS ALSO IS AVAILABLE AT http://www.ezodproxy.com/chinagrowthequity/2013 .

REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement incorporates important business and financial information about CGEI from other documents that are not included in or delivered with this proxy statement. This information is available for you to review at the Securities and Exchange Commission’s, or SEC’s, public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference in this proxy statement by requesting them in writing, by telephone or by email from the appropriate company at the following addresses, telephone numbers and email addresses:

China Growth Equity Investment Ltd.

CN11 Legend Town,

No.1 Balizhuangdongli, Chaoyang District,

Beijing, 100025, P.R.C.

Attention: Chantelle Bai

Email: cbai@chum.com.cn

In addition, if you have questions about the transactions described herein or the annual general meetings, or if you need to obtain copies of the accompanying proxy statement, proxy cards, election forms or other documents incorporated by reference in the proxy statement, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

Morrow & Co. LLC

470 West Avenue, 3rd floor

Stamford, CT 06902

Telphone: (800) 662-5200

Banks and brokerage

firms: (203) 658-9400

If you would like to request documents, please do so by February 20, 2013, in order to receive them before the annual general meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement and how you may obtain it, see “Where You Can Find More Information” beginning on page 209 of the accompanying proxy statement.

EXPLANATORY NOTE

Unless the context otherwise requires, all references in this proxy statement to:

•	“CGEI”, “we”, “us” and “our” refer to China Growth Equity Investment Ltd., a Cayman Islands exempted company, and such references “following the merger” or “following the business combination” refer to CGEI, CDGC and Pingtan Fishing as a combined company;

•	“CDGC” refers to China Dredging Group Co., Ltd., a British Virgin Islands business company;

•	“Merger Sub” refers to China Growth Dredging Sub Ltd., a British Virgin Islands business company and a direct wholly-owned subsidiary of CGEI;

•	“Pingtan Fishing” refers to the PRC operating company, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd, which is undertaking a corporate reorganization with Merchant Supreme Co. Ltd, as described herein;

•	“Merchant Supreme” refers to Merchant Supreme Co. Ltd., a British Virgin Island business company, which is undertaking a corporate reorganization with Pingtan Fishing, as described herein;

•	“Prime Cheer” refers to Prime Cheer Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region and a wholly-owned subsidiary of Merchant Supreme;

•	“Heroic Treasure” refers to Heroic Treasure Limited a company incorporated under the laws of the Hong Kong Special Administrative Region and the sole shareholder of Merchant Supreme;

•	“Founder” refers to Zhuo Xinrong, a resident of the Hong Kong Special Administrative Region;

•	“Hong Long” refers to Fuzhou Honglong Ocean Fishery Co., Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region;

•	“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of October 24, 2012, as it may be amended from time to time, among CGEI, CDGC, Founder and Merger Sub, a copy of which is attached as Annex A to this proxy statement;

•	the “Pingtan Fishing share purchase agreement” refers to the share purchase agreement, dated as of October 24, 2012, as it may be amended from time to time, by and among CGEI, Pingtan Fishing, Founder, Merchant Supreme, Prime Cheer, Heroic Treasure and Hong Long, a copy of which is attached as Annex B to this proxy statement;

•	to the “merger” refers to the proposed combination with CDGC; and

•	the “business combination” refers to the merger and the acquisition of Pingtan Fishing.

For further clarification, although CGEI will technically be acquiring an equity interest in Merchant Supreme, the substance of the Pingtan Fishing share purchase agreement provides for CGEI to acquire the business of Pingtan Fishing. Merchant Supreme currently does not have any operating activities and following the reorganization with Pingtan Fishing (which will occur prior to CGEI’s acquisition of Merchant Supreme), will have no activities other than holding an indirect controlling interest in Pingtan Fishing. Accordingly, Merchant Supreme’s business will be that of Pingtan Fishing and its financial statements will effectively be those of Pingtan Fishing (with Pingtan Fishing treated as the accounting acquiror). For these reasons, management believes it is meaningful to present information regarding Pingtan Fishing in this proxy statement rather than information regarding Merchant Supreme.

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the business combination and the annual general meeting of CGEI. These questions and answers may not address all questions that may be important to you as a shareholder. To better understand these matters, and for a description of the legal terms governing the business combination, you should carefully read this entire proxy statement, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement. See “Where You Can Find More Information” beginning on page 209.

Q:         Why am I receiving this proxy statement?

A:          You are receiving this proxy statement because CGEI is required to obtain shareholder approval in order to consummate the business combination. In this proxy statement, when we refer to the business combination, we mean: the acquisition of CDGC through the merger of Merger Sub with and into CDGC, with CDGC as the surviving company and a wholly-owned subsidiary of CGEI, with CDGC shareholders receiving CGEI Ordinary Shares; and the acquisition of Pingtan Fishing pursuant to the Pingtan Fishing share purchase agreement, pursuant to which Pingtan Fishing will become fully controlled by Merchant Supreme through a VIE agreement structure and Merchant Supreme will become a wholly-owned subsidiary of CGEI, with Merchant Supreme shareholders receiving CGEI Ordinary Shares. Both CDGC and Merchant Supreme (following the re-organization anticipated by the Pingtan Fishing share purchase agreement) are holding companies that have no activities other than holding an indirect controlling interest in their respective PRC operating companies, Fujian Service and Pingtan Fishing. If the business combination is consumated, CGEI will not directly own the respective PRC operating companies. Instead, CGEI’s subsidiaries located in the PRC will have contractual arrangements with the shareholders of the PRC operating entities that are designed to provide effective control over the PRC operating entities by CGEI’s PRC subsidiaries. The contractual arrangements are called variable interest entity agreements, and are described in this proxy statement. Consequently the business described in this proxy statement is not that directly of CDGC and Merchant Supreme, but the business of the PRC operating companies.

We will not be able to complete the business combination unless approval of Proposal 1 (to approve and adopt the Merger Agreement) and Proposal 2 (the increase in our authorized share capital) are obtained at the annual general meeting.

This proxy statement includes important information about the business combination, and includes a copy of the Merger Agreement in Annex A, the Pingtan Fishing share purchase agreement in Annex B and the proposed amendment to our Memorandum and Articles of Association in Annex C. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable annual general meeting.

Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement.

Q:         Will CGEI remain listed on the Nasdaq following completion of the business combination?

A:          Yes, CGEI expects that its shares will continue to be listed on The Nasdaq Capital Market, or Nasdaq, immediately following completion of the business combination. However, although CGEI’s securities are currently and have been listed on Nasdaq since its initial public offering, CGEI’s securities may not continue to be listed on Nasdaq. On September 14, 2012, CGEI received a notice from Nasdaq indicating that Nasdaq believed CGEI was not in compliance with its listing rule that which requires CGEI to have at least 300 public holders. CGEI submitted a plan to regain compliance with this rule. In a letter received by CGEI on December 5, 2012, Nasdaq rejected CGEI’s plan of compliance and determined to delist CGEI’s securities from Nasdaq. CGEI requested a hearing to appeal the Nasdaq staff's determination, which was held on January 17, 2013. In addition, on January 2, 2013, CGEI received a notification from Nasdaq indicating that Nasdaq believed that CGEI was not in compliance with the listing rule requiring listed companies to hold an annual meeting of shareholders, to solicit proxies and to provide proxy statements to Nasdaq. CGEI presented its views with respect to this additional deficiency at the same hearing. On January 31, 2013, the Nasdaq hearing panel granted CGEI’s request to remain listed on Nasdaq, subject to the condition that it secures shareholder approval for and completes the business combination prior to or on February 28, 2013. Additionally, since the business combination constitutes a change in control of CGEI, the Nasdaq requires CGEI to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of the business combination. CGEI may not be able to meet those initial listing requirements at that time.

CGEI believes it will be able to meet the Nasdaq initial listing requirements, however, if Nasdaq delists CGEI’s securities from trading, CGEI could face significant consequences, including:

•	a limited availability for market quotations for CGEI’s securities;
•	reduced liquidity with respect to CGEI’s securities;
•	a determination that CGEI’s ordinary shares are “penny stocks,” which will require brokers trading in CGEI’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for CGEI’s ordinary shares;
•	limited amount of news and analyst coverage for CGEI; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, CGEI would no longer be subject to Nasdaq rules, including rules requiring CGEI to have a certain number of independent directors and to meet other corporate governance standards. See the risk factor entitled “Nasdaq may delist CGEI’s securities, which would limit investors’ ability to transact in CGEI’s securities and subject CGEI to additional trading restrictions.”

Q:           Why is CGEI proposing the business combination?

A:           CGEI is proposing to acquire CDGC pursuant to the Merger Agreement and Pingtan Fishing pursuant to the Pingtan Fishing share purchase agreement.

CGEI is a Cayman Islands blank check company incorporated on January 18, 2010 for the purpose of directly or indirectly acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal business and/or material operations located in the PRC. CGEI’s prospective target business does not have to be limited to a particular industry. In accordance with CGEI’s amended and restated memorandum and articles of association, if CGEI is unable to complete a business combination by February 26, 2013, its purpose and powers will be limited to winding up its affairs and liquidating.

CDGC is one of the leading private subcontractors of dredging services in the PRC and Pingtan Fishing is a fast-growing pelagic fishing company in the PRC and internationally. Upon the consummation of the business combination, CDGC and Pingtan Fishing will be directly wholly-owned subsidiaries of CGEI and CGEI, assuming the name change proposal is approved, will change its corporate name to Pingtan Marine Enterprise Ltd. Both CDGC and Pingtan Fishing are currently controlled by the same person, Mr. Xinrong Zhuo.

Throughout this proxy statement, the business described as CDGC’s business in this proxy statement is the business of Fujian Service, the PRC operating entity controlled by CDGC through contractual arrangements.

CGEI has not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, the management considered a variety of factors, including one or more of the following:

• financial condition and results of operation;

• growth potential;

• experience and skill of management and availability of additional personnel;

• capital requirements;

• competitive position;

• barriers to entry; and

• costs associated with effecting the business combination.

Based on its due diligence investigations of CDGC, Pingtan Fishing and the industries in which they operate, including the financial and other information provided by CDGC and Pingtan Fishing in the course of their negotiations, CGEI believes that CDGC and Pingtan Fishing meet many of the criteria and guidelines listed above and provide it with an opportunity to participate in a company with significant growth potential. See “The Business Combination — Recommendation of the CGEI Board; CGEI’s Reasons for the Business Combination.”

Q:           Why is CGEI proposing the share increase authorization proposal?

A:           Under the Merger Agreement and the Pingtan Fishing share purchase agreement, CGEI will issue an aggregate of 77,000,000 CGEI ordinary shares in the closing of the business combination. At present, CGEI does not have enough ordinary shares (after taking into account shares reserved for issuance upon the exercise of its outstanding warrants and unit purchase options) available for issuance in order to satisfy CGEI’s obligations under the Merger Agreement and the Pingtan Fishing share purchase agreement. CGEI cannot complete the business combination without an increase in the number of authorized ordinary shares.

The additional ordinary shares authorized by the share increase authorization proposal would have rights identical to CGEI Ordinary Shares currently outstanding. Approval of the proposed amendment and issuance of ordinary shares will have a significant dilutive effect on the voting power and percentage ownership of the current CGEI shareholder, who will only hold 7.75% of the CGEI Ordinary Shares after the consummation of the business combination, assuming that no holders of CGEI Ordinary Shares exercise their redemption rights. The issuance of additional ordinary shares could also have a dilutive effect on the earnings per share, if any. In addition, the issuance of additional shares, or their subsequent sale, could adversely affect the price of the CGEI ordinary shares. Any significant increase in the number of shares offered for sale could cause the supply of ordinary shares available for purchase in the market to exceed the purchase demand for the CGEI’s ordinary shares. Such supply in excess of demand could cause the market price of CGEI’s ordinary shares to decline.

Q:         Immediately following completion of the business combination, who will own and control CGEI?

A:         Assuming that no holders of CGEI Ordinary Shares exercise their redemption rights, we anticipate that immediately following completion of the business combination, the issued and outstanding shares of CGEI will be held as follows:

• approximately 7.75% by continuing holders of CGEI ordinary shares;

• approximately 62.30% by former holders of CDGC shares; and

• approximately 29.95% by former holders of Merchant Supreme shares.

Assuming the exercise of redemption rights of the maximum of holders of CGEI Ordinary Shares, while leaving at least $5.0 million of cash held either in or outside the trust account, we anticipate that immediately following completion of the business combination, the issued and outstanding shares of CGEI would be held as follows:

• approximately 2.49% by continuing holders of CGEI ordinary shares;

• approximately 65.85% by former holders of CDGC shares; and

• approximately 31.66% by former holders of Merchant Supreme shares.

Q:           What conditions must be satisfied to complete the business combination?

A:           CGEI and CDGC are not required to complete the merger unless a number of conditions are satisfied or waived. These conditions include, among others: (i) receipt of the CGEI merger approval (ii) approval by CDGC’s shareholders of the merger; (iii) absence of any injunctions, orders or laws that would prohibit, restrain or make illegal the merger and (iv) CGEI having at least $5.0 million of cash held either in or outside the trust account.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Agreements — Description of the Merger Agreement — Conditions to the closing of the Merger” beginning on page 176.

CGEI and Pingtan Fishing are not required to complete the Pingtan Fishing acquisition unless a number of conditions are satisfied or waived. These conditions include, among others, absence of any injunctions, orders or laws that would prohibit, restrain or make illegal the mergers.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Pingtan Fishing acquisition, see “The Agreements — Description of the Pingtan Fishing Share Purchase Agreement” beginning on page 178.

Q:           Are CDGC’s shareholders required to approve the merger?

A:           Yes. CGEI and CDGC are not required to complete the merger absent approval by CDGC’s shareholders. Shareholders representing a majority of CDGC’s ordinary shares must approve the merger. CDGC’s ordinary shareholders are expected to consider whether to approve the merger during the time period that CGEI is soliciting approval from its shareholders. CDGC’s non-voting Class A preferred shares represent approximately 16% of CDGC’s outstanding ordinary shares on an as-converted basis. Although Class A preferred shareholder approval is not required for the merger, CDGC has obtained certain consents and approvals from its non-voting Class A Preferred shareholders that would facilitate the merger. Class A preferred shareholders representing more than 80% of CDGC’s outstanding Class A preferred shares consented to amendments to CDGC’s Memorandum and Articles of Association. The amendments extended CDGC’s redemption and payment obligations with respect to its Class A preferred shares, which relieved timing pressure associated with merging with a listed U.S. company or otherwise listing on a U.S. stock exchange. In addition, the amendments clarified the definition of “Liquidation Event” such that it would not include a merger or other significant transaction in which CDGC’s shareholders continue to own a majority of the outstanding shares of the surviving entity, even if that ownership is indirect. This adds certainty when using a deal structure such as the contemplated merger where CDGC’s current shareholders would cease to be direct shareholders of CDGC but would become shareholders of CGEI, which would wholly own CDGC.

Q:           When do you expect the business combination to be completed?

A:           CGEI, CDGC and Pingtan Fishing are working to complete the business combination as quickly as possible, and we anticipate that it will be completed in the first quarter of 2013. However, the business combination is subject to various regulatory approvals and other conditions that are described in more detail in this proxy statement, and it is possible that factors outside the control of CGEI, CDGC and Pingtan Fishing could result in the business combination being completed at a later time, or not at all.

Q:          What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?

A:          As of September 30, 2012, the value of all outstanding obligations of CDGC, Pingtan Fishing and their respective affiliate was $126,458,609.

Q:          What is the US dollar value of the current related party arrangements of CDGC and Pingtan Fishing and their respective affiliates and what interest does such related parties, including directors and officers of CDGC and Pingtan Fishing, have in the business combination?

A:          For the nine months ended September 30, 2012, the value of the service and materials received from related parties by CDGC and Pingtan Fishing was $30.7 million. As of September 30, 2012, CDGC and Pingtan Fishing had a net due from related parties balance of $74.9 million. Mr. Xinrong Zhuo is the founder, Chairman of the Board of Directors, Chief Executive Officer and majority shareowner of CDGC. He is also the founder of Pingtan Fishing. Pingtan Fishing is currently owned by Honghong Zhuo and Zhiyan Lin. Honghong Zhuo is the daughter of Xinrong Zhuo and Zhiyan Lin is father-in-law of Longjie Zhuo, the brother of Xinrong Zhuo. Pursuant to a Family Agreement executed on November 23, 2004, among Xinrong Zhuo and certain of his family members, Xinrong Zhuo is the sole decision maker of Pingtan Fishing and is responsible for all of Pingtan Fishing’s operation and management, including financial management.

As of September 30, 2012, Pingtan Fishing had $97.7 million in loans due from related parties. These related party loans are not collateralized, carry no interest and do not have specific repayment terms. There are no definitive agreements in place governing the terms of these loans. Pingtan Fishing also owed related parties an amount of $28.7 million as of September 30, 2012. The net amount due from related parties as of September 30, 2012 was therefore $69.0 million. Upon consummation of the Pingtan Fishing share purchase, 70% of such net amount, or $48.3 million, shall be repaid in accordance with the terms of the Pingtan Fishing share purchase agreement. As of February 1, 2013, $21.2 million had already been repaid by the applicable related parties. If the remaining $27.1 million is not fully repaid in cash upon the consummation of the Pingtan Fishing share purchase, CGEI and Xinrong Zhou have agreed that the outstanding amount can be repaid with fishing vessels from Hong Long instead of cash, since Hong Long’s fishing vessels have licenses and will help Pingtan Fishing increase its operations in the short term. Additional fishing vessels with licenses will enable Pingtan Fishing to increase its harvest volume, revenue and net income rapidly. The fair value of such fishing vessels will be determined by an independent appraisal company hired by the independent directors of the board of directors of the combined company, Pingtan Marine Enterprise Ltd. Any repayment using fishing vessels from Hong Long is expected to be finished within 60 days of the consummation of the Pingtan Fishing share purchase. Xinrong Zhuo will provide a written guarantee that the applicable related party of Pingtan Fishing will repay the remaining 30% of the outstanding amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. If such amount is not fully repaid on time, Xinrong Zhuo will pay the outstanding amount. As of February 1, 2013, the total net amount owed by related parties was $47.8 million.

After the consummation of the business combination, Mr. Xinrong Zhuo will be a director of the board of CGEI and will be its Chief Executive Officer. In addition, he will own 57.4% of the consolidated entity. Mr. Xinrong Zhuo also owns Hong Long, a competing fishing company, with which Pingtan Fishing has a non-compete obligation as part of the Pingtan Fishing share purchase agreement, to avoid conflicts of interest after consummation of the business combination. The non-compete provision states that if Hong Long is offered or becomes aware of certain business opportunities, Pingtan Fishing will have a right of first refusal for such business opportunities, as described in more detail on page 130 of this proxy statement. Pingtan Fishing has also, jointly with Hong Long, entered into a pledge agreement with Fuzhou Rural-Commercial Bank Jianxin Branch pledging certain fishing vessels as collateral to secure a short-term loan from the financial institution as collateral to jointly secure a short-term loan to to Fuzhou Haoyouli Fisheries Development Co., Ltd., an affiliate company of Pingtan Fishing, in amount of approximately $3.8 million which is due May 27, 2013.

A large portion of Pingtan Fishing’s operations are conducted from a fishing base owned by Mr. Xinrong Zhuo, operated by PT. Avona Mina Lestari, or Avona, an affiliate of Pingtan Fishing. Pingtan Fishing contracts with Avona for the right to use the base. Avona also handles certain agency services, including customs applications and fees for Pingtan Fishing. Avona is an Indonesian enterprise engaged in fishing base management and fishing vessel operations. Its daily operations are controlled by the Xinrong Zhuo family, which is also the ultimate controlling beneficiary owner of Pingtan Fishing. Pursuant to a Fishing Vessel Administrative Agency Agreement dated December 28, 2009, followed by a Fishery Cooperative Agreement dated July 1, 2011 with a two-year term, entered into between Pingtan Fishing and Avona, Pingtan Fishing pays Avona an annual agency fee. The fee was set to a mutually agreed amount of $10,000 and $20,000, for the period from January 1, 2010 to September 30, 2011, and for the period from July 1, 2011 to July 1, 2013, respectively, for each of Pingtan Fishing’s fishing vessels for which Avona acts as an agent. According to the agreements, Avona provides services for Pingtan Fishing, including acquiring fishing permits, providing food and water, contacting the logistics companies and arranging the transportation of Pingtan Fishing’s catch back to the PRC.

In October 2012 Pingtan Fishing entered into two pledge contracts with China Minsheng Banking Corp., Ltd. pursuant to which Pingtan Fishing pledged 10 fishing vessels with carrying amounts of approximately $9,500,000, as collateral to secure Hong Long’s $10,300,000 long-term loans from the financial institution which are due April 18, 2015. Pingtan Fishing pledged the collateral for Hong Long’s loan because the two companies at the time of the pledge were both controlled by Mr. Xinrong Zhou, however, the pledge has no beneficial purpose for Pingtan Fishing itself. The pledged vessels are newly built and their carrying amount accounts for approximately 80% of the carrying amount of all vessels owned by Pingtan Fishing. Consequently, if Hong Long was to default on the loans and Pingtan Fishing would lose the vessels, it could be detrimental for its operations.

Further, the following directors and officers of CDGC will be retained as directors or officers of CGEI after the consummation of the business combination: Xinrong Zhuo and Bin Lin, officers of CDGC, as officers of CGEI, and Xinrong Zhuo, Bin Lin, Alfred Ho, Yeliang Zhou and Zengbiao Zhu, current directors of CDGC, as directors of CGEI. Lin Bao, currently an officer of an affiliate of Pingtan Fishing will also be a director of CGEI.

Q:           What are my U.S. Federal income tax consequences as a result of the business combination?

A:            CGEI shareholders will not recognize any gain or loss as a result of the merger unless they redeem their shares. See “What are the federal income tax consequences of exercising my redemption rights?” on page 7.

Q:           Why is CGEI proposing the name change proposal?

A:           CGEI believes that the new name, Pingtan Marine Enterprise Ltd., more accurately reflects the business CGEI will conduct after the business combination and will enable industry and financial market participants to move closely associate CGEI with its operating business.

Q:           When and where will the annual general meeting be held?

A:           The annual general meeting will be held at the law offices of Reed Smith LLP, 599 Lexington Avenue, 22nd Floor, New York NY 10022 on February 21, 2013, at 11 a.m., Eastern time, unless the annual general meeting is adjourned or postponed.

Q:           Who is entitled to vote at the annual general meeting?

A:           CGEI has fixed January 28, 2013 as the record date. If you were a CGEI shareholder at the close of business on the record date, you are entitled to vote on matters that come before the CGEI annual general meeting. However, a CGEI shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the CGEI annual general meeting.

Q:           How many votes do I have?

A:           CGEI shareholders are entitled to one vote at the annual general meeting for each CGEI Ordinary Shares held of record as of the record date. As of the close of business on the record date, there were 6,250,000 issued and outstanding CGEI Ordinary Shares.

Q:           What constitutes a quorum?

A:           Two members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative shall constitute a quorum. Accordingly, the presence at the annual general meeting, either in person or by proxy, of at least two holders of CGEI Ordinary Shares will be required to establish a quorum. In the absence of a quorum the directors will have power to adjourn the annual general meeting.

Q:           What vote is required to approve each proposal?

A:           Proposal 1 to Approve and Adopt the Merger Agreement: The proposal to approve and adopt the Merger Agreement and the merger contemplated thereby, which we refer to as the merger proposal, requires the affirmative vote of holders of a majority of CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Proposal 2 to Increase the Authorized Share Capital: The proposal to adopt amendments to the memorandum and articles of association of CGEI to increase the share capital of CGEI and thereby the number of ordinary shares CGEI is authorized to issue from 60,000,000 to 125,000,000 Ordinary Shares, requires the affirmative vote of holders of a majority of CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Proposal 3 to Change the Corporate Name: The proposal to adopt amendments to the memorandum and articles of association of CGEI to change CGEI’s name to Pingtan Marine Enterprise Ltd. requires the affirmative vote of two thirds of members present in person or by proxy and voting at the annual general meeting.

Proposal 4 to Elect Directors: The proposal to elect two Class A directors requires the affirmative vote of holders of a majority of CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

 Proposal 5 to Adjourn the Annual General Meeting: Approving the adjournment of the annual general meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt Proposals 1 and 2) require the affirmative vote of holders of a majority of CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Q:           How do CGEI’s initial shareholders intend to vote their shares?

A:           Each of CGEI’s initial shareholders has agreed to vote all their founder shares which constitute 20% of CGEI’s issued and outstanding Ordinary Shares, in accordance with the majority of votes cast by the public holders of Ordinary Shares. To the extent any CGEI insider or officer or director of CGEI has acquired CGEI Ordinary Shares, or subsequent to, CGEI’s initial public offering, he, she or it has agreed to vote these acquired shares in favor of the proposal to approve and adopt the Merger Agreement.

Q:           What are the recommendations of CGEI’s board of directors?

A:           CGEI’s board of directors, or the CGEI board, has unanimously (i) approved the Merger Agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, CGEI and its shareholders, (iii) determined that the share capital increase and name change are in the best interest of CGEI and its shareholders, (iv) directed that the Merger Agreement be submitted to CGEI shareholders for adoption, (v) recommended that CGEI shareholders approve and adopt the Merger Agreement and the amendments to the memorandum and articles of association of CGEI, (vi) declared the advisability of the Merger Agreement, and (vii) determined that all the proposals are in the best interest of the CGEI shareholders.

The CGEI board unanimously recommends that CGEI shareholders vote:

•           “FOR” the proposal to approve and adopt the Merger Agreement;

•           “FOR” the proposal to amend the memorandum and articles of association to increase the authorized share capital;

•           “FOR“ the proposal to amend the memorandum and articles of association to change CGEI’s name;

•           “FOR“ the proposal to elect two directors; and

•           “FOR” the proposal to approve the adjournment of the annual general meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt Proposals 1 and 2).

See “The Business Combination — Recommendation of the CGEI Board; CGEI’s Reasons for the Business Combination” beginning on page 165.

Q:           Do CGEI shareholders have redemption rights?

A:           Yes. CGEI is providing its shareholders with the opportunity to redeem their CGEI Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less franchise and income taxes payable, upon the consummation of the business combination, subject to certain limitations. There will be no redemption rights upon the consummation of the business combination with respect to CGEI warrants. CGEI’s initial shareholders have agreed not to exercise their redemption rights with respect to their founder and any other ordinary shares they may hold in connection with the consummation of the business combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of November 30, 2012, the approximate redemption amount per CGEI Ordinary Share was $10.05. For purpose of comparison, the initial public offering price was $10 per unit (each such unit consisting of one Ordinary Share and one redeemable purchase warrant). The CGEI Ordinary Shares will only be redeemed if the business combination is consummated; otherwise, the shareholders who elected to redeem will receive a portion of the trust account upon liquidation, which may be less than what such shareholders would receive if their shares were redeemed.

Each holder of CGEI Ordinary Shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the CGEI merger proposal and the amendments to the memorandum and articles of association of CGEI. CGEI has no specified maximum redemption threshold. However, CGEI will not consummate the business combination unless it has at least $5.0 million of cash held either in or outside the trust account. As of November 30, 2012, 4,502,700 CGEI Ordinary Shares, constituting 90.05% of the issued and outstanding CGEI Ordinary Shares, could be redeemed without the amount held in the trust account falling below $5,000,001. CGEI’s Ordinary Shareholders will be able to redeem their shares up to the business day immediately prior to the vote on the merger proposal and the amendments to the memorandum and articles of association of CGEI.

Unlike the merger procedure for most blank check companies, each holder of CGEI Ordinary Shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the CGEI merger proposal. As a result, the merger can be approved by shareholders who will redeem shares and no longer remain shareholders, leaving shareholders who chose not to redeem holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash, and the potential inability to meet the listing standards of NASDAQ.

Holders of CGEI Ordinary Shares together with any of their affiliates or any other person with whom they are acting in concert or as a “group” (as used in Section 13 of the Exchange Act) will be restricted from redeeming their shares with respect to more than an aggregate of 10% of the shares sold in CGEI’s initial public offering.

Q:           Will how I vote affect my ability to exercise redemption rights?

A:           No. You may exercise your redemption rights whether you vote your CGEI Ordinary Shares for or against the merger proposal and for the amendments to the memorandum and articles of association of CGEI.

Q:           How do I exercise my redemption rights?

A:           If you wish to exercise your redemption rights, you must:

•          send a letter to CGEI’s transfer agent, American Stock Transfer & Trust Company, at 6201 15th Avenue Brooklyn, NY, 11219, stating that you are exercising your redemption rights and demanding your CGEI Ordinary Shares be converted into cash; and

•           either:

º	physically tender, or if you hold your CGEI Ordinary Shares in “street name,” cause your broker to physically tender, your share certificates representing CGEI Ordinary Shares to CGEI’s transfer agent by 5 p.m. Eastern time, February 20, 2013; or

º	deliver your shares electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, to CGEI’s transfer agent by 5 p.m. Eastern time, February 20, 2013.

You may elect to redeem your shares irrespective of whether you vote for or against the approval of the CGEI merger proposal.

Q:           What are the federal income tax consequences of exercising my redemption rights?

A:           CGEI shareholders who exercise their redemption rights to receive cash from the trust account in exchange for their CGEI Ordinary Shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the conversion in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the CGEI Ordinary Shares converted. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the conversion. A shareholder’s tax basis in his, her or its CGEI Ordinary Shares generally will equal the cost of such shares. A shareholder who purchased CGEI units will have to allocate the cost between the ordinary shares and the warrants comprising the units based on their relative fair market values at the time of the purchase. See “Material U.S. Federal Income Tax Consequences.”

Q:           If I am a CGEI warrant holder, can I exercise redemption rights with respect to my warrants?

A:           No. There are no redemption rights with respect to CGEI’s warrants.

SUMMARY

The following summary highlights only selected information contained elsewhere in this proxy statement and may not contain all the information that may be important to you. Accordingly, you are encouraged to read this proxy statement carefully and in its entirety, including its annexes and the documents incorporated by reference in this proxy statement.. See the section entitled “Where You Can Find More Information” on page 209.

Parties to the Business Combination

China Growth Equity Investment Ltd.

CGEI, a Cayman Islands exempted limited liability company, was incorporated as a blank check company on January 18, 2010 with the purpose of directly or indirectly acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal business and/or material operations located in the PRC.

On June 2, 2011, CGEI completed an initial public offering of 5,000,000 units, which units consists of one Ordinary Share and one reedemable purchase warrant. CGEI has neither engaged in any operations, nor generated any revenues, nor incurred any debt or expenses other than in connection with its initial public offering and, thereafter, expenses related to identifying and pursuing acquisitions of targets and expenses related to liquidating its trust fund for the benefit of its holders of Ordinary Shares and reconstituting CGEI as an ongoing business company. It has incurred expenses only in connection with (i) the preparation and filing of its quarterly reports on Form 10-Q, annual reports on Form 10-K and prospectuses and (ii) travel expenses related to finding and developing acquisition candidates. CGEI’s believes its travel expense policies are consistent with good business practice.

Currently, CGEI holds $50,267,002 in gross proceeds from the initial public offering in its trust account (including $2,250,000 of deferred underwriting discounts and commissions and $2,975,000 from the sale of insider warrants).

Most blank check companies are required to consummate their initial business combination with a target whose fair market value is equal to at least 80% of the amount of money held in the trust account of the blank check company at the time of entry into a definitive agreement for a business combination. Because CGEI is not subject to this requirement, and because CGEI is not required to obtain a controlling interest in a target, CGEI has additional flexibility in identifying and selecting a prospective acquisition candidate.

Following the initial public offering in June 2011, units, Ordinary Shares and warrants in CGEI were listed on the Nasdaq Capital Market under the symbols CGEIU, CGEI and CGEIW, respectively. On February 4, 2013, the latest practicable date before the printing of this proxy statement, the last reported sale price of the units, ordinary shares and warrants in CGEI on The Nasdaq Capital Market was $10.15, $10.05 and $0.25, per unit, share and warrant, respectively.

CGEI’s principal executive offices are located at CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, PRC, and its telephone number is +86-10-6550-3186.

China Dredging Group Co., Ltd.

CDGC was incorporated in the British Virgin Islands on April 14, 2010. Through its PRC subsidiary, Fujian Service, CDGC provides specialized dredging services exclusively to the PRC marine infrastructure market and is, based on the number and capacity of the dredging vessels it operates, one of the leading independent (not state-owned) providers of such services in the PRC. Since its inception, CDGC has functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors. CDGC engages in capital dredging, maintenance dredging and reclamation dredging projects and primarily sources its projects by subcontracting projects from general contractors.

CDGC’s ordinary shares are registered with the SEC, but are not listed on the Nasdaq, the NYSE, or the NYSE Amex, or another major international securities exchange.

CDGC’s principal executive offices are located at Floor 18, Tower A, Zhongshan Building No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province 350001, PRC, and its telephone number is +86-591-8727-1266.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Pingtan Fishing was incorporated in Pingtan County, Fujian Province, PRC on February 27, 1998. Pingtan Fishing primarily engages in ocean fishery with many of its self-owned vessels within Indian EEZ and Arafura Sea of Indonesia, which is ranked highly as one of the leading private (i.e. not state-owned) supplier and trader of oceanic aquatic products in PRC.

Total CGEI Shares to be Issued

Based on 6,250,000 CGEI Ordinary Shares issued and outstanding as of February 4, 2013, the latest practicable date before the printing of this proxy statement, and assuming no CGEI Ordinary Shares are redeemed between February 4, 2013 and consummation of the business combination, the total number of CGEI Ordinary Shares issued and outstanding immediately following the consummation of the business combination will be approximately 83,250,000. Upon consummation of the business combination and assuming no redemptions by CGEI shareholders, current CGEI shareholders (including CGEI’s founders) will own approximately 7.75% of CGEI, former CDGC shareholders will own approximately 62.30% of CGEI and former Merchant Supreme shareholders will own approximately 29.95% of CGEI. Mr. Xinrong Zhuo will own approximately 57.4% of CGEI upon consummation of the business combination. The total value of the consideration to be paid to the shareholders of CDGC and Merchant supreme will be approximately $520 million and $250 million, respectively.

CGEI Annual General Meeting

Date, Time and Place

An annual general meeting of the shareholders of CGEI will be held at the law offices of Reed Smith LLP, 559 Lexington Avenue, 22nd Floor, New York, NY 10022 on February 21, 2013, at 11 a.m., Eastern time, unless the annual general meeting is adjourned or postponed.

Purposes of the Annual General Meeting

At the annual general meeting, CGEI shareholders will be asked to consider and vote upon the following matters and to transact such other business that may properly come before the meeting:

•	a proposal to approve and adopt the Merger Agreement;

•	a proposal to adopt an amendment to CGEI’s memorandum and articles of association to increase the authorized share capital;

•	a proposal to adopt an amendment to CGEI’s memorandum and articles of association to change CGEI’s name;

•	a proposal to elect two Class A directors; and

•	a proposal to approve the adjournment of the annual general meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Merger Agreement and the share capital increase authorization).

Record Date; Shares Entitled to Vote

Holders of CGEI Ordinary Shares as of the close of business on January 28, 2013, or the CGEI record date, are entitled to notice of, and to vote at, the annual general meeting or one or more adjournments thereof. Each CGEI Ordinary Share is entitled to one vote.

As of the CGEI record date, 6,250,000 CGEI Ordinary Shares were issued and outstanding and entitled to vote at the CGEI annual general meeting.

Vote Required

Proposal to Approve and Adopt the Merger Agreement by CGEI shareholders:

The merger proposal requires the affirmative vote of holders of a majority of the CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Proposal to Adopt Share Increase Authorization by CGEI shareholders:

The share increase authorization proposal requires the affirmative vote of holders of a majority of the CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Proposal to Adopt Name Change:

The name change proposal requires the affirmative vote of two thirds of the the members present, in person or by proxy, and voting at the annual general meeting.

Proposal to Elect Directors

The proposal to elect two Class A directors requires the affirmative vote of holders of a majority of CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting.

Proposal to Approve the Adjournment of the Annual General Meeting by CGEI shareholders:

Approving the adjournment of the annual general meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Merger Agreement and the share capital increase authorization) requires the affirmative vote of a majority of the CGEI Ordinary Shares issued and outstanding, entitled to vote and voting at the annual general meeting. If a quorum is not present the directors may adjourn the meeting to a time and place they think fit.

Recommendation of the CGEI Board

The CGEI board has unanimously (i) approved the Merger Agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, CGEI and its shareholders, (iii) directed that the Merger Agreement be submitted to CGEI shareholders for approval and adoption, (iv) recommended that CGEI shareholders approve and adopt the Merger Agreement and the amendments to the CGEI memorandum and articles of association and (v) declared the advisability of the Merger Agreement.

THE CGEI BOARD UNANIMOUSLY RECOMMENDS THAT CGEI SHAREHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT;

•	“FOR” THE PROPOSAL TO AMEND THE MEMORANDUM AND ARTICLES OF ASSOCIATION TO INCREASE THE AUTHORIZED SHARE CAPITAL;

•	“FOR” THE PROPOSAL TO AMEND THE MEMORANDUM AND ARTICLES OF ASSOCIATION TO CHANGE CGEI’S NAME;

•	“FOR” THE PROPOSAL TO ELECT TWO CLASS A DIRECTORS; AND

•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE ANNUAL GENERAL MEETING (IF IT IS NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES BECAUSE THERE ARE NOT SUFFICIENT VOTES TO APPROVE AND ADOPT THE MERGER AGREEMENT and SHARE CAPITAL INCREASE AUTHORIZATION).

See “The Business Combination — Recommendation of the CGEI Board; CGEI’s Reasons for the Business Combination” beginning on page 165.

Interests of Officers and Directors in the Business Combination

Certain of CGEI’s executive officers and directors have financial interests in the business combination that are different from, or in addition to, the interests of CGEI’s shareholders, other than the insider shareholders. The members of the CGEI board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated thereby and in recommending to CGEI’s shareholders, that the Merger Agreement be approved and adopted. These interests are described in more detail in the sections of this document entitled “The Business Combination — Interests of CGEI’s Directors and Officers in the Business Combination”.

Material U.S. Federal Income Tax Consequences

There will be no tax consequences from the merger for CGEI shareholders except as to shareholders who choose to redeem their shares.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CGEI

The following table sets forth selected historical financial information derived from CGEI’s audited financial statements included elsewhere in this proxy statement as of and for the year ended December 31, 2012 and 2011 and the period from January 18, 2010 (inception) through December 31, 2010.

The historical results of CGEI included below and elsewhere in this proxy statement are not necessarily indicative of the future performance of CGEI. You should read the following selected financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the section “Information About CGEI” and the financial statements and the related notes appearing elsewhere in this proxy statement.

			Period
			from January 18,
	Year ended	Year ended	2010 (Inception)
	December 31,	December 31,	to December 31,
	2012	2011	2010
Statement of Operations Data:
Formation and operating costs	$(1,060,390)	$(310,075)	$(11,248)
Gain (loss) on change in fair value of warrant	2,280,224	179,333
Interest income	16,411	5,577	-
Interest expense	-	(7,739)	(12,161)
Other (expense) income	(1,350)	678	-
Net income (loss)	$1,234,895	$(132,226)	$(23,409)

Weighted average shares outstanding	6,250,000	4,426,677	1,955,000
Basic and diluted net income (loss) per share	$0.20	$(0.03)	$(0.01)

Balance Sheet Data:
Cash	1,387	$134,028	$167,374
Investments held in trust at amortized cost	50,271,988	50,255,577	-
Total Assets	50,333,375	50,873,279	278,864
Maximum ordinary shares, subject to possible redemption 4,016,232, 3,893,357 and 0 shares stated at conversion value at December 31, 2012, 2011 and 2010, respectively	40,363,133	39,128,238	-
Total shareholders’ equity	5,000,001	5,000,001	21,491

Cash Flow Data:
Net cash used in operating activities	(297,367)	$(780,255)	$(6,781)
Net cash used in investing activities	(16,411)	(50,255,577)	-
Net cash provided by financing activities	181,137	51,002,486	174,155

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial data included elsewhere in this proxy statement.

The unaudited pro forma condensed balance sheet data combines the historical financial position of CDGC and Pingtan Fishing as of September 30, 2012, and the historical financial position of CGEI as of December 31, 2012, giving effect to the business combination as if it had been completed on December 31, 2012. The unaudited pro forma condensed combined income statements give effect to the business combination as if it took place on January 1, 2011, using historical financial information from CGEI for year ended December 31, 2012 and the trailing twelve months ("TTM") ended September 30, 2012 for CDGC and Pingtan Fishing.

The historical financial data has been adjusted to give effect to pro forma events that are related and/or directly attributable to the business combination, are factually supportable and, in the case of the unaudited pro forma statement of income data, are expected to have a continuing impact on the combined results. The adjustments presented in the unaudited pro forma condensed combined financial data have been identified and presented in “Unaudited Pro Forma Condensed Combined Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the business combination.

This information should be read together with CDGC’s, Pingtan Fishing’s and CGEI’s financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Data”, “Information About CGEI – Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Information About China Dredging Group Co., Ltd. - Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About Pingtan Fishing - Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement.

The unaudited pro forma financial data are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

	For the year ended December 31, 2012 and the TTM ended September 30, 2012.
	Assuming No Redemption Pro Forma Combined	Assuming Max Redemption Pro Forma Combined
Selected Balance Sheet Data
Cash and cash equivalents	$326,114,120	$285,750,987
Accounts receivable/Account receivable - third party customers/Account receivable - related parties	26,065,314	26,065,314
Cost and estimated earnings in excess of billings on contracts in progress	14,031,818	14,031,818
Other receivables/Other receivables - third parties	67,210	67,210
Property, plant and equipment, net	66,062,711	66,062,711
Security deposits	24,869,526	24,869,526
Total assets	510,910,618	470,547,485
Short-term loans	37,201,630	37,201,630
Accounts payable/Accounts payable - third party suppliers/Accounts payable - related parties	14,935,211	14,935,211
Accrued liabilities and other payables/Other payables and accrued liabilities - third parties	11,922,177	11,922,177
Total shareholders’ equity	401,008,757	360,645,624
Shares outstanding	83,465,000	78,962,295

Selected Statement of Operations Data
Total revenue/Contract revenue	$280,022,869	$280,022,869
Gross profit	138,964,901	138,964,901
Net income for the latest twelve months ended December 31, 2012	100,370,177	100,370,177

Per share data
Basic net income per ordinary share	$1.20	$1.27
Diluted net income per ordinary share	1.20	1.27

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical equity ownership information for CGEI, CDGC and Pingtan Fishing and unaudited pro forma combined per share data after giving effect to the business combination, assuming (i) that no holders of CGEI Ordinary Shares exercise their redemption rights and CGEI does not make any permitted repurchases of CGEI Ordinary Shares and (ii) that holders of CGEI Ordinary Shares have properly exercised their redemption rights and/or CGEI has made permitted repurchases of CGEI Ordinary Shares subject to the condition that the amount of cash held in trust is not less than $5,000,001, after giving effect to the redemption and/or repurchases but prior to expenses and certain other amounts. Pro forma per share data for CDGC and Pingtan Fishing is not separately presented as CDGC and Pingtan Fishing shares can be exchanged for CGEI Ordinary Shares on a one for one basis. CGEI is providing this information to aid you in your analysis of the financial aspects of the business combination. The historical information should be read in conjunction with the sections entitled “Selected Consolidated Historical Financial Data of CDGC”, “Selected Consolidated Historical Financial Data of Pingtan Fishing” and “Selected Historical Financial Data of CGEI” included elsewhere in this proxy statement. The unaudited pro forma per share data is derived from, and should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” included elsewhere in this proxy statement.

The unaudited pro forma consolidated per share data does not purport to represent what the actual results of operations of CGEI, CDGC and Pingtan Fishing would have been had the business combination been consummated at an earlier date or to project CGEI’s, CDGC’s or Pingtan Fishing’s results of operations that may be achieved after the business combination. The unaudited pro forma book value per share data below does not purport to represent what the value of CGEI, CDGC and Pingtan Fishing would have been had the business combination been consummated at an earlier date nor the book value per share for any future date or period.

	Year ended December 31, 2012	Year ended December 31, 2011
China Growth Equity Investment Ltd. - Historical
Income (loss) per share from continuing operations - Basic	$0.20	$(0.03)
Income (loss) per share from continuing operations - Diluted	0.20	(0.03)
Cash dividends declared per ordinary share	-	-
Book value per share of ordinary shares	0.80	1.13

	Nine months ended September 30, 2012	Year ended December 31, 2011
China Dredging Group Co., Ltd – Historical
Income per share from continuing operations – Basic	$1.15	$1.71
Income per share from continuing operations – Diluted	0.97	1.54
Cash dividends declared per ordinary share	-	-
Book value per ordinary share	5.14	3.97

	Nine months ended September 30, 2012	Year ended December 31, 2011
Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd. - Historical
Income per share from continuing operations - Basic	$-	$-
Income per share from continuing operations - Diluted	-	-
Cash dividends declared per ordinary share	-	-
Book value per ordinary share	-	-

	Year ended December 31, 2012 and TTM ended September 30, 2012	Year ended December 31, 2011
Pro Forma Per Share of the Combined Company - Historical
Assuming no redemptions:
Income per share from continuing operations - Basic	$1.20	$1.24
Income per share from continuing operations - Diluted	1.20	1.24
Book value per ordinary share	4.80	NA
Assuming maximum redemptions:
Income per share from continuing operations - Basic	$1.27	$1.31
Income per share from continuing operations - Diluted	1.27	1.31
Book value per ordinary share	4.56	NA

MARKET PRICE AND DIVIDEND INFORMATION

CGEI ordinary shares are quoted on the Nasdaq Capital Market under the symbol “CGEI”. CGEI warrants are quoted on the Nasdaq Capital Market under the symbol “CGEIW”. CGEI units are quoted on the Nasdaq Capital Market under the symbol “CGEIU”. The following table sets forth, for the periods indicated, the high and low sales prices per CGEI Ordinary Share, warrant and unit on the Nasdaq Capital Market.

	CGEI Ordinary Shares		CGEI Warrants		CGEI Units
	High	Low	High	Low	High	Low
Fiscal Year 2011
First Quarter	-	-	-	-	-	-
Second Quarter	-	-	-	-	10.20	9.99
Third Quarter	9.50	9.49	0.53	0.39	11.00	9.95
Fourth Quarter	9.56	9.44	0.50	0.44	10.20	9.86
Fiscal Year 2012
First Quarter	9.82	9.52	0.55	0.45	10.02	9.80
Second Quarter	9.80	9.61	0.60	0.40	10.08	9.92
Third Quarter	10.36	9.70	0.51	0.24	10.00	9.92
Fourth Quarter	10.36	9.91	0.25	0.19	10.20	10.00

Neither CGEI, CDGC nor Pingtan Fishing has paid dividends on ordinary shares during 2012 or 2011.

There were 6,250,000, 8,966,667 and 5,000,000 holders of CGEI Ordinary Shares, warrants and units, respectively, as of February 4, 2013

CDGC is currently a publicly reporting company with its shares registered under Section 12(g) of the Exchange Act. Its ordinary shares are not currently listed or traded on an established public trading market.

Pingtan Fishing is a privately held company and there is no established public trading market for its ordinary shares.

CGEI’s working capital will be reduced if holders of CGEI’s Ordinary Shares exercise their right to redeem their shares for cash, which reduced working capital may adversely affect CGEI’s business and future operations.

Pursuant to the CGEI’s memorandum and articles of association, CGEI is offering each current holder of the CGEI Ordinary Shares the right to have such holder’s shares redeemed into cash if such holder either (i) votes against the business combination and timely exercises such redemption right or (ii) votes in favor of the business combination but elects to exercise such shareholder’s right to redeem. CGEI’s sponsor and its beneficial owners will not have shareholder redemption rights with respect to any CGEI Ordinary Shares owned by them, directly or indirectly, including CGEI Ordinary Shares purchased by them in CGEI’s initial public offering or in the secondary market. The actual per-share redemption price will be equal to the aggregate amount then in the trust account, and including accrued interest, net of any interest income on the trust account balance required for CGEI to pay its tax obligations incurred and net of interest income previously released to CGEI to fund its working capital requirements (calculated as of one business day prior to the consummation of the business combination), divided by the number of CGEI Ordinary Shares.

If the amount remaining in the trust account after any redemptions is insufficient to fund CGEI’s working capital requirements, CGEI would need to seek to borrow funds necessary to satisfy such requirements. Such funds may not be available to CGEI on terms favorable to it or at all. If such funds were not available to CGEI, it may adversely affect CGEI’s operations and profitability.

Nasdaq may delist CGEI’s securities, which could limit investors’ ability to transact in CGEI’s securities and subject CGEI to additional trading restrictions.

Although CGEI’s securities are currently and have been listed on Nasdaq since its initial public offering, CGEI’s securities may not continue to be listed on the Nasdaq Capital Market. On September 14, 2012, CGEI received a notice from Nasdaq indicating that Nasdaq believed CGEI was not in compliance with Listing Rule 5550(a)(3), or the “Minimum Public Holders Rule”, which requires CGEI to have at least 300 public holders. CGEI submitted a plan to regain compliance with the Minimum Public Holders Rule. In a letter received by CGEI on December 5, 2012, Nasdaq rejected CGEI’s plan of compliance and determined to delist CGEI’s securities from Nasdaq. CGEI requested a hearing to appeal the Nasdaq staff's determination, which was held on January 17, 2013. In addition, on January 2, 2013, CGEI received a notification from Nasdaq indicating that Nasdaq believed CGEI was not in compliance with its listing rule requiring listed companies to hold an annual meeting of shareholders, to solicit proxies and to provide proxy statements to Nasdaq. CGEI presented its views with respect to this additional deficiency at the same hearing. On January 31, 2013, the Nasdaq hearing panel granted CGEI’s request to remain listed on Nasdaq, subject to the condition that it secures shareholder approval for and completes the business combination prior to or on February 28, 2013. Additionally, since the business combination constitutes a change in control of CGEI, the Nasdaq requires CGEI to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of the business combination. CGEI may not be able to meet those initial listing requirements at that time.

If Nasdaq delists CGEI’s securities from trading, CGEI could face significant consequences, including:

•	a limited availability for market quotations for CGEI’s securities;
•	reduced liquidity with respect to CGEI’s securities;
•	a determination that CGEI’s ordinary shares are “penny stocks,” which will require brokers trading in CGEI’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for CGEI’s ordinary shares;
•	limited amount of news and analyst coverage for CGEI; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, CGEI would no longer be subject to Nasdaq rules, including rules requiring CGEI to have a certain number of independent directors and to meet other corporate governance standards.

If CGEI’s Ordinary Shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in CGEI’s securities may be adversely affected.

If at any time CGEI has net tangible assets of $5,000,001 or less and its ordinary shares have a market price per share of less than $5.00, transactions in CGEI’s ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to the transaction prior to sale;
•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

Pingtan Fishing has large amounts of loans due from related parties. There are no definitive agreements in place governing the terms of these loans, the loans are not collateralized, carry no interest and do not have specific repayment terms. Consequently, Pingtan Fishing, and after the business combination, we may not be able to compel repayment of these loans which may reduce our ability to expand and continue to operate the business, which will have a material adverse effect on our financial condition and results of operations.

As of September 30, 2012, Pingtan Fishing had $97.7 million in loans due from related parties. Pingtan Fishing also owed related parties an amount of $28.7 million. The net amount due from related parties as of September 30, 2012 was thereby $69.0 million. Upon consummation of the Pingtan Fishing share purchase, 70% of such net amount, or $48.3 million, shall be repaid in accordance with the terms of the Pingtan Fishing share purchase agreement. As of February 1, 2013, $21.2 million had already been repaid by the applicable related parties. If the remaining $27.1 million is not fully repaid in cash upon the consummation of the Pingtan Fishing share purchase, CGEI and Xinrong Zhou have agreed that the outstanding amount can be repaid with fishing vessels from Hong Long instead of cash, since Hong Long’s fishing vessels have licenses and will help Pingtan Fishing increase its operations in the short term. Additional fishing vessels with licenses will enable Pingtan Fishing to increase its harvest volume, revenue and net income rapidly. The fair value of such fishing vessels will be determined by an independent appraisal company hired by the independent directors of the board of directors of the combined company, Pingtan Marine Enterprise Ltd. Any repayment using fishing vessels from Hong Long is expected to be finished within 60 days of the consummation of the Pingtan Fishing share purchase. Xinrong Zhuo will provide a written guarantee that the applicable related party of Pingtan Fishing will repay the remaining 30% of the outstanding amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. If such amount is not fully repaid on time, Xinrong Zhuo will pay the outstanding amount. As of February 1, 2013, the total net amount owed by related parties was $47.8 million. These related party loans are not collateralized, carry no interest and do not have specific repayment terms. There are no definitive agreements in place governing the terms of these loans. Consequently, Pingtan Fishing and, after the business combination, we may not be able to compel repayment of these loans which may reduce our ability to expand and continue to operate the business, which will have a material adverse effect on our financial condition and results of operations. As the loans carry no interest, Pingtan Fishing also gains no benefits from the loans. Since there are no definitive agreements regulating the repayment terms of the loans, Pingtan Fishing can request the repayment of the loans at any time and the related parties in question can also repay the loans at any time. The arbitrary timing of the repayment may have a material impact on the liquidity management and operations of Pingtan Fishing and, after the business combination, us.

Pingtan Fishing has entered into certain pledge agreements pledging 10 fishing vessels as collateral to secure a loan to Hong Long, a fishing company controlled by Mr. Xinrong Zhou. The pledge has no beneficial purpose for Pingtan Fishing itself and Pingtan Fishing could lose its fishing vessels if Hong Long were to default on the loans, which could be detrimental for Pingtan Fishing’s, and after the business combination our, operations.

In October 2012, Pingtan Fishing entered into two pledge contracts with China Minsheng Banking Corp., Ltd. pursuant to which Pingtan Fishing pledged 10 fishing vessels with carrying amounts of approximately $9,500,000, as collateral to secure Hong Long’s $10,300,000 in long-term loans from the financial institution, which are due April 18, 2015. Pingtan Fishing pledged the collateral for Hong Long’s loan because the two companies at the time of the pledge were both controlled by Mr. Xinrong Zhou, however, the pledge has no beneficial purpose for Pingtan Fishing itself. The pledged vessels are newly built and their carrying amount accounts for approximately 80% of the carrying amount of all vessels owned by Pingtan Fishing. Consequently, if Hong Long was to default on the loans and Pingtan Fishing would lose the vessels, it could be detrimental for Pingtan Fishing’s, and after the business combination, our operations.

The consummation of the acquisition contemplated by the Pingtan Fishing share purchase agreement and the reorganization plan contemplated by Pingtan Fishing may require prior approval from MOFCOM or the CSRC, which following the business combination may subject us to sanctions or adversely affect our business, results of operations, reputation and prospects.

As of the date of this proxy statement, the application of the M&A Regulations remains unclear, with no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Pingtan Fishing’s PRC legal counsel has advised, based on its understanding of current PRC laws, regulations and rules, that the M&A Regulations are not applicable to the consummation of the acquisition contemplated by the Pingtan Fishing share purchase agreement or the reorganization plan contemplated by Pingtan Fishing because Merchant Supreme’s founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person. However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion. If prior approval from MOFCOM or the CSRC is required but not obtained for the share purchase agreement or the reorganization plan, Merchant Supreme and Pingtan Fishing, and following the business combination we, may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, it is possible that following the business combination MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit such operations, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The Circular of Security Review and the Regulations of Security Review provide that any foreign investor should file an application with MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Further, MOFCOM has, for its inner review process, stipulated a range of the business operation items which are required to be reviewed. With reference to such business items, Pingtan Fishing believes that the Regulations of Security Review do not apply to the business operations of Pingtan Fishing. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. As a result, the consummation of the business combination contemplated by the Pingtan Fishing share purchase agreement may be subject to PRC security review, which could be time-consuming and complex and in turn affect the ability to expand the fishing business Pingtan Fishing currently conducts or maintain market share.

As of the date of this proxy statement, Pingtan Fishing owns 40 vessels, all of which are operating in Indonesia or India. According to the PRC Regulation of Ship Registration and the Measures of Registration for Fishing Vessels, a vessel owned by a PRC enterprise should be registered with China nationality, provided that the foreign investment in such enterprise should not exceed 50%.

Pingtan Fishing is the legal owner of its fishing vessels and all such fishing vessels have been registered under the name of Pingtan Fishing and with China nationality. According to PRC Measures on the Registration of Fishing Vessels, or the Fishing Vessel Registration Regulation, a PRC individual or legal entity must register its fishing vessels with applicable fishing administrative authorities. Such statutory obligation for the vessel owner is provided for the purpose of, among other things, strengthening the administration of fishing vessels by government and to safeguard the legal interests and rights of the owners to their vessels. The Fishing Vessel Registration Regulation also provides the list of documents and materials which should be submitted to the registration authorities by the fishing vessel owner in connection with registration. In compliance with the requirements of the Fishing Vessel Registration Regulation, Pingtan Fishing has submitted all such documents and materials, which do not need to include any information about Mr. Zhuo’s indirect control of Pingtan Fishing, to the registration authorities. Consequently, PRC authorities recognize Pingtan Fishing as the legal owner of its fishing vessels. Although not expressly permitted by the applicable laws and regulations, Mr. Zhuo, as a Hong Kong citizen and ultimate controlling shareholder of Pingtan Fishing, is not expressly prohibited from indirectly controlling the fishing vessels owned by Pingtan Fishing and, consequently, Pingtan Fishing does not have to apply to PRC authorities for operations in PRC waters.

If following the business combination SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to Pingtan Fishing’s and Merchant Supreme’s shareholding structure, a failure by Merchant Supreme’s shareholders or beneficial owners to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

SAFE Circular No. 75 provides that those domestic individuals who hold a PRC identity card, passport or other legal identity supporting document, or who have no such legal identity in mainland PRC but are habitually residing in PRC for the sake of economic interest, whether they hold a PRC identity supporting document or not, should register with the local SAFE branch prior to their establishment or control of an offshore SPV. In addition, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, a PRC subsidiary of an SPV is required to urge its shareholders who are PRC citizens, residents, or entities to update their registration with the local branch of SAFE. If a PRC shareholder with a direct or indirect equity interest in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Failure to comply with the SAFE Circular No. 75 could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

Offering Proceeds Held in Trust

On June 2, 2011, CGEI consummated its initial public offering, or IPO, of 5,000,000 units, with each unit consisting of one CGEI Ordinary Share and one warrant to purchase one CGEI Ordinary Share at an exercise of $12.00 per share. The units in CGEI’s IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $50 million. Simultaneously with the consummation of the IPO, CGEI consummated the private sale of 3,966,667 Insider Warrants to the sponsor at a price of $0.75 per warrant, generating gross proceeds of $2,975,000. Net proceeds from the IPO and the sale of the Insider Warrants were approximately $51,151,641, net of the non-deferred portion of the underwriting commissions of $1,250,000 and offering costs and other expenses of approximately $573,359.

As of December 31, 2012, $50,271,988 was held in the trust account (including $2,250,000 of deferred underwriting discounts and commissions and $2,975,000 from the sale of the Insider Warrants). Through December 31, 2012, CGEI had not withdrawn any funds from interest earned on the trust account proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the initial offering in the event of a business combination. For the period from January 18, 2010 (inception) through December 31, 2012, CGEI had net income of $1,079,260. None of the funds held in the trust account will be released until the earlier of the completion of CGEI’s initial business combination and the redemption of 100% of CGEI’s Ordinary Shares if CGEI is unable to consummate a business combination within 21 months from the closing of its initial public offering (subject to the requirements of law).

 Fair Market Value of Target Business

Most blank check companies are required to consummate their initial business combination with a target whose fair market value is equal to at least 80% of the amount of money held in the trust account of the blank check company at the time of entry into a definitive agreement for a business combination. Because CGEI is not subject to this requirement, and because CGEI is not required to obtain a controlling interest in a target, CGEI has additional flexibility in identifying and selecting a prospective acquisition candidate.

Opportunity for Shareholder Approval of Business Combination

Because CGEI is proposing the business combination, CGEI is submitting the merger proposal to its shareholders. The quorum required to constitute this meeting, as for all meetings of CGEI shareholders in accordance with the CGEI memorandum and articles of association, is two members being individuals present in person or proxy or if a corporation or other non-natural person by its duly authorized representative. CGEI will consummate the merger only if the required number of shares, represented by shareholders present and voting, are voted in favor of the merger, and the other conditions to the merger are satisfied. If a majority of the outstanding ordinary shares, represented by shareholders present and voting at the meeting, are not voted in favor of the merger, CGEI may continue to seek other target businesses with which to effect its initial business combination until February 26, 2013.

CGEI’s initial shareholders have agreed to vote their founder shares with the majority of the votes cast by the Ordinary Shareholders in connection with an initial business combination and any Ordinary Shares purchased during or after the initial public offering in favor of CGEI’s initial business combination. CGEI’s initial shareholders own 20% of CGEI’s outstanding Ordinary Shares.

Additionally, as per the terms of the merger agreement, the merger will not be consummated unless CGEI has at least $5.0 million of cash held in the trust account (after giving effect to payment of all holders of CGEI Ordinary Shares who exercise their redemption right).

Liquidation If No Business Combination

If CGEI has not completed a business combination within 21 months from the date of the consummation of its initial offering, Ordinary Shareholders shall be entitled to receive a pro rata share of the trust account. If CGEI is forced to liquidate, under Cayman Islands’ Law, a liquidator would normally give at least 21 days’ notice to creditors by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette that CGEI has been placed into liquidation and such creditors are required to submit particulars of their debts or claims to CGEI, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as consequence of a distribution before this time period has expired.

Pursuant to CGEI’s memorandum and articles of association, upon the expiration of 21 months from the date of the consummation of the initial offering CGEI’s purpose and powers will be limited to winding up its affairs and liquidating. Liquidating distributions will take place promptly after the expiration of 21 months. Also included in CGEI’s memorandum and articles of association are the provisions requiring the voluntary liquidation of CGEI at that time. While CGEI’s board of directors and its management have agreed not to propose any amendment to CGEI’s memorandum and articles of association relating to its business combination or automatic dissolution, nor to conduct a solicitation of shareholders for such purpose, CGEI’s shareholders have the ability under Cayman Islands’ law to effect such an amendment with supermajority approval. In the event shareholders amend CGEI’s memorandum and articles of association, CGEI’s articles do not provide for redemption rights in connection with such amendment. All of CGEI’s officers and directors directly or indirectly own ordinary shares in CGEI but have waived their right to receive distributions (other than with respect to ordinary shares, or any ordinary shares underlying units, they purchase in connection with CGEI’s initial public offering or in the aftermarket) upon the liquidation of the trust account.

Competition

If CGEI succeeds in effecting the merger with CDGC or another business combination, there will be, in all likelihood, intense competition from competitors of the target business. Any target business we would consider is likely to be of such a scale that its competitors would be expected to have significant market share, customer relationships, access to capital and other financial resources, management expertise, and other possible competitive advantages over us and any target business we consider. Subsequent to a business combination, CGEI may not have the resources or ability to compete effectively.

Facilities

CGEI maintains its principal executive offices at CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, PRC. CGEI has also agreed to pay a monthly fee of $10,000 to Chum Capital Group Limited, an affiliate of Messrs. Song and Shi, for office space, utilities and for general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commences on the date CGEI’s securities are first quoted on the Nasdaq Capital Market and shall continue until the earlier of the consummation of CGEI’s initial business combination and the winding-up and liquidation of CGEI. CGEI considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for CGEI’s current operations.

Employees

CGEI has two executive officers. These individuals are not obligated to devote any specific number of hours to CGEI’s matters and intend to devote only as much time as they deem necessary to CGEI’s affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business or businesses to acquire, they will spend more time investigating such target businesses and negotiating and processing the business combination (and consequently spend more time on CGEI’s affairs) than they would prior to locating a suitable target business. CGEI presently expects each of its executive officers to devote an average of approximately 10 hours per week to CGEI’s business. CGEI does not intend to have any full time employees prior to the consummation of its initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against CGEI or any members of its management team in their capacity as such, and CGEI and the members of its management team have not been subject to any such proceeding in the prior 12 months.

Available Information

CGEI files or submits to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. While CGEI does not have a website with available filings, CGEI will provide at no additional charge, copies of these reports, proxy and information statements and other information upon request to its address at CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, PRC. These reports, proxy and information statements and other information, and related exhibits and schedules may also be inspected and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy, information statements and other information filed electronically by CGEI with the SEC which are available on the SEC’s website at http://www.sec.gov.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the CGEI’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement. CGEI’s actual results may differ materially from those discussed in forward-looking statements because of the risks and uncertainties inherent in future events.

Results of Operations for the Year Ended December 31, 2012

Through December 31, 2012, CGEI’s efforts have been limited to organizational activities, activities relating to its initial offering, identifying and evaluating prospective acquisition candidates and general corporate matters. CGEI has not generated any revenues, other than interest income earned on the proceeds held in the Trust Account. As of December 31, 2012, $50,271,988 was held in the Trust Account (including $2,250,000 of deferred underwriting discounts and commissions and $2,975,000 from the sale of the Insider Warrants). In addition, CGEI has cash outside of trust of $1,387 available to pay operating expenses, including proceeds of $181,137 borrowed through entering several unsecured promissory notes with an officer of CGEI. Through December 31, 2012, CGEI had not withdrawn any funds from interest earned on the Trust Account proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of its initial offering in the event of a business combination. For the year ended December 31, 2012, and the period from January 18, 2010 (inception) to December 31, 2012 CGEI had net income of $1,234,895 and $1,079,260, respectively. The operating expenses for the year ended December 31, 2012, and the period from January 18, 2010 (inception) to December 31, 2012 were $1,060,390 and $1,381,713, respectively. In addition, the change in our derivative liability for the periods were $2,280,224 and $2,459,557 as a result of the decrease in value of our warrants.

CGEI has agreed to pay Chum Capital Group, an entity owned and controlled by CGEI’s Chairman and Chief Financial Officer, a total of $10,000 per month for office space, administrative services and secretarial support. Total expenses for the year ended December 31, 2012 and the period from January 18, 2010 (inception) to December 31, 2012 were $120,000 and $190,000, respectively.

Off-Balance Sheet Arrangements

CGEI has no obligations, assets or liabilities which would be considered off-balance sheet arrangements. CGEI does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

CGEI has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

CGEI does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than a monthly fee of $10,000 for office space, administrative services and secretarial support payable to Chum Capital Group, an entity owned and controlled by CGEI’s Chairman and Chief Financial Officer. CGEI began incurring this fee on June 2, 2011 and will continue to incur this fee monthly until the earlier of the completion of the business combination and CGEI’s liquidation.

Liquidity and Capital Resources

As of December 31, 2012, CGEI had cash of $1,387 and $50,271,988 in investments held in trust. Until the consummation of the initial public offering CGEI’s only source of liquidity was the initial purchase of shares (the “Founder Shares”) by CGEI’s sponsor and an unsecured promissory note with an officer of CGEI.

On June 2, 2011, CGEI consummated its initial public offering of 5,000,000 units at a price of $10.00 per unit. Simultaneously with the consummation of the initial public offering, CGEI consummated the private sale of 3,966,667 Insider Warrants for $2,975,000 in proceeds. CGEI received net proceeds from the initial public offering and the sale of the Insider Warrants of approximately $51,151,641, net of the non-deferred portion of the underwriting commissions of $1,250,000 and offering costs and other expenses of approximately $573,359.

CGEI will depend on sufficient interest being earned on the proceeds held in the trust Account to provide CGEI with additional working capital it may need to identify one or more target businesses, conduct due diligence and complete its initial business combination, as well as to pay any franchise and income taxes that CGEI may owe. The amounts in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close its initial business combination. If CGEI is required to seek additional capital, it would need to borrow funds from its sponsor or management team to operate or may be forced to liquidate. Neither CGEI’s sponsor nor its management team is under any obligation to advance funds to CGEI in such circumstances. Any such loans would be repaid only from funds held outside the Trust Account or from funds released to CGEI upon completion of the initial business combination. If CGEI is unable to complete the initial business combination because it does not have sufficient funds available to it, CGEI will be forced to cease operations and liquidate the trust account.

Recent Accounting Pronouncements

CGEI’s management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the CGEI’s financial statements.

Accounting Policies

CGEI’s significant accounting policies are described in Note 3 to its audited financial statements.

Quantitative and Qualitative Disclosures about Market Risk

CGEI was incorporated in the Cayman Islands on January 18, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more operating businesses. CGEI was considered in the development stage at December 31, 2012 and had not yet commenced any operations. All activity through December 31, 2012 relates to CGEI’s formation, its public offering and seeking a target business.

 The net proceeds from CGEI’s initial public offering, including the amounts held in the trust account may be invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, having a maturity of 180 days or less, or in money market funds meeting conditions under Rule 2a-7 under the Investment Company Act, until the earlier of (i) consummation of an initial business combination, or (ii) liquidation of CGEI. These funds are currently invested in U.S. government treasury bills having a maturity of three months or less.

Directors and Executive Officers

CGEI’s current executive officers and directors are as follows:

Name	Age	Position
Xuesong Song	44	Chairman of the Board and Chief Financial Officer
Xuechu He	50	Vice Chairman and Director
Jin Shi	43	Chief Executive Officer and Director
Michael W. Zhang	44	Director
Dongying Sun	42	Director
Teng Zhou	49	Director
Xue Bai	30	Secretary

Dongying Sun has been a member of CGEI’s board of directors since inception. Mr. Sun has been a senior partner at Guantao Law Firm. For the past 15 years, Mr. Sun has served as PRC legal counsel to multinational corporations, both state-owned and privately-owned Chinese companies, private equity and venture capital funds as well as entrepreneurs in a wide range of industries relating to mergers & acquisitions and divestitures in China, and issuing equity and debt securities in domestic and international capital markets. From 1994 to 2000, Mr. Sun was a legal consultant in China Machine Building International Corp. Mr. Sun received the attorney qualification in 1995, an LL.M degree from Chicago-Kent College of Law in Illinois Institute of Technology in 2004, and an LL.B degree from China University of Politics and Law in 1994. CGEI believes Mr. Sun is well-qualified to serve as a member of its board of directors due to his international legal experience, and specifically his experience advising state-owned and privately-owned Chinese companies, as well as his contacts.

Teng Zhou has served as a member of CGEI’s board of directors since March 2011. Mr. Zhou is a permanent resident of the Hong Kong SAR. Mr. Zhou has been engaged in direct investments in the PRC for the past six years as a successful investor. Mr. Zhou was a key member of the team, led by Mr. He, that successfully completed various transactions of merging operating assets with listed companies on the Hong Kong Stock Exchange. Mr. Zhou has been CEO of Guorun Group Ltd. since March 2005, a direct investment company. From May 2006 through January 2009, Mr. Zhou served as an executive vice president and director of ChinaGrowth North Acquisition Corporation, a special purpose acquisition company, which acquired UIB Group Limited in January 2009, the second largest insurance brokerage firm in China. From May 2006 through January 2009, Mr. Zhou also served as a director of ChinaGrowth South Acquisition Corporation, a special purpose acquisition company, which acquired Olympia Media Holdings Ltd. in January 2009, the largest privately owned newspaper aggregator and operator in China. From July 2002 to June 2005, Mr. Zhou was Executive Director of South China Information & Technology Ltd., a publicly listed company on the Hong Kong Stock Exchange whose name was changed to Guorun Holdings Ltd. in July 2002 and merged with Geely Automobile Holdings Ltd. in May 2005, the largest private automobile manufacturer in the PRC. Between September 2001 and April 2003, Mr. Zhou was Executive Director of Fourseas.com Ltd., a publicly listed company in Hong Kong Stock Exchange whose name was changed to Shanghai Century Ltd. in June 2002 and merged with Shanghai Zendai Holdings in February 2003. Mr. Zhou was also the president and director of Lifestyle International (HK) Co., Ltd. and Triumphant Glory Investments Ltd. Prior to becoming an active investor, Mr. Zhou operated his own business in trade, food service and capital market investment from August 1997 to September 2001. Mr. Zhou was assigned by China Resources Holdings Co., Ltd. in Hong Kong to manage an industrial manufacturing subsidiary from April 1986 to August 1997, during which he assumed various positions including Finance Director, CFO, Vice President and President. Mr. Zhou joined China Resources Holdings Ltd. in January 1985. From August 1983 to January 1985, Mr. Zhou researched cost accounting framework for the construction industry at China Academy of Building Research. Mr. Zhou received a B.S. in Accounting from Hunan Finance and Economic College. Mr. Zhou speaks Mandarin and Cantonese dialects of Chinese. Mr. Zhou also serves as a director for Shandong Hengyuan New Energy Technology Ltd., Shezhen Lifestyle Fashion & Accessories Co., Ltd., Shanxi Wusheng Aluminium Ltd., Prosper Glory Holdings Ltd., and Venture Link Assets Ltd. . CGEI believes Mr. Zhou is well-qualified to serve as a member of its board of directors due to his prior experience with direct investment in the PRC, as well as his executive experience, including on publicly listed companies.

Xue Bai has served as CGEI’s secretary since March 2011. Ms. Bai has been an associate at Chum Capital Group Limited since July 2007, a merchant banking firm that invests in growth Chinese companies and advises them in financings, mergers & acquisitions and restructurings, which successfully acted as the sole advisor of Origin Agritech Ltd. (NASDAQ: SEED) and Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) in their respective mergers with Chardan China Acquisition Corporation and Chardan North China Acquisition Corporation. Prior to joining Chum, Ms. Bai attended the University of Melbourne (Australia) from March 2002 until December 2006 and Ms. Bai received a Bachelor Degree in Commerce and a Bachelor Degree in Information Systems from the University of Melbourne (Australia).

Number and Terms of Office of Directors and Officers

CGEI’s board of directors is divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. CGEI’s memorandum and articles of association provide that the number of directors which may constitute the board of directors shall be two or greater, and CGEI’s board of directors currently has six members. The term of office of the first class of directors, consisting of Dongying Sun and Michael W. Zhang, will expire at CGEI’s first annual meeting of shareholders following the completion of the initial offering. The term of office of the second class of directors, consisting of Mr. Xuechu He and Mr. Teng Zhou, will expire at the second annual meeting following the completion of the initial offering. The term of office of the third class of directors, consisting of Xuesong Song, and Jin Shi, will expire at the third annual meeting following the completion of the initial offering.

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

•	preparing the report required by the rules of the SEC to be included in CGEI’s annual proxy statement;

•	monitoring compliance on a quarterly basis with the terms of CGEI’s initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of CGEI’s initial public offering; and

•	reviewing and approving all payments made to CGEI’s officers, directors and affiliates. Any payments made to members of CGEI’s audit committee will be reviewed and approved by CGEI’s board of directors, with the interested director or directors abstaining from such review and approval.

Governance and Nominating Committee

CGEI’s governance and nominating committee consists of Xuechu He and Teng Zhou and Dongying Sun. The functions of CGEI’s governance and nominating committee include:

•	recommending qualified candidates for election to CGEI’s board of directors;

•	making recommendations to CGEI’s board of directors regarding governance matters, including CGEI’s memorandum and articles of association and charters of CGEI’s committees; and

•	developing and recommending to CGEI’s board of directors governance and nominating guidelines and principles applicable to CGEI.

Code of Ethics and Committee Charters

CGEI has adopted a code of ethics that applies to its officers, directors and employees. Copies of the code of ethics and the board committee charters have been filed with its registration statement on Form S-1 (No. 333-173323), as amended. You will be able to review these documents by accessing CGEI’s public filings at the SEC’s web site at www.sec.gov. In addition, CGEI will provide a copy of its code of ethics upon request, without charge. CGEI intends to disclose any amendments to or waivers of certain provisions of its code of ethics in a Form 8-K.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands’ law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands’ courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. CGEI’s memorandum and articles of association will provide for indemnification of CGEI’s officers and directors for any liability incurred in their capacities as such, except through their own fraud or willful default. CGEI has entered into indemnification agreements with each of its officers and directors which indemnify such individuals to the extent allowable under Cayman Islands’ law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling CGEI pursuant to the foregoing provisions, CGEI has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires CGEI’s officers, directors and persons who beneficially own more than 10% of the CGEI Ordinary Shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish CGEI with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, management of CGEI believes that all of these reports were filed in a timely manner.

Executive Compensation

Compensation Discussion and Analysis

CGEI’s officers and directors have not received any compensation for services rendered. Commencing on June 2, 2011 and through the earlier of consummation of CGEI’s initial business combination or the liquidation of its trust account, CGEI will pay Chum Capital Group a total of $10,000 per month for accounting, legal and operational support, access to support staff, and information technology infrastructure. CGEI believes that such fees are at least as favorable as CGEI could have obtained from an unaffiliated third party for such services. No compensation of any kind, including finders’ and consulting fees, will be paid either by CGEI or by any affiliated entity for services rendered to CGEI by any of its sponsor, officers and directors or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CGEI’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of reimbursement these individuals may receive. After an initial business combination, members of CGEI’s management team who remain with CGEI may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to its shareholders. It is unlikely the amount of such compensation will be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. CGEI does not have a long-term incentive plan or pension plan and do not provide retirement benefits to its employees. CGEI has no plans or arrangements that result in the compensation of an executive officer or director in the event such person’s employment is terminated following a change of control.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth certain information regarding the beneficial ownership of CGEI’s ordinary shares on February 4, 2013, by (1) each director and named executive officer of CGEI, (2) all directors and named executive officers of CGEI as a group, and (3) each person known by CGEI to own more than 5% of CGEI’s ordinary shares. Applicable percentage ownership in the following table is based on 6,250,000 shares ordinary shares in the share capital of CGEI outstanding as of February 4, 2013.

Unless otherwise indicated, CGEI believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect beneficial ownership of the 3,966,667 insider warrants because these warrants are not exercisable until the later of one year after the date of CGEI’s initial public offering and 30 days following the consummation of CGEI’s initial business combination.

On June 2, 2011, Chum Capital Group, Mr. Xuechu He and Mr. Teng Zhou (the “Insiders”) purchased an aggregate of 3,966,667 warrants (the “Insider Warrants”) from CGEI in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Insider Warrants were sold for a total purchase price of $2,975,000 or $0.75 per warrant. The private placement took place simultaneously with the consummation of the initial offering. All of the proceeds received from this purchase were placed into the trust account. The Insider Warrants are identical to the warrants in the initial offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by CGEI, in each case so long as such securities are held by the Insiders or their affiliates. Additionally, all Insiders have waived their rights to receive distributions upon the CGEI’s liquidation prior to a business combination with respect to the insider shares. Furthermore, all Insiders have agreed that the Insider Warrants will not be sold or transferred until 30 days after CGEI has completed its initial business combination. Except for certain permitted transferees, the Insider Warrants will not be transferable, assignable or salable until 30 days after the completion of CGEI’s initial business combination.

CGEI entered into an unsecured promissory note with Mr. Xuesong Song in an aggregate principal amount of $200,000. The note did not bear interest and was payable upon the completion of CGEI’s initial public offering. The loan was repaid in full in June 2011 with proceeds from CGEI’s initial public offering.

CGEI has agreed to pay Chum Capital Group Limited a total of $10,000 per month for office space, utilities, secretarial and general and administrative services for a period commencing June 2, 2011 and ending on the earlier of the consummation by CGEI of an initial Business Combination or CGEI’s liquidation. Chum Capital Group Limited is an affiliate of Xuesong Song, Jin Shi and Michael W. Zhang, CGEI’s executives. Total expenses related to office space, utilities, secretarial and general and administrative services were $120,000, $70,000 and $190,000 for the years ended December 31, 2012 and 2011 and the period from January 18, 2010 (inception) to December 31, 2012, respectively.

Other than the $10,000 per-month administrative fee which CGEI paid Chum Capital Group Limited and the reimbursements for out-of-pocket expenses paid to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, were paid to any of its initial shareholders, officers or directors, or to any of their affiliates prior to the distribution of the trust fund.

On October 15, 2011, CGEI’s board of directors authorized it to advance up to $390,000 to Chum Capital Group Limited in order to reduce potential losses incurred by Chinese currency appreciation against the U.S. dollar. The advance has been used to fund CGEI’s operating expenses, including administrative, legal, accounting and other fees. For the years ended December 31, 2012 and 2011 and the period from January 18, 2010 (inception) to December 31, 2012, CGEI recognized foreign exchange loss of $1,350, foreign exchange gain of $678, and foreign exchange loss of $672 on the advance which is recorded in other income and expense on its statement of operations. As of December 31, 2012 and 2011, CGEI had a receivable of $0 and $382,830 from Chum Capital Group Limited, respectively.

To support further operating expenses of CGEI, CGEI entered into several unsecured promissory notes with Mr. Xuesong Song, in an aggregate principal amount of $181,137 as listed below. These notes do not bear interest and will be payable upon the closing of the business combination.

	Date	Amount
Unsecured promissory note	September 29, 2012	$75,137
Unsecured promissory note	October 30, 2012	$40,000
Unsecured promissory note	November 29, 2012	$25,000
Unsecured promissory note	December 10, 2012	$25,000
Unsecured promissory note	December 28, 2012	$16,000

Director Independence

At present, CGEI’s board of directors has determined that each of Dongying Sun, Xuechu He, Teng Zhou and Michael W. Zhang qualify as “independent directors” within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, and Rule 5605 of the Nasdaq Marketplace Rules.

Pursuant to Rule 5615(a)(3) of the Nasdaq Marketplace Rules, because CGEI is a foreign based entity, CGEI needs only comply with Cayman Islands’ law, to the extent not contrary to federal securities law, with respect to the composition of CGEI’s board of directors. Cayman Islands’ law does not require independent directors or an independent audit committee, however, pursuant to Section 10A(m) of the Securities Exchange Act of 1934, as amended, and Section 3 of the Sarbanes-Oxley Act, CGEI is required to have an independent audit committee. As Cayman Islands’ law does not require CGEI to have independent directors on its board, CGEI is not required to comply with Rule 5615(a)(3) of the Nasdaq Marketplace Rules, which requires a Nasdaq-listed company to have a board of directors comprised of a majority of independent directors. Prior to completion of CGEI initial business combination, CGEI intends to be in full compliance with the standards imposed by the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

The following table presents a comparison of CDGC’s cash flows and beginning and ending cash balances during the nine months ended September 30, 2012 and 2011. The amounts in the three categories of cash flows do not equal to the total changes for the periods because of exchange rate effects:

	For the Nine Months Ended September 30,
	2012	2011
Cash flows provided by operating activities	$73,322,045	$60,587,739
Cash flows provided by/(used in) investing activities	23,934,193	(47,551,538)
Cash flows provided by/(used in) financing activities	168,559	(1,023,702)
Net increase in cash	97,424,797	12,012,499
Cash at beginning of period	112,409,544	88,532,472
Cash at end of period	$210,552,835	$103,536,473

Under CDGC’s current corporate structure, Fujian WangGang is obligated to pay Fujian Service a management fee of RMB1 million and in return is entitled to 100% of the net profits (i.e., after all taxes and expenses) of Fujian Service determined under PRC accounting rules.

Total retained earnings of the VIEs amounted to $122.85 million and $185.75 million as of December 31, 2011 and September 30, 2012, respectively. After netting the management fees payable to the VIEs and Fujian WangGang’s expenses paid by VIEs totaling $0.26 million as of December 31, 2011 and $0.40 million as of September 30, 2012, and funds advanced by the VIEs to Fujian WangGang for daily operations totalling $14,000 and $16,000 as of December 31, 2011 and September 30, 2012, respectively, VIEs owed Fujian WangGang $122.58 million and $185.33 million as of December 31, 2011 and September 30, 2012, respectively. Pursuant to the terms of a Contractual Management Agreement, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000 (RMB 1 million) in exchange for 100% of its net profits. Fujian Service owed Fujian WangGang $ 185.33 million as of September 30, 2012. Fujian WangGang, which has the exclusive management right of the business operation of Fujian Service, has the right to decide when such amount shall be paid by Fujian Service. Based on the terms of an agreement related to a BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, PRC, or the BT Project, an estimated investment of $2 billion (equivalent to RMB12.5 billion) will be required for such project. Fujian Service, the operating company of CDGC, as the sub-contractor of the BT Project, needs to raise funds to undertake the construction of the project and plans to jointly incorporate a project company specifically established for the BT Project together with China Gezhouba Group Co., Ltd. It is not expected that Fujian Service will pay any portion of the $185.33 million it owes to Fujian WangGang in the near future, due in part to the BT project which requires a significant amount of investment.

The charts below shows the amounts owed under the VIE agreements:

Year/Period ended	Outstanding balance (in RMB)	Outstanding balance (in USD)	Nature
December 31, 2010	500,000	73,960	Management fee payable from Fujian WangGang to Fujian Service
December 31, 2011	1,000,000	155,099	Management fee payable from Fujian WangGang to Fujian Service
September 30, 2012	750,000	118,643	Management fee payable from Fujian WangGang to Fujian Service
Total	2,250,000	347,702

Year/Period ended	Outstanding balance (in RMB)	Outstanding balance (in USD)	Nature
September 30, 2012	1,171,000,000	185,333,000	Net retained earnings payable from Fujian Service to Fujian WangGang
Total	1,171,000,000	185,330,000

CDGC or its subsidiaries will be providing capital to Fujian Service with proceeds from CDGC’s equity transactions. CDGC may decide to provide some or all of this capital in the form of intercompany loans.

In the future, cash generated by Fujian Service will be moved to the other companies by a combination of the repayment of intercompany loans owed to CDGC or other subsidiaries, or by payment to Fujian WangGang of all or part of the 100% of net profits (i.e., after all taxes and other expenses) of Fujian Service determined under PRC accounting rules to which Fujian WangGang is entitled under the Contracted Management Agreement. Under PRC laws and regulations, Fujian Service is also required to set aside each year 10% of its net profits, based on PRC accounting standards, in order to fund a statutory surplus reserve until the accumulated amount of such reserve reaches 50% of its registered capital. As of December 31, 2011, Fujian Service fulfilled the requirement. This reserve is not distributable as dividends except in the event of liquidation of Fujian Service. Consequently, distribution of the net profits to which Fujian WangGang is entitled are subject to the 10% PRC statutory surplus reserve requirements each year, which must remain invested in Fujian Service indefinitely unless Fujian Service is liquidated.

When Fujian WangGang receives profit distributions and proceeds from the repayment of loans to Fujian Service, Fujian WangGang can make intercompany loans to other group members within the PRC or declare and pay dividends to China Dredging HK. Similarly, China Dredging HK can make loans to other group members or declare and pay dividends to CDGC.

CDGC intends to retain most, if not all, of CDGC’s available funds and earnings to fund the development and growth of CDGC’s business. As a result, CDGC does not expect to pay any cash dividends in the foreseeable future. CDGC has never declared or paid any cash dividends on its ordinary shares or preferred shares. CDGC’s board of directors has significant discretion as to whether to distribute dividends. Even if CDGC’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, CDGC’s future results of operations and cash flow, CDGC’s capital requirements and surplus, the amount of distributions, if any, received by CDGC from its subsidiaries, CDGC’s financial position, contractual restrictions, BVI and PRC laws, and other factors deemed relevant by CDGC’s board of directors.

Cash Flow Provided by/(Used in) Financing Activities

	For the Nine Months Ended September 30,
	2012	2011
Cash paid for deferred offering expenses	$-	$(1,023,702)
Advances to related companies	(13,604)	-
Advance from a shareholder	182,163	-
Net cash provided by/(used in) financing activities	$168,559	$(1,023,702)

In the nine months ended September 30, 2012, $182,163 was advanced from a shareholder.

Off-Balance Sheet Arrangements

CDGC has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, CDGC has not entered into any derivative contracts that are indexed to its own shares and classified as shareholder’s equity, or that are not reflected in CDGC’s consolidated financial statements with the exception of CDGC’s major shareholder, Mr. Xinrong Zhuo providing to investors in CDGC’s 2010 Private Placement the contingent right to receive escrow shares. This was done to enable CDGC to sell CDGC’s preferred shares at the price obtained and is accounted for as a contribution of the contingent right to CDGC and as a sale of those rights to the private placement investors for a portion of the proceeds received. Furthermore, CDGC does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, CDGC does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to CDGC or engages in leasing, hedging or research and development services with CDGC.

BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province

On September 29, 2012 Lianjiang Kemen Port Construction Development Co., Ltd, or LKPC, and China Gezhouba Group Co., Ltd, or CGGC, entered into a contract for a BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, PRC, with an estimated investment of $2 billion. The BT project undertaken by LKPC involves dredging, reclamation and cofferdam construction, with a reclamation area of 10.3 million square meters, a reclamation volume of 29.3 million cubic meters, a total cofferdam length of 4,545 meters, a total length of pioneer road of 38,948 meters and a construction period of eighteen months. On October 29, 2012, PingTan XingYi entered into a supplementary contract with CGGC, Gezhouba Xinjiang Engineering Co., Ltd, which is a subsidiary of CGGC, and Fujian Yihai Investment Ltd, a related company owned and controlled by members of the family of Xinrong Zhuo. Under the supplementary contract, PingTan XingYi is responsible for part of the investment, financing, dredging and reclamation within the scope of the BT project, and will deliver the project to the tenderer LKPC after the project is completed and accepted. A deposit of $66 million during the fourth quarter of 2012 was placed as CDGC’s (through its PingTan XingYi subsidiary) portion of the share capital to form a company with CGGC for the sole purpose of completing the BT project for LKPC. The formation of this new company is yet to be completed. CDGC will own a 49% interest in the company and will account for its investment using the equity method. CGGC will own the other 51% interest in the company. CDGC is under no legal obligation to provide additional capital and it is not expected that additional capital will be needed. If, however, the project eventually requires more than the expected $2 billion, to the extent the additional funds are not provided by LKPC, CDGC, in consultation and negotiation with CGGC, may decide that it is desirable to provide additional capital.

Deadline For Listing on a Qualifying Exchange was Extended

The deadline for listing on a qualifying exchange was extended to December 31, 2013, and CDGC also revised its Memorandum and Articles of Association in December 2012. While CDGC has not yet estimated a value of the new derivative at December 31, 2012, the liability is expected to be substantially less than the amount recorded at September 30, 2012, resulting in the recording of the difference in the fourth quarter of 2012 as a credit to the income statement .

Employment Agreements

In August 2010, CDGC entered into three-year employment agreements with three of its executive officers, Mr. Zhuo, Mr. Lin and Mr. Gu, pursuant to which they each receive aggregate annual compensation of approximately $116,000. In November 2010, CDGC entered into a three-year employment agreement with Alfred Ho, pursuant to which he receives aggregate annual compensation of approximately $77,000. In January 2011, Fujian Service entered into a three-year employment agreement with Mr. Gu, which collectively amended and restated CDGC’s prior employment agreement with him. Pursuant to the agreements, in addition to serving as CDGC’s executive officer, Mr. Gu also serves as Fujian Service’s general manager, Fujian Service agreed to pay his salary payable from CDGC, including bonuses, and Mr. Gu receives aggregate annual compensation from Fujian Service aggregating approximately $14,000. Pursuant to the agreements, each executive is eligible to receive CDGC’s standard employee benefits and has agreed to devote all of his working time to his respective duties to CDGC, not to become employed in any competitive business while employed by CDGC or for two years following the termination of his employment with CDGC, and not to solicit the services of any of CDGC’s employees for two years following the termination of his employment with CDGC. CDGC may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, CDGC has agreed to pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to CDGC.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of CDGC’s ordinary shares as of February 4, 2013:

•	each of CDGC’s directors and executive officers;

•	CDGC’s directors and executive officers as a group; and

•	each person known to CDGC to own beneficially 5% or more of CDGC’s ordinary shares.

Beneficial ownership is determined in accordance with SEC rules and generally includes the power to direct the voting or the disposition of the securities or to receive the economic benefits of ownership of the securities. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the ordinary shares indicated. Unless otherwise noted, the principal address of each of the shareholders, directors and officers listed below is c/o China Dredging Group Co., Ltd., 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

All share ownership figures include securities convertible or exchangeable into CDGC’s ordinary shares within sixty (60) days of February 4, 2013, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

As of February 4, 2013, 52,677,323 ordinary shares were issued and outstanding, 365,000 of which were held of record in the United States by seven shareholders, and 10,012,987 preferred shares were issued and outstanding, 3,588,000 of which were held of record in the United States by 40 shareholders. Pursuant to CDGC’s Articles of Association, holders of preferred shares do not have the right to vote on any resolutions of shareholders.

Gross Profit and Gross Margin

Pingtan Fishing’s gross profit increased $3.7 million, from $6.6 million for the nine months ended September 30, 2011 to $10.3 million for the nine months ended September 30, 2012. The gross margin for the sale of fish and marine catches in the first nine months of 2012 decreased to 26.3% as compared to the gross margin of 49% in the first nine months of 2011, primarily due to the following reasons:

(i)	Vessels recently put into operation need a period of time to achieve the most efficient operation, and accordingly in their initial stage, per vessel operation cost is higher than vessels have been in operation for several years. Pingtan Fishing expects that the new vessels will be in proper operation by the second half of 2012 and their harvesting volume will increase and spare Pingtan Fishing similar costs.

(ii)	Per-vessel operation cost also increased in the first nine months of 2012, compared to the same period of 2011. The average price of fuel was $1,000 per Kilogram in the nine months ended September 30, 2011, while it was approximately $1,030 in the nine months ended September 30, 2012. In addition, in the first 9 months of 2011, Pingtan Fishing’s aquatic products were all carried by container and the average freight rate was $110 per ton, while in the first half of 2012 Pingtan Fishing primarily used bulk carriers to ship products instead of container carriers, which is more timely and liable to be controlled, and the unit freight price increased to $200 per ton.

Selling Expenses

The following table sets forth certain information regarding the main components of selling expenses for the years indicated:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Amount	% of expense	Amount	% of expense
Storage	$241,931	61.4%	$249,677	99.3%
Quarantine & Disinfection	9,060	2.3%	-	-
Operation service Fee	8,085	2.1%	-	-
Traveling expenses	3,567	0.9%	1,868	0.7%
Insurance fee	129,614	32.9%	-	-
Others	1,611	0.4%	-	-
Total	$393,868	100.0%	$251,545	100.0%

Pingtan Fishing’s sales and marketing expenses accounted for approximately 1.0% and 1.9% of it total revenue during the nine months ended September 30, 2012 and 2011, respectively. The storage fee remained unchanged during the periods, but other expenses, including service fee and travel, increased.

General and Administrative Expenses

General and administrative expenses are comprised of salaries, depreciation, office rent, travel fee and others. General and administrative expenses increased from $0.2 million, or 1.3% of revenue, in the nine months ended September 30, 2011 to $0.6 million, or 1.5% of revenues, in the nine months ended September 30, 2012. The increase was mainly due to fees paid for legal service and assets assessment in preparation of the business combination.

Tax Provision

According to the relevant guidance document issued by the PRC government, Pingtan Fishing enjoys an enterprise income tax exemption on its oceanic fishing business.

For the nine months ended September 30, 2012 and the year ended December 31, 2011, Pingtan Fishing had no tax liability.

Net Income

Net income increased by 61% or $4.0 million, from $6.6 million for the nine months ended September 30, 2011 to $10.6 million during the same period of 2012.

The revenue for fishing vessel rent related to Pingtan Fishing leasing its 10 vessels to a related party, Fuzhou Honglong Oceanic Fisheries Co., Ltd (“Honglong”) from November 2010 to September 2011. According to the leasing agreement, the subsidies concerning the 10 vessels granted by the government were attributable to Pingtan Fishing and Pingtan Fishing did not charge Honglong extra for rental. For the years ended December 31, 2011 and 2010 the revenue for rental was $1.4 million and $1.2 million, respectively.

Cost of Revenue

Pingtan Fishing’s cost of revenue was all for cost of goods sold, or COGS. COGS increased $5.5 million, or 59%, to $14.6 million in the year ended December 31, 2011, from $9.1 million in the year ended December 31, 2010. Cost of goods sold per kilogram decreased by 16.5% between the periods.

The increase of COGS is due to two reasons: (i) The vessels in operation increased and the operation capacity expanded; (ii) The unit price of fuel and freight increased. The average price of fuel was approximately $800 per KL in the year ended December 31, 2010, while it was approximately $1,000 in the year ended December 31, 2011. In addition, in 2010 and the nine months ended September 30, 2011, our aquatic products were carried by container and the average freight fee was $100 per ton. Since October 2011, Pingtan Fishing began to use bulk carrier to ship products instead of container carrier, which is more timely controllable, and the unit freight price increased to $180 per ton.

Gross Profit and Gross Margin

The gross profit increased from $5.4 million as of the year ended December 31, 2010 to $11 million as of the year ended December 31, 2011. Gross margin increased from 37% for the year ended December 31, 2010 to 43% for the year ended December 31, 2011.

Selling Expenses

The following table sets forth certain information regarding the main components of selling expenses for the years indicated:

	The year ended Dec 31,2011		The year ended Dec 31,2010
	Amount	% of expense	Amount	% of expense

Storage	$334,158	87.1%	$345,659	95.7%
Others	49,314	12.9%	15,411	4.3%

Total	$383,472	100.0%	$361,070	100.0%

The sales and marketing expenses accounted for approximately 1.5% and 2.5% of the total revenue in year 2011 and 2010, respectively. The fluctuation in selling expenses is relatively small, as the storage fee which is the main component of selling expense remained the same during 2011 and 2010.

General and Administrative Expenses

General and administrative expenses increased from $0.2 million, or 1.4% of revenues, in 2010 to $0.3 million, or 1.0% of revenues, in 2011.

Tax Provision

During 2011 and 2010 no tax provision occurred.

Net Income

Net income increased by 132% or $5.9 million, from $4.5 million in 2010 to $10.4 million in 2011, and the net profit rate increased by 32%, from 31% to 41%. The increase of net income was due to: (i) the increase of gross margin; (ii) the increase of government grant. In order to support the oceanic fishing companies, the PRC government granted fuel subsidies to certain certificated ocean fishing companies. Pingtan Fishing received from the PRC government fuel subsidies amounting to $830,446 in 2011 and $476,489 in 2010.

Liquidity and Capital Resources

As of September 30, 2012, Pingtan Fishing had cash and cash equivalents of $165,635, consisting of cash on hand and demand deposits. Pingtan Fishing’s current assets totaled $129 million, and current liabilities totaled $87 million as of September 30, 2012. Pingtan Fishing has financed its activities to date primarily through cash generated from operating activities and bank loans. Pingtan Fishing believes that the cash on hand and cash flows from operations will meet its present cash needs, but Pingtan Fishing may require additional cash resources to implement Pingtan Fishing’s expansion through the acquisition of additional facilities. If Pingtan Fishing’s own financial resources are insufficient to satisfy the capital requirements, Pingtan Fishing may seek to sell additional equity or debt securities or obtain additional credit facilities. Any failure by Pingtan Fishing to raise additional funds on terms favorable to Pingtan Fishing, or at all, could limit the ability to expand Pingtan Fishing’s business operations and could harm the overall business prospects.

(iv) Due to related parties	Amount as of September 30, 2012	Timetable		Outstanding amount as of January 21, 2013 (Unaudited)
Xinnong	$18,199,082	Due in less than 6 months	(1)	18,199,082
Fuzhou DongxingLongju Real Estate Co., Ltd.	5,586,327	Due in less than 6 months	(1)	446,863
Cheng Chen	1,772,432	Due in less than 6 months	(1)	1,772,432
Longfei Zhuo	1,600,481	Due in less than 6 months	(1)	1,600,481
Fuzhou Hairong Trading Co., Ltd.	791,264	Due in less than 6 months	(1)	791,264
Pingtan Heshun Fuel Co., Ltd.	759,615	Due in less than 6 months	(1)	764,828
	$28,709,201			$23,574,950

(v) Customer deposits	Amount as of September 30, 2012	Timetable
Advance payment for fishes from clients	$777,744	Due in the next month

(vi) Short-term loans	Amount as of September 30, 2012	Timetable		Status as of January 21, 2013

Short-term loan from Industrial & Commercial Bank of China Limited, Fuzhou Dongjiekou Branch (“ICBC Dongjiekou”), principal amount RMB45,000,000, due November 28, 2012, fixed interest rate at 6.7100% per annum, collateralized by an account receivable from a related party, Fujian Xinnong Ocean Fisheries Development Co., Ltd. (“Xinnong”), of approximately $8,900,000 (RMB56,481,000), which has been fully repaid byXinnong prior to September 30, 2012	$7,121,380	Due November 28, 2012		(Already paid)
Short-term loan from ICBC Dongjiekou, principal amount RMB21,500,000 in total, due January 17, 2013, fixed interest rate 6.1600%per annum, collateralized by account receivable from a related party, Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd. (“Haifeng Dafu”). Haifeng Dafu has early repaid account receivable amount in full prior to September 30, 2012	3,402,437	Due January 17, 2013		(Already paid)
Short-term loans from Fujian Haixia Bank Limited, Fuzhou Hualin Branch (“Haixia Hualin”), principal amount RMB45,000,000, due March 30, 2013, fixed interest rate at 9.1840% per annum, guaranteed by Xinrong Zhuo, the controlling person of the Company	7,121,380	Due March 30, 2013		7,181,730
Short-term loans from ICBC Dongjiekou, principal amount US$4,838,914, due in installments through March 30, 2013, fixed interest rates from 1.6788% to 2.6480% per annum	4,838,914	Due March 30, 2013		(Already paid)
Short-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB93,000,000, due in installments through January 2, 2013, fixed interest rate from 5.4178% to 5.5686% per annum, collateralized by the company’s banker acceptances with the aggregate carrying amount of approximately $14,700,000	14,717,519	Due January 2, 2013		(Already paid)

	$37,201,630			$7,181,730

(vii) Long-term loans

Long-term loans from Haixia Hualin, principle amount RMB35,000,000, due in installments through April 25, 2015, interest rate at 9.3400% per annum, guaranteed by Xinrong Zhuo (“Haixia Long-term Loans”)	$5,538,851	Due April 25, 2015		4,787,820
Long-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB133,000,000, due in installments through March 16, 2015, interest rate at 7.7406% per annum, collateralized by the company’s fishing vessels and guaranteed by Xinrong Zhuo (“Minsheng Long-term Loans”)	21,047,634	Due March 16, 2015		20,164,701
	$26,586,485			24,952,521

(1)

Pursuant to the Pingtan Fishing share purchase agreement, 70% of the net amount resulting from “Due from Related Parties” offset against “Due to Related Parties” as of September 30, 2012, shall be repaid by the applicable related party upon the consummation of the Pingtan Fishing share purchase. Pingtan Fishing’s controlling equity owner Xinrong Zhuo has agreed to pay any outstanding amount not fully repaid by the applicable related party on time. As of February 1, 2013, $27.1 million of the 70% was still outstanding and CGEI and Xinrong Zhou have agreed that the outstanding amount can be repaid with fishing vessels from Hong Long instead of cash if such amount is not fully repaid in cash upon the consummation of the Pingtan Fishing share purchase. Xinrong Zhuo will provide a written guarantee that the applicable related party of Pingtan Fishing will repay the remaining 30% of the outstanding amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. If such amount is not fully repaid on time, Xinrong Zhuo will pay the outstanding amount. As of February 1, 2013, the total net amount owed by related parties was $47.8 million.

(2)	Pingtan Fishing entrusted Huanghai Ship Building Co., Ltd. (“Huanghai”) to build vessels and owed Huanghai $7,437,886 as of September 30, 2012. However, all payments were settled in November and December, 2012.

In the time period between September 30, 2012 and February 1, 2013, the following new loans were entered into by Pingtan Fishing:

(i) Due to related parties	Amount as of September 30, 2012	Amount as of February 1, 2013 (Unaudited)	Timetable	Net increase between September 30, 2012 and February 1,2013

Fuzhou DongxingLongju Real Estate Co., Ltd.	$5,586,327	$7,688,145	Due in less than 6 months	2,063,263
Cheng Chen	1,772,432	2,721,890	Due in less than 6 months	936,404
Fujian International Trading and Transportation Co., Ltd.	—	1,321,151	Due in less than 6 months	1,317,314
Cheng Jie	—	200,589	Due in less than 6 months	200,589
Hong Long	—	16,923,679	Due in less than 6 months	16,923,679

	$8,959,240	$28,855,454

(ii)Short-term loans
Bank	Annual interest rates	Date of loan	Maturity Date	Principal amount	Repayment	The remaining amount as of February 1,2013
Short-term loan from ICBC Dongjiekou	1.616%	2012-10-24	2013-1-23	$1,400,355	1,400,355	—
Short-term loan from ICBC Dongjiekou	1.513%	2012-11-1	2013-2-1	606,752	606,752	—
Short-term loan from ICBC Dongjiekou	1.510%	2012-11-14	2013-2-14	800,055		800,055
Short-term loan from ICBC Dongjiekou	1.511%	2012-11-22	2013-2-22	1,800,900		1,800,900
Short-term loan from ICBC Dongjiekou	1.511%	2012-11-30	2013-2-28	736,250		736,250
Short-term loan from ICBC Dongjiekou	1.511%	2012-11-30	2013-2-28	2,000,655		2,000,655
Short-term loan from ICBC Dongjiekou	1.511%	2012-11-30	2013-2-28	771,540		771,540
Short-term loan from ICBC Dongjiekou	1.511%	2012-11-30	2013-2-28	492,306		492,306
Short-term loan from ICBC Dongjiekou	1.513%	2012-11-1	2013-2-1	472,214	472,214	—
Short-term loan from ICBC Dongjiekou	1.510%	2012-12-21	2013-3-21	1,901,250		1,901,250
Short-term loan from ICBC Dongjiekou	1.502%	2013-1-23	2013-4-22	1,119,870		1,119,870
Short-term loan from ICBC Dongjiekou	1.501%	2013-1-30	2013-4-29	472,153		472,153

				$12,574,300	2,479,321	10,094,979

Off-Balance Sheet Arrangements

Guarantees and collaterals provided to related parties

In May 2012, Pingtan Fishing and Hong Long jointly entered into a pledge contract with Fuzhou Rural-Commercial Bank Jianxin Branch. Pursuant to the terms of the pledge contract, Pingtan Fishing put certain fishing vessels with a total carrying amount of approximately $1,500,000, as collateral to jointly secure a short-term loan of Haoyouli, an affiliate company of Pingtan Fishing, from the financial institution in an amount of approximately $3,800,000, which is due May 27, 2013. In addition to the collateral provided to Haoyouli, Pingtan Fishing also guaranteed the repayment of the $3,800,000 short-term loan.

In October 2012, Pingtan Fishing entered into two pledge contracts with China Minsheng Banking Corp., Ltd. Pursuant to the terms of the pledge contracts, Pingtan Fishing put 10 fishing vessels with a total carrying amount of approximately $9,500,000, as collateral to secure long-term loans to Hong Long, a competing fishing company also owned by Pingtan Fishing’s controlling shareholder Xinrong Zhuo, from the financial institution in an amount of approximately $10,300,000, which are due April 18, 2015.

Pingtan Fishing did not receive any demand from the lender that collateralized properties are intended to be disposed of or to make any payments under the guarantee.

In February 2012, Pingtan Fishing provided a guarantee to Haoyouli for its short-term loan from Bank of Communications Co., Ltd., Fujian Provincial Branch in amount of approximately $3,900,000. The guaranteed short-term loan is due February 22, 2013.

In April 2012, Pingtan Fishing provided certain guarantees to Hong Long for its short-term loans from China Industrial International Trust Limited in amount of approximately $7,900,000. These guaranteed short-term loans are due October 5, 2012.

In September 2012, Pingtan Fishing provided certain guarantees to Hong Long’s short-term loans from China CITIC Bank Corporation Limited and Hua Xia Bank Co., Limited in amount of approximately $8,900,000 and $4,700,000, respectively. These short-term loans are due in installment payments through August 31, 2013.

In October 2012, Pingtan Fishing provided guarantees to Hong Long for its short- and long-term loans from Hua Xia Bank Co., Limited, Shanghai Pudong Development Bank Co., Ltd, and China Minsheng Banking Corp., Ltd. in amounts of approximately $3,200,000, $7,900,000, and $44,300,000, respectively. These guaranteed term loans are due April 16, 2013, September 30, 2013, and April 18, 2015, respectively. Pingtan Fishing was not required to make any payments under these guarantee agreements.

The reason for the guarantees mentioned above was that historically Pingtan Fishing and Hong Long and Haoyouli have all been controlled by Xinrong Zhuo’s family with shared liquidity management. They assisted in the operations of each other on the basis of reciprocity and mutual benefit. The guarantees have no specific beneficial purpose for Pingtan Fishing. Pursuant to the terms of the respective pledge or guarantee agreements, if Honglong or Haoyouli would default on their obligations under the agreements, Pingtan Fishing may become liable to pay off the loans for the applicable related party or the pledged assets could be disposed by the lender. This would negatively impact on the liquidity management and operations of Pingtan Fishing.

For a more detailed description of Pingtan Fishing’s current related party transactions see “Related Party Transactions – b) Pingtan Fishing” on page 167.

THE ANNUAL GENERAL MEETING OF CGEI SHAREHOLDERS

Date, Time and Place of the CGEI Annual General Meeting

The annual general meeting of CGEI shareholders, or the CGEI annual general meeting, is scheduled to be held at the law offices of Reed Smith LLP, 599 Lexington Avenue, 22nd Floor, New York, NY 10022 on February 21, 2013, at 11 a.m., Eastern time.

Purpose of the CGEI Annual General Meeting

At the CGEI annual general meeting, CGEI shareholders will be asked to:

•	consider and act on a proposal to approve and adopt the Merger Agreement;

•	consider and act on a proposal to adopt amendments to the memorandum and articles of association of CGEI to increase the authorized share capital from $65,000 divided into 60,000,000 ordinary shares and 5,000,000 preferred shares to $130,000 divided into 125,000,000 ordinary shares and 5,000,000 preferred shares;

•	consider and act upon a proposal to adopt amendments to the memorandum and articles of association of CGEI to change CGEI’s name;

•	consider and act on a proposal to approve the adjournment of the CGEI annual general meeting, if necessary, to permit the further solicitation of proxies because there are not sufficient votes at the CGEI annual general meeting to vote in favor of the approval and adoption of the Merger Agreement and the share capital increase authorization;

•	elect two (2) Class A directors to CGEI’s board of directors to hold office until the earlier of (i) the closing of the business combination and (ii) the third anniversary of the general annual meeting and until their successors are elected and qualified (in the event the business combination is not approved); and

•	transact any other business that may properly come before the CGEI annual general meeting or any reconvened meeting following an adjournment or postponement of the CGEI annual general meeting.

Record Date; Outstanding Shares Entitled to Vote

The CGEI board has fixed January 28, 2013, as the record date for the CGEI annual general meeting. If you were a holder of record of CGEI Ordinary Shares at the close of business on the record date, you are entitled to vote your CGEI Ordinary Shares held on the record date at the CGEI annual general meeting.

As of the record date, there were 6,250,000 CGEI Ordinary Shares outstanding and entitled to vote at the CGEI annual general meeting.

Ownership of CGEI Shares

If your CGEI shares are registered directly in your name with CGEI’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those CGEI shares, the “shareholder of record.” This proxy statement and the enclosed proxy card have been sent directly to you by CGEI.

If your CGEI shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of CGEI shares held in “street name.” This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those CGEI shares, the shareholder of record. As the beneficial owner of CGEI shares held in street name, you have the right to direct your broker, bank or nominee how to vote your CGEI shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

Quorum

In order to transact business at the CGEI annual general meeting, a quorum of CGEI shareholders must be present. A quorum will exist if two members being individuals are present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative. Accordingly, the presence at the CGEI annual general meeting, either in person or by proxy, of at least two holders of CGEI Ordinary Shares will be required to establish a quorum. If a quorum is not present, the CGEI special annual general may be adjourned, to a time and place at the discretion of the directors.

Holders of CGEI Ordinary Shares present in person at the CGEI annual general meeting but not voting, and CGEI Ordinary Shares for which CGEI has received proxies indicating that their holders have abstained, will be counted as present at the CGEI annual general meeting for purposes of determining whether a quorum is established.

Vote Required

Under Cayman Islands law and CGEI’s memorandum and articles of association, the affirmative vote of the holders of at least a majority of the issued and outstanding CGEI Ordinary Shares present and voting at the meeting is required to approve and adopt the Merger Agreement, to adopt amendments to the memorandum and articles of association of CGEI to increase the authorized share capital, to elect two Class A directors and an adjournment, if any, of the CGEI annual general meeting. For approval of the proposals to adopt the amendments to the memorandum of articles of association of CGEI to change CGEI’S name and such other business that may properly come before the CGEI annual general meeting a two third affirmative vote of the members present and voting at the annual general meeting is needed.

If you fail to vote in person or by proxy with respect to any CGEI shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the CGEI shares you hold in street name with respect to the adjournment proposal, your CGEI shares will not be voted, or treated as present at the CGEI annual general meeting and entitled to vote, on that proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to that proposal.

Recommendation of the CGEI Board

Proposal No. 1: The CGEI board unanimously determined that the merger agreement and consummation of the transactions contemplated thereunder are advisable, fair and in the best interests of CGEI and its shareholders and unanimously approved the Merger Agreement. The CGEI board recommends that the shareholders of CGEI vote “FOR” the proposal to approve and adopt the Merger Agreement. Additional information on the recommendation of the CGEI board is set forth in “The Business Combination — Recommendation of the CGEI Board; CGEI’s Reasons for the Business Combination” beginning on page 165.

CGEI shareholders should carefully read this proxy statement in its entirety for additional information concerning the merger agreement and the business combination. In addition, CGEI shareholders are directed to the merger agreement, and the Pingtan Fishing share purchase agreement, which are attached to this proxy statement as Annexes A and B, respectively.

Proposal No. 2: The CGEI board unanimously recommends that the shareholders of CGEI vote “FOR” the adoption of amendments to the memorandum and articles of association of CGEI to increase the authorized share capital from $65,000 divided into 60,000,000 ordinary shares and 5,000,000 preferred shares to $130,000 divided into 125,000,000 ordinary shares and 5,000,000 preferred shares because there are not enough authorized ordinary shares for CGEI to satisfy its obligations under the Merger Agreement and the Pingtan Fishing share purchase agreement.

Proposal No. 3: The CGEI board unanimously recommends that the shareholders of CGEI vote “FOR” the adoption of the amendment to the memorandum and articles of association of CGEI to change CGEI’s name to Pingtan Marine Enterprise Ltd.

Proposal No. 4: The CGEI board unanimously recommends that the shareholders of CGEI vote “FOR” the election of Dongying Sun and Michael W. Zhang as Class A directors to CGEI’s board of directors to hold office until the earlier of (i) the closing of the business combination and (ii) the third anniversary of the general annual meeting and until their successors are elected and qualified (in the event the business combination is not approved).

Proposal No. 5: The CGEI board unanimously recommends that the shareholders of CGEI vote “FOR” the adjournment of the CGEI annual general meeting to permit further solicitation of proxies because there are not sufficient proxies at the CGEI annual general meeting to vote in favor of the approval and adoption of Proposals 1 and 2.

Voting by CGEI’s Directors, Executive Officers and Initial Shareholders

As of the record date, CGEI’s directors and executive officers and certain of their affiliates beneficially owned 1,250,000 CGEI Ordinary Shares entitled to vote at the CGEI annual general meeting. This represents approximately 20% of the total votes entitled to be cast at the CGEI annual general meeting. Each CGEI director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the CGEI Ordinary Shares owned by him or her for the approval and adoption of the Merger Agreement. In addition, CGEI’s initial shareholders have agreed to vote all their founder shares in accordance with the majority of votes cast by the public holders of CGEI Ordinary Shares and any Ordinary Shares acquired by them in or after CGEI’s initial public offering in favor of CGEI’s initial business combination. CGEI’s initial shareholders own 20% of the issued and outstanding CGEI’s Ordinary Shares.

How to Vote

After reading and carefully considering the information contained in this proxy statement, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as instructed below as soon as possible, even if you plan to attend the CGEI annual general meeting.

Internet. You can vote over the Internet by following the instructions included with your proxy card. If you vote over the Internet, do not return your proxy card. The availability of Internet voting for beneficial owners holding CGEI shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Telephone. You can vote by telephone by following the instructions included with your proxy card. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding CGEI shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Mail. You can vote by mail by simply completing, signing, dating and mailing your proxy card or voting instruction card in the postage-paid envelope included with this proxy statement. In addition, all shareholders may vote in person at the annual general meeting. You may also be represented by another person at the meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Attending the CGEI Annual General Meeting

All CGEI shareholders as of the record date may attend the CGEI annual general meeting. If you are a beneficial owner of CGEI shares held in street name, you may request to attend the meeting by writing to China Growth Equity Investment Ltd., CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, PRC, or by faxing your request to (8610) 6550 3113. You must provide evidence of your ownership of CGEI shares, which you can obtain from your broker, banker or nominee.

Voting of Proxies

If you vote by Internet, telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your CGEI shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your CGEI shares will be voted “FOR” the approval and adoption of the merger agreement “FOR” approval of the share increase authorization amendment, “FOR” the name change amendment, “FOR” election of the two Class A directors and “FOR” the approval of the adjournment proposal.

Voting of CGEI Shares Held in Street Name

CGEI shareholders who hold CGEI Ordinary Shares in a stock brokerage account or through a bank, broker or other nominee (referred to in this proxy statement as “street name” shareholders) who wish to vote at the CGEI annual general meeting should be provided a voting instruction card by the institution that holds their CGEI shares. If this has not occurred, contact the institution that holds your CGEI shares. A number of banks and brokerage firms participate in a program that also permits shareholders whose CGEI shares are held in “street name” to direct their vote by telephone or over the Internet. If your CGEI shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these CGEI shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Eastern time on February 20, 2013. Directing the voting of your CGEI shares will not affect your right to vote in person if you decide to attend the CGEI annual general meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your CGEI shares held in “street name” at the CGEI annual general meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your CGEI shares.

Revoking your Proxy

If you are a shareholder of record you can revoke your vote at any time before your proxy is voted at the CGEI annual general meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Corporate Secretary of CGEI;

•	you can submit a revised proxy bearing a later date as described above; or

•	you can attend the CGEI annual general meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the CGEI annual general meeting. If you are a beneficial owner of CGEI shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the CGEI annual general meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Proxy Solicitations

CGEI is soliciting proxies for the annual general meeting from CGEI shareholders. CGEI will bear the cost of soliciting proxies from CGEI shareholders, including costs incurred in connection with the printing and mailing of this proxy statement. In addition to this mailing, CGEI’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

CGEI has also engaged the services of Morrow & Co., LLC, or Morrow, to assist in the distribution of the proxies. CGEI estimates that it will pay Morrow a fee of approximately $12,500 plus reasonable out-of-pocket expenses.

CGEI will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials the beneficial owners of CGEI Ordinary Shares.

Other Business

The CGEI board is not aware of any other business to be acted upon at the CGEI annual general meeting.

Adjournments and Postponements

Adjournments or postponements may be made for the purpose of, among other things, soliciting additional proxies. One or more adjournments may be made from time to time with the approval of a majority of the votes present in person at the CGEI annual general meeting or represented by proxy at the time of the vote or by the board of directors if a quorum is not present. CGEI is not required to notify shareholders of one or more adjournments if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. CGEI is required to notify shareholder if the adjourned meeting is to take place more than thirty days after the date of the original meeting.

PROPOSAL NO. 1 — APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

As discussed in the proxy statement, CGEI is asking its shareholders to approve and adopt the Merger Agreement. CGEI shareholders should read carefully this proxy statement in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement. Please see the section entitled “The Agreements — Description of the Merger Agreement” beginning on page 171 for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the entire Merger Agreement before voting on this proposal.

Approval of this proposal is a condition to the completion of the business combination. If the proposal is not approved, the business combination will not occur.

Vote Required for Approval

The Merger Agreement will be approved and adopted if the holders of at least a majority of the issued and outstanding CGEI Ordinary Shares present, in person or by proxy, and voting on this proposal vote “FOR” this proposal.

As of the record date, CGEI’s directors and executive officers and certain of their affiliates beneficially owned 1,250,000 CGEI Ordinary Shares entitled to vote at the CGEI annual general meeting. This represents approximately 20% of the total votes entitled to be cast at the CGEI annual general meeting. Each CGEI director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the CGEI Ordinary Shares owned by him or her for the approval and adoption of the Merger Agreement. In addition, CGEI’s initial shareholders have agreed to vote their founder shares in accordance with the majority of votes cast by the public holders of CGEI Ordinary Shares and any Ordinary Shares purchased during or after the offering in favor of the approval and adoption of the Merger Agreement. CGEI’s initial shareholders own 20% of the outstanding CGEI Ordinary Shares.

Recommendation of the CGEI Board

THE CGEI BOARD UNANIMOUSLY RECOMMENDS THE CGEI SHAREHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

PROPOSAL NO. 2 – SHARE InCrEase AUTHORIZATION

As discussed in the proxy statement, CGEI is asking its shareholders to approve and adopt amendments to the memorandum and articles of association of CGEI to increase the share capital from $65,000 divided into 60,000,000 ordinary shares of a par value of $0.001 each and 5,000,000 preferred shares of par value of $0.001 each to $130,000 divided into 125,000,000 ordinary shares of a par value of $0.001 each and 5,000,000 preferred shares of a par value of $0.001 each by a creation of 65,000,000 ordinary shares of par value $0.001 each.

CGEI’s board of directors has concluded that the amendments to its memorandum and articles of association are in the best interests of CGEI’s shareholders. At present, CGEI’s only has 60,000,000 authorized ordinary shares. Under the terms of the Merger Agreement and the Pingtan Fishing share purchase agreement, CGEI is required to issue 77,000,000 ordinary shares in aggregate to CDGC’s and Pingtan Fishing’s shareholders at the closing of the business combination. If the number of CGEI’s authorized ordinary shares is not increased, CGEI will not be able to complete the business combination. Moreover, CGEI believes it is prudent to have a greater number of ordinary shares available for a variety of corporate purposes, including financing potential acquisitions and compensating its officers, directors and employees and other valued purposes.

The additional ordinary shares authorized by this proposal would have rights identical to CGEI Ordinary Shares currently outstanding. Approval of the proposed amendment and issuance of ordinary shares will have a significant dilutive effect on the voting power and percentage ownership of the current CGEI shareholder, who will only hold 7.75% of the CGEI Ordinary Shares after the consummation of the business combination, assuming that no holders of CGEI Ordinary Shares exercise their redemption rights. The issuance of additional ordinary shares could also have a dilutive effect on the earnings per share, if any. In addition, the issuance of additional shares, or their subsequent sale, could adversely affect the price of the CGEI ordinary shares. Any significant increase in the number of shares offered for sale could cause the supply of ordinary shares available for purchase in the market to exceed the purchase demand for the CGEI’s ordinary shares. Such supply in excess of demand could cause the market price of CGEI’s ordinary shares to decline.

If the share authorization proposal is not approved by the shareholders, CGEI will not be able to consummate the business combination because CGEI will not have a sufficient number of authorized but unissued ordinary shares in order to issue the required amount at the closing of the business combination.

Vote Required for Approval

The amendment to the memorandum and articles of associations to authorize and increase of the number of authorized ordinary shares will be approved and adopted the holders of at least a majority of the issued and outstanding CGEI Ordinary Shares present in person or by proxy and voting on this proposal vote “FOR” this proposal.

Recommendation of the CGEI Board

THE CGEI BOARD UNANIMOUSLY RECOMMENDS THE CGEI SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE SHARE AUTHORIZATION AMENDMENT TO THE CGEI MEMORANDUM AND ARTICLES OF ASSOCIATION TO INCREASE CGEI’S SHARE CAPITAL.

In June 2011, promptly after its IPO, CGEI actively started to identify and locate target businesses for a business combination.

During the period from June 2011 through May 2012, CGEI evaluated at different levels more than twenty-six companies as potential candidates for a business combination. On an ongoing basis, CGEI reviewed data collected on various potential candidates and met with representatives of certain such candidates. During this period, CGEI entered into certain non-binding letters of intent with potential candidates, including a company providing mobile entertainment and a vocational training company. However, prior to CDGC and Pingtan Fishing, none of these evaluations led to a firm offer by CGEI to pursue a business combination.

In March 2012, Xuesong Song, CGEI’s Chairman and Chief Financial Officer, met with Mr. Xinrong Zhuo, the Chairman and Chief Executive Officer of CDGC, and Mr. Bin Lin, the Senior Vice President of CDGC, through the introduction of Morgan Joseph TriArtisan LLC, a U.S.-based investment bank, who acted as co-manager in CGEI’s initial public offering. Mr. Zhuo expressed interest in a business combination with a blank check company.

In April 2012, several formal meetings to discuss details of a potential combination between CGEI and CDGC were held in Fuzhou, China. At the meetings, CGEI management and CDGC management exchanged information about CGEI and CDGC, and also discussed the listing environment in the U.S. capital markets for a China-based dredging company. The parties decided to include Pingtan Fishing in the business combination with CGEI, since the inclusion of Pingtan Fishing in the business combination with CGEI would diversify the business of the combined company by balancing the exposure to government infrastructure spending in the dredging business with a growing presence in the consumer food sector diversifying the risk of the combined entity. Mr. Zhuo provided information about Pingtan Fishing to CGEI including information regarding Pingtan Fishing’s background, fishing fleet, current operating information, financial statements, projections and plans of future expansion of its operations.

Since April 2012, the parties remained in close communications and held a number of meetings at CDGC and Pingtan Fishing headquarters in Fuzhou. CGEI officers and members of Chum Capital Group, or Chum, a direct investment and advisory firm, conducted preliminary due diligence on CDGC and Pingtan Fishing with regard to its business model, operations and financial performance, and the competitive landscape of its underlying industry, by meeting with a number of CDGC and Pingtan Fishing management members.

During the period between March 2012 and August 2012, CGEI, CDGC and Pingtan Fishing engaged in negotiations regarding the definitive terms of the Merger Agreement and the Pingtan Fishing share purchase agreement and agreed to the material terms by proffering the conditions and terms each party desired and compromised through negotiation to reach a mutual agreement. The requirement for at least $5 million cash to remain in CGEI’s trust account was agreed upon based on rules applicable to SPACs which require such a minimum amount held in trust and also because it was a requirement under CGEI’s articles of association. The $3 million termination fee was agreed upon to protect either party against the other negotiating with other parties or pursuing alternative transactions. The number of shares to be issued to each company was proposed by CGEI based on its determination of the valuation as described below under the heading “Valuation of the Target Companies” and mutually negotiated and agreed upon by the parties. Several meetings and calls were arranged to further discuss the consideration, as well as the plan of reorganization of Pingtan Fishing. Both parties also discussed restructuring matters and the timetable for the business combination with their respective legal counsel. The parties exchanged emails about various points in the agreements and related documents and continued to modify and exchange drafts of documents and also continued to conduct due diligence. During this period, CGEI continued its study of CDGC’s and Pingtan Fishing’s business models and operations. Furthermore, KRC Shanghai, an independent consulting firm hired by CGEI to assist in screening and studying candidates for a business combination, conducted due diligence on CDGC and Pingtan Fishing in order to enable CGEI’s board of directors to ascertain the reasonableness of the consideration to be paid.

On October 24, 2012, the parties, including shareholders of CDGC, CGEI officers Jin Shi and Xuesong Song and members of Chum, met at the office of CDGC, and executed the definitive Merger Agreement, subject to the various closing conditions. Immediately following the execution of the Merger Agreement, the parties, including shareholders of Merchant Supreme, CGEI officers Jin Shi and Xuesong Song and members of Chum, met at the office of Pingtan Fishing, and executed the definitive Pingtan Fishing share purchase agreement, subject to the various closing conditions, including the satisfactory completion of an U.S. GAAP audit.

Since April 2012, CGEI officers, principals and members of Chum and shareholders and management of CDGC and Pingtan Fishing have met regularly in Fuzhou, China. CGEI reviewed with CDGC and Pingtan Fishing the obligations of being a reporting company, including compliance with the reporting requirements of the U.S. federal securities laws, accounting procedures and Sarbanes-Oxley Act requirements, press release disclosure and timing, shareholder communications, website disclosure, investor and public relations, Nasdaq compliance and transfer agent requirements. CGEI also reviewed, together with CDGC and Pingtan Fishing, the resources required to begin identifying opportunities in sectors other than dredging and fishery in China.

Valuation of the Target Companies

The CGEI’s board of directors concluded that the business combination is fair to, and in the best interests of, CGEI and its shareholders, and that the consideration to be paid in the business combination is fair to CGEI and its shareholders.

CGEI’s management conducted a due diligence review of CDGC and Pingtan Fishing that included an industry analysis, an evaluation of CDGC and Pingtan Fishing’s existing business, a valuation analysis and financial projections in order to enable the board of directors to evaluate CDGC and Pingtan Fishing’s business and financial condition and prospects. In connection with evaluating the business combination, the board of directors of CGEI obtained the advice of KRC Shanghai, Inc. with respect to accounting due diligence matters, Guantao Law Firm with respect to legal due diligence matters, and Deutsche Bank Securities and Morgan Joseph TriArtisan LLC with respect to financial matters.

The CGEI board of directors believes because of the financial skills and rich experience of all of its directors, it was qualified to perform the valuation analysis and conclude that the transaction was favorable when compared to other comparable companies. The entire CGEI board of directors is capable of performing comprehensive analysis on CDGC’s and Pingtan Fishing’s operations and valuation, because the entire CGEI board of directors is comprised of directors with extensive experience in analyzing acquisition targets and assessing their future values.

In considering the value of Pingtan Fishing, CGEI’s board of directors looked at publicly traded companies in the fishing industry. Pingtan Fishing’s growth rates in revenue, net income, EBITDA, and net margins were among the highest in a group of publicly-traded fishing companies that the CGEI’s board of directors considered. In the opinion of the CGEI’s board of directors, none of the publicly traded fishing companies had growth prospects similar to Pingtan Fishing. Furthermore, Pingtan Fishing was projected to continue to grow at a high rate since it had expanded its fishing fleet in 2012 and it expected to continue to add to its fleet in 2013 and 2014, which enhanced its growth prospects. Given the relatively small size of Pingtan Fishing, this expansion was expected to result in growth characteristics which other publicly traded fishing companies were not expected to exhibit. As a result, the CGEI’s board of directors determined to use a discounted cash flow model which is often used to analyze the value of growing companies. This approach resulted in a valuation for Pingtan Fishing which supported the view of the board of directors of CGEI as to the value of the acquisition.

In contrast to Pingtan Fishing, CGEI’s board determined that publicly traded companies in the dredging industry provided a reasonable group of comparable companies to use in determining the valuation of CDGC.

The total consideration to be paid for the equity of CDGC is $520 million to be satisfied by an issue of CGEI ordinary shares. Using an assumed share price of $10 per share for CGEI’s Ordinary Shares the total number of shares to be exchanged for the equity of CDGC would aggregate to 52 million CGEI Ordinary Shares. Given that 62,690,310 shares were held by existing shareholders of CDGC (preferred and ordinary), each CDGC share would have a value of approximately $8.29. The total consideration paid to Pingtan Fishing is $250 million in CGEI Ordinary Shares with an assumed value of $10 per share. Thus, the total number of shares to be issued to Pingtan Fishing is of 25 million of shares.

Interests of Officers and Directors in the Business Combination

Interests of CGEI Officers and Directors in the Business Combination

When you consider the recommendation of CGEI’s board of directors to vote in favor of the approval of the proposal to approve and adopt the merger agreement and the amendments to the memorandum and articles of association of CGEI to increase the share capital and change the corporate name, you should keep in mind that CGEI’s directors and executive officers have interests in the business combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•	CGEI’s amended and restated memorandum and articles of association provides that if a definitive agreement to consummate a business combination has been executed but no business combination is consummated by February 26, 2013, CGEI is required to begin the dissolution process provided for in CGEI’s amended and restated articles of association. In the event of a dissolution,

º	the 1,250,000 CGEI Ordinary Shares that CGEI’s founders purchased prior to CGEI’s initial public offering for an aggregate purchase price of approximately $15,985 would become worthless, as the CGEI founders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $12.5 million, based upon the closing price of $10.03 on the Nasdaq Capital Market on January 28, 2013, the record date for the annual general meeting of CGEI’s shareholders; and

º	all of the 3,966,667 sponsor’s warrants purchased by CGEI’s sponsor at a price of $0.75 per warrant for an aggregate purchase price of $2,975,000 would expire and become worthless. Such warrants had an aggregate value of approximately $1.0 million, based on the closing price of the CGEI warrants of $0.25 on the Nasdaq Capital Market on January 28, 2013, the record date for the annual general meeting of CGEI’s shareholders.

•	CGEI expects that Xuesong Song and Jin Shi will be members of CGEI’s board of directors following the consummation of the business combination.

Beneficial Ownership of Directors and Executive Officers

As of the close of business on January 28, 2013, the record date for the annual general meeting, CGEI’s directors and executive officers beneficially owned and were entitled to vote approximately 20% of CGEI’s total ordinary shares outstanding on that date.

New CGEI Directors

Pursuant to the terms of the Merger Agreement, Messrs. Xuesong Song and Jin Shi will serve as directors of CGEI following the merger. Messrs. Xuesong Song and Jin Shi are currently executive officers and directors of CGEI. For more information, see “CGEI Executive Officers and Directors — Compensation of the CGEI Board and Executive Officers,” beginning on page 193.

Interests of CDGC and Pingtan Fishing Officers and Directors in the Business Combination

The board of directors and executive officers of CDGC and Pingtan Fishing may also have interests in the business combination that are different from, or in addition to, the interests of CGEI’s shareholders generally. These interests include, among other things:

•	the retention of Xinrong Zhuo and Bin Lin, officers of CDGC, as officers of CGEI (see “CGEI Executive Officers and Directors Upon Completion of the Business Combination” on page 189);

•	the designation of five directors of CDGC (Xinrong Zhuo, Bin Lin, Alfred Ho, Yeliang Zhou, and Zengbiao Zhu) as directors of CGEI (see “CGEI Executive Officers and Directors Upon Completion of the Business Combination” on page 189);

•	upon comsummation of the business combination, the board of directors and executive officers of CDGC and Pingtan Fishing will own 62.3% and 30.0% of the shares of CGEI, respectively.

Related Party Transactions

Below is the summary of all current related party arrangements of CDGC and Pingtan Fishing and their respective affiliates as of Sep. 30, 2012. For the nine months ended September 30, 2012, the value of the service and materials received from related parties by CDGC and Pingtan Fishing was $30,711,269. As of September 30, 2012, CDGC and Pingtan Fishing had a net due from related parties balance of $74,857,908.

The value of the service and materials received from related parties		$30,711,269
-	By CDGC and its affiliates	$741,513
-	By Pingtan Fishing and its affiliates	$29,969,756

Net due from related parties balance		$74,857,908
-	Pingtan Fishing’s Notes Receivable transferred from related parties	$14,717,519
-	Pingtan Fishing’s Due from related parties (Note 1)	$97,700,836
-	Pingtan Fishing’s Due to related parties (Note 1)	($28,709,201)
-	Pingtan Fishing’s Accounts Payable to related parties	($8,669,083)
-	CDGC’s Advance from related parties	($182,163)

Note 1: Pursuant to the Pingtan Fishing share purchase agreement, Pingtan Fishing’s controlling equity owner, Xinrong Zhuo has arranged the repayment of 70% of the net amount resulting from “Due from Related Parties” offset against “Due to Related Parties” as of September 30, 2012, and Xinrong Zhuo shall agree in writing to arrange the repayment of the remaining 30% of such amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchased.

Below charts are the details of the related party transactions and balances as of September 30, 2012.

a) CDGC

Related party transactions for the nine month periods ended September 30, 2012 and due from related parties as of September 30, 2012 were as follows:

Related party	Relationship	Transaction	US dollar value
Ping Lin	Wife of Xinrong Zhuo, sister of Qing Lin	Office rental of Fujian Service, Fujian WangGang and Wonder Dredging	26,034
Fujian Haiyi International Shipping Agency Co., Ltd.	Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo and a Family Member	Hire crew service	715,479

Advanced from related parties as of September 30, 2012:

Related party	Relationship	Transaction	US Dollar Value
Fujian Gangjun Construction Co., Ltd	An affiliate company ultimately controlled by Xinrong Zhuo	Loan to Fujian WangGang, the amount has been repaid in July 2012.	nil
Fujian Yihai Investment Co., Ltd.	An affiliate company majority owned by Longjie Zhuo, sibling of Xinrong Zhuo	Loan to Fujian WangGang, the amount has been repaid in July 2012.	nil
Kit Chan	Kit Chan has served as a director since August 2010, and has been an independent director since April 2011. Kit Chan holds 4.95% of CDGC’s ordinary shares as of September 30, 2012.	Loan to China Dredging and Master Gold	182,163

b) Pingtan Fishing

(i) All current related party arrangements of the companies and affiliates being acquired in this business combination as of nine months ended September 30, 2012 were as follows:

Related parties	Relationship	Transaction	US Dollar Value
PT. Avona Mina Lestari(1)	An affiliate company controlled by Xinrong Zhuo family domiciled in Indonesia, engaged in fishing base management and fishing vessel service	Purchase of fuel	$6,350,173
		Purchase of vessel maintenance service	1,082,780
		Purchase of transportation service	935,911
		Indonesia fleet vessel agency fee payable	286,190
		Indonesia fishing licenses paid on behalf of the Company	409,081
			$9,064,135

Fujian Honglong Ocean Fishery Company Limited	An affiliate company majority owned and controlled by Ping Lin, spouse of Xinrong Zhuo and a Family Member	Purchase of fishing nets and other onboard consumables	$3,805,880
		Crewmen compensation paid on behalf of the Company	94,952
		Cold storage warehouse and office rental paid by the Company	322,871
			$4,223,703

PT. DwikaryaReksaAbadi	An affiliate company controlled by Xinrong Zhuo family domiciled in Indonesia, engaged in fishing base management and fishing vessel service	Purchase of vessel maintenance service	$1,178,728
Haifeng Dafu Enterprise Company Limited	An affiliate company domiciled in the Hong Kong Special Administrative Region of the PRC	Purchase of transportation service	$864,192
Hai Yi Shipping Limited	An affiliate company domiciled in the Hong KongSpecial Administrative Region of the PRC	Purchase of transportation service	$873,302

Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd.	An affiliate company owned by Longfei Zhuo and Honghong Zhuo	Sale of frozen fish and other marine catches	$4,576,365
Cheng Chen	Cousin of Xinrong Zhuo, a Family Member	Sale of frozen fish and other marine catches	$157,232
Longhua Zhuo	a Family Member of Zhuo	Sale of frozen fish and other marine catches	$78,940
Fujian Xinnong Ocean Fisheries Development Co., Ltd.	An affiliate company to which Pingtan Fishing acted as a trustee equity owner. Xinnong is ultimately owned and controlled by Xiaojie Wu	Sale of frozen fish and other marine catches	$8,953,159

(1) Avona is an Indonesian enterprise engaged in fishing base management and fishing vessel operations. Its daily operations are controlled by the Xinrong Zhuo family, which also is the ultimate controlling beneficiary owner of Pingtan Fishing. Pursuant to the Fishing Vessel Administrative Agency Agreement dated December 28, 2009, followed by a Fishery Cooperative Agreement dated July 1, 2011 with a two-year term, entered into between Pingtan Fishing and PT. Avona Mina Lestari (“Avona”), Pingtan Fishing pays an annual agency fee to Avona, at a mutually agreed amount of $10,000 and $20,000, for the period from January 1, 2010 to September 30, 2011, and for the period from July 1, 2011 to July 1, 2013, respectively, for each of Pingtan Fishing’s fishing vessels for which Avona acts as an agent. According to the agreement, Avona provided services for Pingtan Fishing, including acquiring fishing permits, rendering food and water, contacting the logistics companies and arranging the transportation of the catch back to the PRC.As of September 30, 2012 and December 31, 2011, due from related parties were:

(ii) As of September 30, 2012, due from related parties were:

Related party	Relationship	Amount as of September 30, 2012	Business purposes of the loan
Fujian Yihai Investment Co., Ltd.	An affiliate company majority owned by Longjie Zhuo, sibling of Xinrong Zhuo	$23,066,761	To support the operations of the related company	(i)

Panxing Zhuo	Father of Xinrong Zhuo	19,814,693	To meet the funding needs of the related party	(ii)

Xiaomei Yang	An employee of the company and niece of Xinrong Zhuo	10,675,075	To meet the funding needs of the related party	(ii)

Fuzhou Haoyouli Fisheries Development Co., Ltd.	An affiliate company to which the company acted as trustee equity owner. Haoyouli is ultimately owned and controlled by Sunqiang Zhou	10,357,652	To support the operations of the related company	(i)

China Communication Materials Central and South Co., Ltd.	An affiliate company majority-owned by Lutong Highway	6,884,001	To support the operations of the related company	(i)

Fujian Honglong Ocean Fishery Company Limited	An affiliate company majority owned and controlled by Ping Lin, spouse of Xinrong Zhuo	5,661,371	To support the operations of the related company	(i)

Xiaofang Zhuo	A Family Member	4,810,204	To meet the funding needs of the related party	(ii)

Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd	An affiliate company owned by Longfei Zhuo and Honghong Zhuo	2,695,521	To support the operations of the related company	(i)

Fuzhou Wanhao Real Estate Property Investment Co., Ltd.	An affiliate company majority-owned and controlled by Qing Lin	2,563,697	To support the operations of the related company	(i)

Fujian Lutong Highway Engineering Construction Co., Ltd	An affiliate company majority owned by Xiaojie Wu, brother-in-law of Xinrong Zhuo	2,157,620	To support the operations of the related company	(i)

Fujian Gangjun ConstructionCo., Ltd.	An affiliate company ultimately controlled by Xinrong Zhuo	1,824,498	To support the operations of the related company	(i)

Honghong Zhuo	Daughter of Xinrong Zhuo	1,644,564	To meet the funding needs of the related party	(ii)

Fujian Haiyi International Shipping Agency Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo	242,717	To support the operations of the related company	(i)

Fujian International Trading and Transportation Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo	142,428	To support the operations of the related company	(i)

Qing Lin	Brother-in-law of Xinrong Zhuo	100,689	To meet the funding needs of the related party	(ii)

Haoyouli Beneficiary	In August 2012, the Company and Beneficiaries of the three entities agreed to terminate Trust Agreements and ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.	4,057,604	The balance used to be nominal capital contributions as the company was the standing stockholder of the entities according to Trust Agreements. Since August 2012, with the termination of Trust Agreements, the balance turned to be outstanding from respective beneficiaries and designated individuals.	(iii)(vi)

Xinnong Beneficiary		598,196		(iv)(vi)

Haiyi International Beneficiaries		403,545		(v)(vi

		$97,700,836

(i) Represents amounts due from companies controlled by Xinrong Zhuo’s family. Historically, Pingtan Fishing shared its liquidity management with related parties controlled by the same group of stockholders to efficiently use cash and financing resources. When the related companies were in need of working capital to support their operations, Pingtan Fishing lent funds to them according to an arrangement by Mr Xinrong Zhuo.

(ii) Represents amounts due from family members. The family members borrowed a certain amount of money from Pingtan Fishing for their personal use.

(iii) Represents amounts due from Haoyouli. In accordance with a Trust Agreement between Pingtan Fishing and the equity owner of Haoyouli (“Haoyouli Beneficiary”), Pingtan Fishing was entrusted to be a standing equity owner of Haoyouli on behalf of Haoyouli Beneficiary. The term of the Trust Agreement expires upon the date when the Haoyouli Beneficiary requests Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Haoyouli Beneficiary has 100% voting rights and controls all aspects of Haoyouli’s day-to-day operations. As a result, the amount is accounted for as a loan to Haoyouli.

(iv) Represents amounts due from Xinnong. In accordance with a Trust Agreement between Pingtan Fishing and the equity owner of Xinnong (“Xinnong Beneficiary”), Pingtan Fishing was entrusted to be a standing equity owner of Xinnong on behalf of Xinnong Beneficiary. The term of the Trust Agreement expires upon the date when the Xinnong Beneficiary requests Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Xinnong Beneficiary has 100% voting rights and controls all aspects of Xinnong’s day-to-day operations. As a result, the amount is accounted for as a loan to Xinnong.

(v) Represents amounts due from Haiyi International. In accordance with a Trust Agreement between Pingtan Fishing and the equity owners of Haiyi International (“Haiyi International Beneficiaries”), Pingtan Fishing was entrusted to be a standing equity owner of Haiyi International on behalf of Haiyi International Beneficiaries. The term of the Trust Agreement expires upon the date when the Haiyi International Beneficiaries request Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Haiyi International Beneficiaries have 100% voting rights and control all aspects of Haiyi International’s day-to-day operations. As a result, the amount is accounted for as a loan to Haiyi International.

(vi) In August 2012, Pingtan Fishing and Haoyouli Beneficiary, Xinnong Beneficiary and Haiyi International Beneficiaries agreed to terminate the respective Trust Agreements. Immediately following the termination of these Trust Agreements, Pingtan Fishing returned the entrusted interests in Haoyouli, Xinnong and Haiyi International (previously accounted for as loans to Haoyouli, Xinnong and Haiyi International, respectively) to respective beneficiaries and their designated individuals. As a result, Pingtan Fishing ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.

Due from related parties represented loans to related parties. These balances are not collateralized, carry no interest, and do not have specific repayment terms. Pingtan Fishing has no definitive agreements in place to govern the terms of the related party loans.

The nominee shareholders of the above related parties are all members of Xinrong Zhuo family. Pursuant to a Family Agreement entered into amongst Xinrong Zhuo and certain of his family members (each a “Family Member”), each Family Member delegates voting rights derived from his/her direct or indirect equity interest in the companies and the right to dispose of his/her direct or indirect equity interest in the companies to a non-family member party, to Xinrong Zhuo. The Family Agreement further authorizes Xinrong Zhuo to be responsible for the day-to-day operations and financial management of the companies.

Accordingly, Xinrong Zhuo and the Family Members are the ultimate beneficial owners of the above related parties and Xinrong Zhuo is regarded as the controlling person.

(iii) As of September 30, 2012, due to related parties, representing loans provided by related parties, were as follows:

Related parties	Relationship	Amount as of September 30,2012	Description
Fujian Xinnong Ocean Fisheries Development Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Xinnong is ultimately owned and controlled by Xiaojie Wu	$18,199,082	loans from related party
Fuzhou DongxingLongju Real Estate Co., Ltd.	An affiliate company owned by Xinrong Zhuo	5,586,327	loans from related party
Cheng Chen	Cousin of Xinrong Zhuo, a Family Member	1,772,432	loans from related party
Longfei Zhuo	Cousin of Xinrong Zhuo, a Family Member	1,600,481	loans from related party
Fuzhou Hairong Trading Co., Ltd.	An affiliate company under Xinrong Zhuo’s common control	791,264	loans from related party
Pingtan Heshun Fuel Co., Ltd.	An affiliate company under Xinrong Zhuo’s common control	759,615	loans from related party
		$28,709,201

Pursuant to the terms of the Pingtan Fishing share purchase agreement, the applicable related party of Pingtan Fishing and the controlling shareholder, Xinrong Zhuo, has guaranteed to repay seventy percent (70%) of the net amount resulting if the “Amount Due From Related Parties” line item is off-set against the “Amount Due To Related Parties” line item (the “Funds of Related Party”), both contained in Pingtan Fishing’s unaudited balance sheet as of September 30, 2012. Thirty percent (30%) of the Funds of Related Party should be repaid on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. Further, if the applicable related party does not fully pay the Funds of Related Party, Xinrong Zhuo, the controlling shareholder of Pingtan Fishing, will pay the outstanding amount.

The net amount resulting if the “Amount Due From Related Parties” line item, $97,700,836, is off-set against the “Amount Due To Related Parties” line item, $28,709,201 (the “Funds of Related Party”), each as contained in Pingtan Fishing’s unaudited balance sheet as of September 30, 2012, was $68,991,635. Pursuant to the terms of the Pingtan Fishing share purchase agreement. $48,294,144 will be repaid upon consummation of the Pingtan Fishing share purchase. The applicable related parties of Pingtan Fishing have already started to repay the loans. As of February 1, 2013, $21,210,412 had been repaid by the applicable related parties, leaving $27,083,732 to be repaid upon the consummation of the Pingtan Fishing share purchase. The applicable related parties are expected to continue to repay the remaining funds with cash.

If such $27,083,732 is not fully repaid upon the consummation of the Pingtan Fishing share purchase, CGEI and Xinrong Zhuo have agreed that the outstanding amount can be repaid with fishing vessels from Hong Long instead of cash, since Hong Long’s fishing vessels have licenses and will help Pingtan Fishing increase its operations in the short term. Additional fishing vessels with licenses will enable Pingtan Fishing to increase its harvest volume, revenue and net income rapidly. Pingtan Fishing’s controlling shareholder, Xinrong Zhuo, accepted this plan and has agreed to repay any remaining funds with fishing vessels from Hong Long, if such remaining funds are not repaid with cash upon the consummation of the Pingtan Fishing share purchase. The fair value of such fishing vessels will be determined by an independent appraisal company hired by the independent directors of the combined company, Pingtan Marine Enterprise Ltd. Any repayment using fishing vessels from Hong Long is expected to be finished within 60 days of the consummation of the Pingtan Fishing share purchase.

As to the remaining 30% of the outstanding amount, Xinrong Zhuo will provide a written guarantee prior to the consummation of the Pingtan Fishing share purchase to guarantee that the applicable related party of Pingtan Fishing will repay such amounts on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. If such amount is not fully repaid on time, Xinrong Zhuo will pay the outstanding amount.

(iv) Accounts payable to related parties
September 30, 2012
Avona	$6,163,051
Hong Long	2,290,649
Haifeng Dafu	215,383
$8,669,083

(v) As of September 30, 2012, Notes receivable (banker’s acceptances) transferred from related parties were as follows:

Notes receivable transferred from related parties represent banker’s acceptance notes originated from sales of goods and rendering of services between related parties in which Pingtan Fishing was not a transacting party. Banker’s acceptance notes are interest-free, with a maturity of nine months and their payments are guaranteed by respective banks. Pingtan Fishing received banker’s acceptance notes from related parties through endorsement, and subsequently collateralized them to banks for the purpose of securing short-term loans. Upon receipt of these banker’s acceptance notes, Pingtan Fishing recorded additions to “due to related parties”. In statements of cash flows, amount of banker’s acceptance notes transferred from related parties was excluded from calculation of cash provided by financing activities and was included as a non-cash financing activity in supplementary information as no cash was received by the Company in the transfer.

As of September 30, 2012 notes receivable consisted of three bankers’ acceptance notes issued by Hong Long and Haifeng Dafu totaling $11,077,703 and $3,639,816, due December 25, 2012 and January 2, 2013, respectively.

Accounting Treatment of the Business Combination

CDGC and Pingtan Fishing are considered entities under common control due to common majority shareholders. Since they are under common control, their assets, liabilities and results of operations will be combined at historical cost prior to the business combination.

The business combination will be accounted for as a reverse recapitalization with CDGC and Pingtan Fishing considered the acquirers since, immediately following completion of the transaction, the shareholders of CDGC and Pingtan Fishing immediately prior to the business combination will have effective control of CGEI through (1) their approximately 92.25% shareholder interest in the combined entity, assuming no holders of Ordinary Shares exercise redemption rights, or their approximately 97.51% shareholder interest in the combined entity assuming the maximum number of holders of Ordinary Shares exercise redemption rights, (2) significant representation on CGEI’s board of directors (initially, three out of seven members of the CGEI board of directors will be CDGC executive officers), with four other board members being independent (including two independent directors from the current CDGC board of directors), and three current CDGC executive officers being named to all of the senior executive positions. Accordingly, the combined assets, liabilities and results of operations of CDGC and Pingtan Fishing will become the historical financial statements of CGEI at the closing of the transaction, and CGEI’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with CDGC’s and Pingtan Fishing’s beginning on the closing date of the business combination. No step-up in basis or intangible assets or goodwill will be recorded in the business combination. All direct costs of the business combination will be charged to operations in the period that such costs are incurred.

As of February 4, 2013, CDGC had 52,677,323 Ordinary Shares and 10,012,987 Class A Preferred Shares issued and outstanding. Taking into account the surrender of CDGC Ordinary Shares contemplated by the Merger Agreement, CGEI would issue up to 52,000,000 CGEI Ordinary Shares in consideration of the merger. Accordingly, assuming no redemptions by CGEI shareholders, CGEI would have then issued and outstanding approximately 58,250,000 CGEI Ordinary Shares and, following consummation of the Pingtan Fishing acquisition, approximately 83,250,000 CGEI Ordinary Shares based on the number of CGEI Ordinary Shares and CDGC Preferred Shares issued and outstanding on the record date for CGEI’s annual general meeting of shareholders. Based on the closing price of CGEI Ordinary Shares of $10.05 on February 4, 2013, the total value of the consideration CGEI will pay in the merger to the shareholders of CDGC is approximately $522.6 million.

The current fair market value of CDGC Ordinary Shares or warrants may not be equivalent to the fair market value of CGEI Ordinary Shares on the date that shares or warrants are received by a CDGC shareholder or at any other time. The fair market value of CGEI Ordinary Shares received by a CDGC shareholder may be greater or less than the current fair market value of CDGC Ordinary Shares and CDGC Preferred Shares due to numerous market factors.

No Fractional Shares

CDGC shareholders will not receive any fractional CGEI Ordinary Shares in the merger. Instead, CGEI will issue one CGEI Ordinary Share to each holder of CDGC Ordinary Shares and CDGC Preferred Shares that would otherwise be entitled to a fraction of a CGEI Ordinary Share.

Appraisal Rights Under BVI Law

Mergers and Similar Arrangements. BVI law provides for mergers as that expression is generally understood under United States corporate law. The procedure for a merger between the company and another company (which need not be a BVI company, and which may be the company’s parent, but need not be) is set out in the Companies Act. The directors of the company must approve a written plan of merger which must also be approved by a resolution of a majority of the shareholders entitled to vote and actually vote at a quorate meeting of shareholders. The company must then execute articles of merger, containing certain prescribed details. The plan and articles of merger are then filed at the BVI Registry. Provided that the company has paid all fees and penalties (if any) due to the BVI Financial Services Commission, and assuming that the board and shareholder approval is forthcoming it should be possible to effect the merger within five business days. The BVI Registrar will take a similar amount of time to issue the Certificate of Merger which should be dated as of the date on which the articles of merger are filed with the BVI Registry.

As soon as a merger becomes effective: (a) the surviving company has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the amended memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company; (d) the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgement, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company may be substituted in the proceedings for a constituent company.

If the arrangement and reconstruction is thus approved, a shareholder would have rights comparable to appraisal rights, which would ordinarily be available to dissenting shareholders of United States corporations or under a BVI merger, providing rights to receive payment in cash for the judicially determined value of the ordinary shares.

Exchange of Certificates

As soon as reasonably practicable after the effective time of the merger, CGEI shall cause the exchange agent selected by CGEI to mail appropriate transmittal materials to each record holder of CDGC Ordinary or Preferred Shares for use in effecting the surrender and cancellation of that number of shares in exchange for CGEI Ordinary Shares. Risk of loss and title to any certificates will remain with the holder until proper delivery of such certificates, or in the case of uncertified CDGC shares, the letter of transmittal to CGEI by CDGC’s shareholders. After the effective time of the Merger, each holder of CDGC Preferred or Ordinary Shares, except holders exercising dissenters’ rights, issued and outstanding at the effective time must surrender any certificate or certificates representing their CDGC Preferred or Ordinary Shares, or in the case of uncertified CDGC shares, the letter of transmittal to CGEI and will, as soon as reasonably practicable after surrender, receive the consideration they are entitled to under the Merger Agreement. CGEI will not be obligated to deliver the consideration to which any former holder of CDGC Ordinary or Preferred Shares is entitled until the holder surrenders any certificate or certificates, or in the case of uncertified CDGC shares, the letter of transmittal representing his or her shares for exchange. CGEI, the exchange agent, CDGC or any subsidiary of CGEI or CDGC will not be liable to a holder of CDGC Ordinary or Preferred Shares for any property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

After the effective time of the Merger (and prior to the surrender of certificates of CDGC Ordinary or Preferred Shares to CGEI), record holders of any certificates that represented outstanding CDGC Ordinary or Preferred Shares immediately prior to the effective time of the merger will have no rights with respect to such certificates other than the right to surrender the certificates and receive the merger consideration in exchange for the certificates.

Each of CGEI and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of CDGC Ordinary or Preferred Shares such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law or by any taxing authority or governmental authority.

POST-TRANSACTION PRO FORMA SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CGEI

The following table sets forth certain information with respect to (i) each director and each executive officer of CGEI; (ii) all directors and executive officers of CGEI as a group; and (iii) persons (including any “group” as that term is used in Section l3(d)(3) of the Securities Exchange Act of l934), expected to be the beneficial owner of more than five percent of its ordinary shares after the closing of the business combination. Ordinary shares subject to options exercisable within 60 days from the date of the anticipated closing are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, CGEI believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

CGEI has based its calculation of the percentage of beneficial ownership as of February 4, 2013 on the following assumptions:

• no redemption of shares by CGEI shareholders; and

• 83,465,000 CGEI Ordinary Shares and warrants to purchase 8,966,667 CGEI Ordinary Shares estimated to be outstanding immediately following the consummation of the business combination

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(2)		Approximate Percentage of Outstanding Ordinary Shares Beneficially Owned
Xuesong Song(1)	4,799,334	(3)	5.2%
Jin Shi(1)	4,799,334	(3)	5.2%
Xinrong Zhuo(4)	53,079,947	(5)	57.4%
Bin Lin(4)	2,163,987	(6)	2.3%
Lin Bao(4)	0		0%
Yeliang Zhou(4)	0		0%
Zengbiao Zhu(4)	0		0%
All directors and executive officers as a group (4 individuals)	60,043,267		65.0%

* Less than 1%

(1) The business address of each of the individuals is CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, PRC.

(2) Assumes no forfeiture of the founder earnout shares.

(3) Represents 1,150,000 shares held by Chum Capital Group Limited, an entity owned entirely by Mr. Xuesong Song and Mr. Jin Shi, and 3,649,334 shares issuable upon exercise of warrants that become exercisable upon consummation of the business combination.

CGEI EXECUTIVE OFFICERS AND DIRECTORS UPON COMPLETION OF BUSINESS COMBINATION

Upon completion of the business combination, the CGEI board will consist of members (four of whom shall be independent directors) and will be divided into three classes, with only one class of directors being elected at each annual meeting of shareholders and each class serving a three-year term.

CGEI directors and executive officers that have been designated as of the date of this proxy statement and their ages as of February 4, 2013 are as follows:

Name	Age	Position

Xinrong Zhuo	48	Chairman of the Board and Chief Executive Officer

Bin Lin	54	Senior Vice President and Director

Alfred Ho	55	Chief Financial Officer

Lin Bao	51	Director

Yeliang Zhou	63	Director

Zengbiao Zhu	63	Director

Xuesong Song	44	Director

Jin Shi	43	Director

Biographical Information

Xinrong Zhuo  has served as chairman of CDGC’s board and chief executive officer since August 2010, has served as director of Fujian Road & Bridge Construction Co., Ltd., an infrastructure construction company, since December 2008, has served as the sole director of Tian Yuan Co., Ltd., a real estate investment company, since September 2007, has served as the chairman and legal representative of Fuzhou Dongxing Longju Real Estate Development Co., Ltd., a real estate development company, since March 2007, has served as the vice general manager of Fujian Huashang Real Estate Development Co., Ltd., a real estate development company, since December 2006, and has served as the supervisor of Fuzhou Haiyiyongyu Import & Export Co., Ltd., a trading company, since June 1995. From November 2005 to December 2008, Mr. Zhuo served as the legal representative and the chairman of Fujian Road & Bridge Construction Co., Ltd. From June 2005 to September 2007, Mr. Zhuo served as vice general manager of Tian Yuan Co. Ltd. From February 2002 to September 2009, Mr. Zhuo served as the legal representative and executive director of Fuzhou Baojie Haiyi Pingtan Fishing Co., Ltd., an aquatic products company. From June 1995 to September 2006, Mr. Zhuo served as the supervisor at Fuzhou Hong Long Ocean Fishing Co., Ltd., a marine fishery. Mr. Zhuo is qualified to serve on the board of directors due to his experience in the real estate development and trading business, as well as his extensive experience in the fishing industry, his legal background and prior executive experience.

Bin Lin  has served as CDGC’s senior vice president since August 2010. From January 2007 to August 2010, Mr. Lin served as vice general manager of Tianyuan Co., Ltd., an investment company. From May 2003 to March 2007, he served as vice chairman of Fujian Tianxiang Group Co., Ltd, an agricultural company listed on the China Shanghai Stock Exchange. From November 2003 to October 2006, he served as a member of the board of directors of Industrial Securities Co., Ltd., a financial services company. Mr. Lin received his BS degree in Pharmacy from Shanghai Medical College of Fudan University (formerly Shanghai Number One School of Medicine) in 1982. Mr. Lin is qualified to serve on the board of directors due to his executive experience in the dredging business, knowledge of CDGC’s business, as well as his prior bard experience at the board of a publicly traded company.

Alfred Ho has served as CDGC’s chief financial officer since November 2010. Mr. Ho has been the sole proprietor of Alfred Ho & Co., a certified public accounting firm in Hong Kong, since January 2001 and has served as an independent non-executive director of New Universe International Group Limited, an environmental company listed in Hong Kong, since October 2004. From October 2007 to April 2009, he served as the finance director of Sinosoft Technology plc, a software company listed in the United Kingdom, from 1997 to 1999 he served as Tax Manager at PricewaterhouseCoopers in Hong Kong, and from 1993 to 1995 he served as a Senior Appeals Officer with Revenue Canada, Taxation. Mr. Ho received his bachelor’s degree in Science from the University of Toronto in 1980. He is a member of the Canadian Institute of Chartered Accountants, the Hong Kong Institute of Certified Public Accountants, and the Taxation Institute of Hong Kong, and he serves on the Examination & Accreditation Committee of Hong Kong Institute of Accredited Accounting Technicians and as an External Examiner of Hong Kong Institute of Vocational Education.

Jin Shi has served as CGEI’s Chief Executive Officer since March 2011, and Mr. Shi has served as a director since CGEI’s inception. Mr. Shi served as vice-chairman of CGEI’s Board of Directors from its inception until March 2011. From May 2006 through January 2009, Mr. Shi served as the chief executive officer and a director of the board of ChinaGrowth North Acquisition Corporation, which acquired UIB Group Limited in January 2009, the second largest insurance brokerage firm in China. From May 2006 through January 2009, Mr. Shi also served as the chief financial officer and a director of the board of ChinaGrowth South Acquisition Corporation, which acquired Olympia Media Holdings Ltd. in January 2009, the largest privately owned newspaper aggregator and operator in China. Mr. Shi has been a principal of Chum Capital Group Limited since February 2007, a merchant banking firm that invests in growth Chinese companies and advises them in financings, mergers & acquisitions and restructurings, which successfully acted as the sole advisor of Origin Agritech Ltd. (NASDAQ: SEED) and Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) in their respective mergers with Chardan China Acquisition Corporation and Chardan North China Acquisition Corporation, respectively, and a principal of Global Vestor Capital Partners LLC since November 2005. Mr. Shi has also been the chairman of Shanghai RayChem Industries Co., Ltd., a research & development based active pharmaceutical ingredient producer, since he founded the company in January 2005. Since September 2004, Mr. Shi has been the chief executive officer of Yihua Investment Co. Ltd., a direct investment company and the parent holding company of Shanghai RayChem Industries Co. Ltd. in China. Mr. Shi is also the president of PharmaSource Inc., a company he founded in 1997. Between June 1995 and October 1997, Mr. Shi was vice president of Sales and Marketing of Darsheng Trade & Technology Development Co., Ltd., the U.S. subsidiary of Tianjin Pharmaceuticals Corporation. From August 1992 through May 1995, Mr. Shi was with Tianjin Pharmaceuticals Corporation in China. Mr. Shi received a Bachelor of Science degree in Chemical Engineering from Tianjin University. Mr. Shi is well-qualified to serve as a member of the board of directors due to his prior service as an executive and director of special purpose acquisition companies focused on China, as well as his contacts.

Committees of the CGEI Board

The members of the committees of the CGEI board will not be appointed until the CGEI board is fully constituted and holds its initial meeting following consummation of the business combination. At that time, the CGEI board will make determinations with respect to each committee member’s independence in accordance with the applicable exchange listing standards and SEC rules and regulations.

Following the business combination, CGEI intends to post the committee charters on its website at www.chum.com.cn

Audit Committee

The audit committee will be at all times composed of independent directors who are “financially literate,” meaning they are able to read and understand fundamental financial statements, including CGEI’s balance sheet, income statement and cash flow statement. In addition, the committee will have at least one member who qualifies as an “audit committee financial expert” as defined in rules and regulations of the SEC. The CGEI board will also make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the Nasdaq listing standards and SEC Rule 10A-3.

The principal duties and responsibilities of CGEI’s audit committee will be to engage CGEI’s independent auditors, oversee the quality and integrity of CGEI’s financial reporting and the audit of CGEI’s financial statements by its independent auditors and in fulfilling its obligations, CGEI’s audit committee will review with CGEI’s management and independent auditors the scope and result of the annual audit, the auditors’ independence and CGEI’s accounting policies.

The audit committee will be required to report regularly to the CGEI board to discuss any issues that arise with respect to the quality or integrity of CGEI’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of CGEI’s independent auditors, or the performance of the internal audit function.

Compensation Committee

The compensation committee will be at all times composed of exclusively independent directors. Among other functions, the compensation committee will oversee the compensation of CGEI’s chairman, its president and chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites, and administer any such plans or programs as required by the terms thereof.

Compensation Committee Interlocks and Insider Participation

CGEI will identify which members of the CGEI board will serve on the compensation committee. Moreover, CGEI will disclose which, if any, members of the compensation committee have had any relationships with CGEI of the type required to be disclosed by Item 404 of Regulation S-K of the SEC rules and regulations. None of the individuals who serve as an executive officer of CGEI following the business combination has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who will serve as a member of the CGEI board, or as a member of the CGEI compensation committee, immediately following the business combination.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be at all times composed of independent directors. The principal duties and responsibilities of CGEI’s nominating and corporate governance committee will be to identify qualified individuals to become members of the CGEI board, recommend to the CGEI board individuals to be designated as nominees for election as directors at the annual meetings of shareholders, and develop and recommend corporate governance guidelines to the CGEI board.

Code of Conduct and Ethics

Following the business combination, CGEI intends to post its code of ethics and to post any amendments to or any waivers from a provision of its code of ethics on its website at www.chum.com.cn

Executive Officer and Director Compensation

In connection with the business combination, it is currently anticipated that CGEI will be offering new employment agreements to certain current executive officers of CDGC and Pingtan Fishing. The terms of these agreements will be disclosed after such agreements are finalized.

Expected Compensation Policies

CGEI has not yet developed a comprehensive executive officer and director compensation program and philosophy with respect to the executive officers and directors who will manage CGEI after consummation of the business combination. CGEI expects that such a program and philosophy will be developed after the completion of the business combination, but will be substantially as described below.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data has been prepared assuming that the business combination had occurred (i) at the beginning of the statement of operations for the year ended December 31, 2012, and the TTM ended September 30, 2012 and the year ended December 31, 2011 and (ii) at December 31, 2012 for the pro forma balance sheet. The unaudited pro forma condensed combined financial data has been prepared assuming two possible scenarios for the approval of the business combination by CGEI’s shareholders, as follows:

• Assuming No Redemption of Shares: This presentation assumes that no shareholders exercise their redemption rights; and

• Assuming Maximum Redemption of Shares: This presentation assumes that CGEI shareholders holding 90.05% of the CGEI Ordinary Shares vote with respect to the acquisition and elect to exercise their redemption rights. The maximum conversion reflects CGEI’s indication that it will not consummate the business combination if less than $5,000,001 remains in the trust account after giving pro forma effect to conversation by CGEI’s shareholders, before the payment of deferred underwriting commissions and transaction expenses.

The unaudited pro forma condensed combined financial data is provided for illustrative purposes only. The historical financial data in the unaudited pro forma condensed combined balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the business combination and are factually supportable. The historical financial data in the unaudited pro forma condensed combined statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable and are expected to have a continuing impact on the combined results.

The historical financial statements of CGEI, CDGC and Pingtan Fishing have each been prepared under U.S. GAAP and presented in U.S. dollars. The unaudited pro forma condensed combined financial statements included herein are therefore prepared under U.S. GAAP and presented in U.S. dollars.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of December 31, 2012, or the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012, and the TTM ended September 30, 2012 and for the year ended December 31, 2011 as being indicative of the historical financial results of operations that would have been achieved had the business combination been consummated on the first day of such period. See “Risk Factors” in this proxy statement for further information.

CGEI is providing the following information to aid you in your analysis of the financial aspects of the business combination. CGEI derived the historical financial data of CGEI from the audited financial statements of CGEI for the years ended December 31, 2012 and 2011 included elsewhere in this proxy statement. CGEI derived the historical financial data of CDGC and Pingtan Fishing from the unaudited financial statements for the TTM ended September 30, 2012 and from the audited consolidated financial statements of CDGC and Pingtan Fishing for the year ended December 31, 2011, included elsewhere in this proxy statement. This information should be read together with CGEI’s and CDGC’s and Pingtan Fishing’s audited financial statements and related notes, “Information About CGEI – Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “ Information About China Dredging Group Co., Ltd. - Management’s Discussion and Analysis of Financial Condition and Results of Operations ” and “ Information About Pingtan Fishing - Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial data included elsewhere in this proxy statement.

Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2012

(assuming no redemption)

CGEI	CDGC	Pingtan Fishing	Pro Forma Adjustment	Pro Forma Combined
Pre- Adjustment	Adjustment	Post- Adjustment
ASSETS
Current assets:
Cash and cash equivalents	$1,387	$210,552,835	$165,635	$97,700,836	P	$69,157,270	$50,271,988	a	$326,114,120
(28,709,201)	P	(2,250,000)	f
(335,788)	g
(181,343)	g
(1,102,229)	k
Investment held in trust at amortized cost	50,271,988	-	-	-	(50,271,988)	a	-
Notes receivables	-	-	14,717,519	14,717,519	14,717,519
Accounts receivable/Account receivable - third party customers/Account receivable - related parties	-	20,922,369	5,142,945	5,142,945	26,065,314
Cost and estimated earnings in excess of billings on contracts in progress	-	14,031,818	-	-	14,031,818
Prepaid expenses/other current assets	60,000	516,415	9,591,735	9,591,735	10,168,150
Inventories	-	3,909,325	1,833,387	1,833,387	5,742,712
Due from related parties	-	-	97,700,836	(97,700,836)	p	-	-
Other receivables/Other receivables - third parties	-	3,909	63,301	63,301	67,210
Total current assets	50,333,375	249,936,671	129,215,358	(28,709,201)	100,506,157	(3,869,360)	396,906,843

Non-current assets
Prepaid dredger deposits	-	23,071,538	-	-	23,071,538
Security deposits	-	24,869,526	-	-	24,869,526
Property, plant and equipment, net	-	45,713,566	20,349,145	20,349,145	66,062,711
Total assets	$50,333,375	$343,591,301	$149,564,503	(28,709,201)	120,855,302	$(3,869,360)	$510,910,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	$-	$-	$37,201,630	37,201,630	$	$37,201,630
Accounts payable/Accounts payable - third party suppliers/Accounts payable - related parties	-	3,658,297	11,276,914	11,276,914	14,935,211
Customer deposits	-	-	777,744	777,744	777,744
Income tax payable	-	6,143,998	-	-	6,143,998
Accrued liabilities and other payables/Other payables and accrued liabilities - third parties	-	3,070,680	8,851,497	8,851,497	11,922,177
Due to related parties	-	-	28,709,201	(28,709,201)	p	-	-
Advance from a shareholder	-	182,163	-	-	182,163
Derivative liability	-	9,949,343	-	-	9,949,343
Accrued expenses	335,788	-	-	-	(335,788)	g	-
579,031	h
261,698	i
261,500	j
(1,102,229)	k
Deferred underwriter’s fee	2,250,000	-	-	-	(2,250,000)	f	-
Due to shareholders	181,343	-	-	-	(181,343)	g	-
Total current liabilities	2,767,131	23,004,481	86,816,986	(28,709,201)	58,107,785	(2,767,131)	81,112,266

Warrant liability	2,203,110	-	-	-	2,203,110
Long-term loans	-	-	26,586,485	26,586,485	26,586,485
Ordinary shares subject to possible redemption	40,363,133	-	-	-	(40,363,133)	c	-

Class A preferred shares	-	50,064,935	-	-	(50,064,935)	l	-

COMMITMENTS
Shareholders’ equity:
Ordinary shares	2,233	-	-	-	(2,233)	b	83,465
52,000	m
25,000	m
215	n
6,250	b
Paid in capital	-	-	6,254,178	6,254,178	6,254,178
Statutory reserves	-	15,386,316	1,476,774	1,476,774	16,863,090
Additional paid-in capital	3,918,508	79,185,284	-	-	50,064,935	l	174,529,888
2,233	b
(52,000)	m
(25,000)	m
(215)	n
(6,250)	b
40,363,133	c
1,079,260	e
Retained earnings/(deficit) accumulated during the development stage	1,079,260	159,332,145	25,990,725	25,990,725	(1,079,260)	e	183,946,189
(579,031)	h
(261,698)	i
(261,500)	j
Accumulated other comprehensive income	-	16,618,140	2,439,355	2,439,355	19,057,495
Total shareholders’ equity	5,000,001	270,521,885	36,161,032	36,161,032	89,325,839	401,008,757
Total liabilities and shareholders’ equity	$50,333,375	$343,591,301	$149,564,503	(28,709,201)	120,855,302	$(3,869,360)	$510,910,618

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2012

(assuming max redemption)

	CGEI	CDGC	Pingtan Fishing					Pro Forma Adjustment		Pro Forma Combined
			Pre- Adjustment	Adjustment		Post- Adjustment
ASSETS
Current assets:
Cash and cash equivalents	$1,387	$210,552,835	$165,635	$97,700,836	P	$69,157,270		$50,271,988	a	$285,750,987
				(28,709,201)	P			(2,250,000)	f
								(40,363,133)	d
								(335,788)	g
								(181,343)	g
								(1,102,229)	k
Investment held in trust at amortized cost	50,271,988	-	-			-		(50,271,988)	a	-
Notes receivables	-	-	14,717,519			14,717,519				14,717,519
Accounts receivable/Account receivable - third party customers/Account receivable - related parties	-	20,922,369	5,142,945			5,142,945				26,065,314
Cost and estimated earnings in excess of billings on contracts in progress	-	14,031,818	-			-				14,031,818
Prepaid expenses/other current assets	60,000	516,415	9,591,735			9,591,735				10,168,150
Inventories	-	3,909,325	1,833,387			1,833,387				5,742,712
Due from related parties	-	-	97,700,836	(97,700,836)	p	-				-
Other receivables/Other receivables - third parties	-	3,909	63,301			63,301				67,210
Total current assets	50,333,375	249,936,671	129,215,358	(28,709,201)		100,506,157		(44,232,493)		356,543,710

Non-current assets
Prepaid dredger deposits	-	23,071,538	-			-				23,071,538
Security deposits	-	24,869,526	-			-				24,869,526
Property, plant and equipment, net	-	45,713,566	20,349,145			20,349,145				66,062,711
Total assets	$50,333,375	$343,591,301	$149,564,503	(28,709,201)		120,855,302		$(44,232,493)		$470,547,485

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	$-	$-	$37,201,630			37,201,630	$			$37,201,630
Accounts payable/Accounts payable - third party suppliers/Accounts payable - related parties	-	3,658,297	11,276,914			11,276,914				14,935,211
Customer deposits	-	-	777,744			777,744				777,744
Income tax payable	-	6,143,998	-			-				6,143,998
Accrued liabilities and other payables/Other payables and accrued liabilities - third parties	-	3,070,680	8,851,497			8,851,497				11,922,177
Due to related parties	-	-	28,709,201	(28,709,201)	p	-				-
Advance from a shareholder	-	182,163	-			-				182,163
Derivative liability	-	9,949,343	-			-				9,949,343
Accrued expenses	335,788	-	-			-		(335,788)	g	-
								579,031	h
								261,698	i
								261,500	j
								(1,102,229)	k
Deferred underwriter’s fee	2,250,000	-	-			-		(2,250,000)	f	-
Due to shareholders	181,343	-	-			-		(181,343)	g	-
Total current liabilities	2,767,131	23,004,481	86,816,986	(28,709,201)		58,107,785		(2,767,131)		81,112,266

Warrant liability	2,203,110	-	-			-				2,203,110
Long-term loans	-	-	26,586,485			26,586,485				26,586,485
Ordinary shares subject to possible redemption	40,363,133	-	-			-		(40,363,133)	d	-

Class A preferred shares	-	50,064,935	-			-		(50,064,935)	l	-

COMMITMENTS
Shareholders’ equity:
Ordinary shares	2,233	-	-			-		(2,233)	b	78,962
								52,000	m
								25,000	m
								215	n
								1,747	b
Paid in capital	-	-	6,254,178			6,254,178				6,254,178
Statutory reserves	-	15,386,316	1,476,774			1,476,774				16,863,090
Additional paid-in capital	3,918,508	79,185,284	-			-		50,064,935	l	134,171,258
								2,233	b
								(52,000)	m
								(25,000)	m
								(215)	n
								(1,747)	b
								1,079,260	e
Retained earnings/(deficit) accumulated during the development stage	1,079,260	159,332,145	25,990,725			25,990,725		(1,079,260)	e	183,946,189
								(579,031)	h
								(261,698)	i
								(261,500)	j
Accumulated other comprehensive income	-	16,618,140	2,439,355			2,439,355				19,057,495
Total shareholders’ equity	5,000,001	270,521,885	36,161,032			36,161,032		48,962,706		360,645,624
Total liabilities and shareholders’ equity	$50,333,375	$343,591,301	$149,564,503	(28,709,201)		120,855,302		$(44,232,493)		$470,547,485

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Unaudited Pro Forma Condensed Combined Statement of Operations Data
for the year ended December 31, 2012(1)

(assuming no redemption)

	CGEI	CDGC	Pingtan Fishing	Pro Forma Adjustment			Pro Forma Combined

Total revenue/Contract revenue	$-	$228,787,127	$51,235,742	$			$280,022,869
Total costs of revenue/Cost of contract revenue	-	(104,501,654)	(36,556,314)				(141,057,968)
Gross Profit	-	124,285,473	14,679,428				138,964,901

General and administrative expenses/Formation and operating costs	(1,060,390)	(9,732,134)	(654,390)		1,060,390	o	(10,386,524)
Selling expenses	-	-	(525,795)				(525,795)
Income(loss) from operations	(1,060,390)	114,553,339	13,499,243		1,060,390		128,052,582

Interest income	16,411	625,003	-		(16,411)	o	625,003
Interest expenses	-	-	(2,778,820)				(2,778,820)
Profit from short-term investment	-	-	15,146				15,146
Sundry income	-	122,151	-				122,151
Gain on exchange differences, net/Foreign exchange gain (loss) and other expense	(1,350)	-	(72,740)		1,350	o	(72,740)
Subsidy income	-	-	3,786,701				3,786,701
Gain on obligation under “Make-Good Escrow”	-	306,604	-				306,604
Loss on derivative / Gain (loss) on change in fair value of warrant	2,280,224	(2,788,276)	-				(508,052)
Net income(loss) before income taxes	1,234,895	112,818,821	14,449,530		1,045,329		129,548,575

Income tax expenses	-	(29,178,398)	-				(29,178,398)
Net income (loss)	$1,234,895	$83,640,423	$14,449,530		$1,045,329		$100,370,177
Accretion of discount on Class A Preferred Shares	-	-	-				-

Net income attributable to ordinary shareholders	1,234,895	83,640,423	14,449,530				100,370,177

Net income (loss) per common share
Basic	0.20	1.59	-				1.20
Diluted	0.20	1.33	-				1.20
Weighted average number of shares outstanding
Basic	6,250,000	52,677,323	-				83,465,000	q
Diluted	6,250,000	62,690,310	-				83,465,000	q

(1) The information used for CDGC and Pingtan Fishing is based on the unaudited financial statements for the nine month’s ended September 30, 2012 and three months ended December 31, 2011.

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Unaudited Pro Forma Condensed Combined Statement of Operations Data
for the year ended December 31, 2012 (1)

(assuming max redemption)

	CGEI	CDGC	Pingtan Fishing	Pro Forma Adjustment			Pro Forma Combined

Total revenue/Contract revenue	$-	$228,787,127	$51,235,742	$			$280,022,869
Total costs of revenue/Cost of contract revenue	-	(104,501,654)	(36,556,314)				(141,057,968)
Gross Profit	-	124,285,473	14,679,428				138,964,901

General and administrative expenses/Formation and operating costs	(1,060,390)	(9,732,134)	(654,390)		1,060,390	o	(10,386,524)
Selling expenses	-	-	(525,795)				(525,795)
Income(loss) from operations	(1,060,390)	114,553,339	13,499,243		1,060,390		128,052,582

Interest income	16,411	625,003	-		(16,411)	o	625,003
Interest expenses	-	-	(2,778,820)				(2,778,820)
Profit from short-term investment	-	-	15,146				15,146
Sundry income	-	122,151	-				122,151
Gain on exchange differences, net/Foreign exchange gain (loss) and other expense	(1,350)	-	(72,740)		1,350	o	(72,740)
Subsidy income	-	-	3,786,701				3,786,701
Gain on obligation under “Make-Good Escrow”	-	306,604	-				306,604
Loss on derivative / Gain (loss) on change in fair value of warrant	2,280,224	(2,788,276)	-				(508,052)
Net income(loss) before income taxes	1,234,895	112,818,821	14,449,530		1,045,329		129,548,575

Income tax expenses	-	(29,178,398)	-				(29,178,398)
Net income (loss)	$1,234,895	$83,640,423	$14,449,530		$1,045,329		$100,370,177
Accretion of discount on Class A Preferred Shares	-	-	-				-

Net income attributable to ordinary shareholders	1,234,895	83,640,423	14,449,530				100,370,177

Net income (loss) per common share
Basic	0.20	1.59	-				1.27
Diluted	0.20	1.33	-				1.27
Weighted average number of shares outstanding
Basic	6,250,000	52,677,323	-				78,962,295	q
Diluted	6,250,000	62,690,310	-				78,962,295	q

(1) The information used for CDGC and Pingtan Fishing is based on the unaudited financial statements for the nine month’s ended September 30, 2012 and three months ended December 31, 2011.

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Unaudited Pro Forma Condensed Combined Statement of Operations Data
for the Year Ended December 31, 2011

(assuming no redemption)

	CGEI	CDGC	Pingtan Fishing	Pro Forma Adjustment		Pro Forma Combined

Total revenue/Contract revenue	$-	$226,953,070	$25,600,636	$-		$252,553,706
Total costs of revenue/Cost of contract revenue	-	(98,906,986)	(14,600,579)	-		(113,507,565)
Gross Profit	-	128,046,084	11,000,057	-		139,046,141

General and administrative expenses/Formation and operating costs	(310,075)	(9,444,718)	(251,343)	310,075	o	(9,696,061)
Selling expenses	-	-	(383,472)	-		(383,472)
Income(loss) from operations	(310,075)	118,601,366	10,365,242	310,075		128,966,608

Interest income	5,577	436,646	-	(5,577)	o	436,646
Interest expenses	(7,739)	-	(842,301)	7,739	o	(842,301)
Profit from short-term investment	-	-	-	-		-
Sundry income	-	122,151	-	-		122,151
Gain on exchange differences, net/Foreign exchange gain (loss) and other expense	678	-	86,950	(678)	o	86,950
Subsidy income	-	-	830,446	-		830,446
Gain on obligation under “Make-Good Escrow”	-	14,101,247	-	-		14,101,247
Loss on derivative / Gain on change in fair value of warrant liability	179,333	(6,762,079)	-	-		(6,582,746)
Net income(loss) before income taxes	(132,226)	126,499,331	10,440,337	311,559		137,119,001

Income tax expenses	-	(30,107,070)	-	-		(30,107,070)
Net income (loss)	$(132,226)	$96,392,261	$10,440,337	$311,559		$107,011,931
Accretion of discount on Class A Preferred Shares	-	(6,135,012)	-	-		(6,135,012)

Net income (loss) attributable to ordinary shareholders	$(132,226)	$90,257,249	$10,440,337	$-		$100,876,919

Net income (loss) per ordinary share
Basic	$(0.03)	$1.71	$-	-		$1.24
Diluted	$(0.03)	$1.54	$-	-		$1.24
Weighted average number of shares outstanding
Basic	4,426,677	52,677,323	-	-		81,641,677	q
Diluted	4,426,677	62,690,310	-	-		81,641,677	q

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Unaudited Pro Forma Condensed Combined Statement of Operations Data
for the Year Ended December 31, 2011

(assuming max redemption)

	CGEI	CDGC	Pingtan Fishing	Pro Forma Adjustment		Pro Forma Combined

Total revenue/Contract revenue	$-	$226,953,070	$25,600,636	$-		$252,553,706
Total costs of revenue/Cost of contract revenue	-	(98,906,986)	(14,600,579)	-		(113,507,565)
Gross Profit	-	128,046,084	11,000,057	-		139,046,141

General and administrative expenses/Formation and operating costs	(310,075)	(9,444,718)	(251,343)	310,075	o	(9,696,061)
Selling expenses	-	-	(383,472)			(383,472)
Income(loss) from operations	(310,075)	118,601,366	10,365,242	310,075		128,966,608

Interest income	5,577	436,646	-	(5,577)	o	436,646
Interest expenses	(7,739)	-	(842,301)	7,739	o	(842,301)
Profit from short-term investment	-	-	-	-		-
Sundry income	-	122,151	-	-		122,151
Gain on exchange differences, net/Foreign exchange gain (loss) and other expense	678	-	86,950	(678)	o	86,950
Subsidy income	-	-	830,446	-		830,446
Gain on obligation under “Make-Good Escrow”	-	14,101,247	-	-		14,101,247
Loss on derivative / Gain on change in fair value of warrant liability	179,333	(6,762,079)	-	-		(6,582,746)
Net income(loss) before income taxes	(132,226)	126,499,331	10,440,337	311,559		137,119,001

Income tax expenses	-	(30,107,070)	-	-		(30,107,070)
Net income (loss)	$(132,226)	$96,392,261	$10,440,337	$311,559		$107,011,931
Accretion of discount on Class A Preferred Shares	-	(6,135,012)	-	-		(6,135,012)

Net income (loss) attributable to ordinary shareholders	$(132,226)	$90,257,249	$10,440,337	$-		$100,876,919

Net income (loss) per ordinary share
Basic	$(0.03)	$1.71	$-	-		$1.31
Diluted	$(0.03)	$1.54	$-	-		$1.31
Weighted average number of shares outstanding
Basic	4,426,677	52,677,323	-	-		77,139,021	q
Diluted	4,426,677	62,690,310	-	-		77,139,021	q

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Data which are an integral part hereof.

Notes to the Unaudited Pro Forma Condensed Combined Financial Data

1. Description of the Business Combination

CGEI and CDGC have entered into the Merger Agreement, providing for the combination of CGEI and CDGC. Pursuant to the Merger Agreement, at the effective time of the merger, a merger sub, incorporated by CGEI as a wholly-owned subsidiary, will merge with and into CDGC, with CDGC surviving as a wholly-owned subsidiary of CGEI. Also at the effective time of the merger, the outstanding CDGC Ordinary Shares and Preferred Shares (excluding dissenting shares) will be converted automatically into the right to receive an aggregate CDGC of up to 52,000,000 CGEI Ordinary Shares, subject to adjustment as set forth in the Merger Agreement, except that CDGC Ordinary Shares held by CDGC (as treasury shares or otherwise) will be canceled without any conversion, payment, or distribution. Upon consummation of the mergers, the funds then held in the CGEI trust account will be released to CGEI as promptly as practicable (less any fees paid to the trustee or to third parties who rendered services to CGEI in connection with the Merger Agreement, amounts paid to shareholders who exercise their redemption rights, amounts released as deferred underwriting compensation or amounts paid for filings or other action required under the Merger Agreement. Immediately following the consummation of the transactions contemplated by the Merger Agreement, CGEI will acquire all of the outstanding shares of Pingtan Fishing pursuant to the terms of the Pingtan Fishing share purchase agreement entered into between CGEI, Merchant Supreme, Pingtan Fishing and other parties.

2. Basis for Presentation

CDGC and Pingtan Fishing are considered entities under common control due to common majority shareholders. Since they are under common control, their assets, liabilities and results of operations will be combined at historical cost prior to the business combination.

The business combination will be accounted for as a reverse recapitalization with CDGC and Pingtan Fishing considered the acquirers since, immediately following completion of the transaction, the shareholders of CDGC and Pingtan Fishing immediately prior to the business combination will have effective control of CGEI through (1) their approximately 92.25% shareholder interest in the combined entity, assuming no holders of ordinary shares exercises redemption rights, or their approximately 97.51% shareholder interest in the combined entity assuming the maximum number of holders of ordinary shares exercise redemption rights, (2) significant representation on CGEI’s board of directors (initially 3 out of 7 members), with 4 other board members being independent, and 3 being named to all of the senior executive positions. Accordingly, the combined assets, liabilities and results of operations of CDGC and Pingtan Fishing will become the historical financial statements of CGEI at the closing of the transaction, and CGEI’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with CDGC’s and Pingtan Fishing’s beginning on the closing date of the business combination. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the transaction will be charged to operations in the period that such costs are incurred.

3. Pro Forma Adjustments And Eliminations

(a) to record release of funds held in trust by CGEI.

(b) to record the adjustment on issued ordinary shares in the share capital of CGEI.

(c) to eliminate shares subject to conversion on the assumption that all shareholders approve of the proposed business combination and do not elect to convert such shares.

(d) to record conversion of 4,502,705 CGEI Ordinary Shares issued in CGEI’s IPO at a December 31, 2012 conversion value of $10.05 per share. The number of shares assumed converted, 4,502,705, is based on the condition that the amount of cash held in trust is not less than $5,000,001, and represents the maximum number of shares that may be converted without precluding the consummation of a business combination.

(e) to eliminate historical retained earnings of CGEI, as adjusted, of accounting acquiree.

(f) to record payment of deferred underwriter’s fee charged to capital at time of IPO but contingently payable until the consummation of a business combination.

(g) to record payment due to shareholders and payment of accrued transaction costs payable upon the consummation of a business combination.

	For the Year Ended December 31, 2012
	Assuming no redemption	Assuming max redemption
Actual number of ordinary shares outstanding	6,250,000	6,250,000
Pro forma shares:
Number of shares issuable in connection with the business combination	77,215,000	77,215,000
Shares converted by ordinary shareholders	-	(4,502,705)
Pro forma weighted average number of ordinary shares outstanding – basic and diluted	83,465,000	78,962,295

	For the Year ended December 31, 2011
	Assuming no redemption	Assuming max redemption
Actual number of ordinary shares outstanding	4,426,677	4,426,677
Pro forma shares:
Number of shares issuable in connection with the business combination	77,215,000	77,215,000
Shares converted by ordinary shareholders	-	(4,502,705)
Pro forma weighted average number of ordinary shares outstanding – basic and diluted	81,641,677	77,138,972

DESCRIPTION OF CGEI SECURITIES

The following is a summary of the material terms of CGEI’s share capital as it will exist upon the effective time of the business combination. CGEI’s share capital will be governed by CGEI’s Amended and Restated Memorandum and Articles of Association and by the Companies Law (as revised). This description is a summary and is not complete. We urge you to read in their entirety (1) CGEI’s Amended and Restated Memorandum and Articles of Association which will be in effect as of the effective times of the business combination and a form of which is included as Annex C to this proxy statement and is incorporated herein by reference.

General

CGEI is a blank check company incorporated as a Cayman Islands exempted limited company. CGEI is authorized to issue 60,000,000 ordinary shares, par value $0.001, and 5,000,000 preferred shares, par value $0.001.

Ordinary Shares

CGEI is authorized to issue up to 60,000,000 ordinary shares, par value $0.001 per share. As of February 4, 2013, 6,250,000 ordinary shares were issued and outstanding.

As of February 4, 2013, there were 8,966,667 ordinary shares reserved for issuance upon exercise of the CGEI’s outstanding warrants.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by holders of ordinary shares. CGEI’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors. CGEI’s shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding-up of the company after the initial business combination, CGEI’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. CGEI’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that CGEI will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount including interest then on deposit in the trust account, but net of any franchise and income taxes payable, upon the consummation of the initial business combination, subject to the limitations described herein.

Preferred Shares

CGEI is authorized to issue up to 5,000,000 preferred shares, par value $0.001 per share. As of February 4, 2013, no preferred shares were issued or outstanding. The CGEI board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The CGEI board will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the CGEI Ordinary Shares and could have anti-takeover effects. The ability of CGEI board to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of CGEI or the removal of existing management. No CGEI preferred shares are being issued or registered in the offering hereunder.

Units

As of February 4, 2013, CGEI has 5,000,000 outstanding units (“Unit”). Each Unit consists of one CGEI Ordinary Share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from CGEI one ordinary share at an exercise price of $12.00 commencing upon the completion of a business combination and expiring five years from the consummation of a business combination. CGEI may redeem the Warrants, at a price of $.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, CGEI is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. CGEI will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will CGEI be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

A holder of a warrant, at its election, may notify CGEI in writing of its election to prevent the warrant agent from effecting the exercise of the holder’s warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), would beneficially own in excess of 9.8% of the ordinary shares outstanding immediately after giving effect to such exercise.

Dividends

The payment of cash dividends will be dependent upon the revenues and earnings of CGEI, if any, capital requirements and general financial condition of CGEI. The payment of any dividends will be within the discretion of the CGEI board at such time. It is the present intention of the CGEI board to retain all earnings, if any, for use in the business operations and, accordingly, the CGEI board does not anticipate declaring any dividends in the foreseeable future. In addition, the new board is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future.

Transfer Agent and Warrant Agent

The transfer agent for CGEI Ordinary Shares and warrant agent for CGEI warrants will be American Stock Transfer & Trust Company. CGEI has agreed to indemnify American Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or willful misconduct or bad faith of the indemnified person or entity.

Registration Rights

The holders of CGEI’s founder shares issued and outstanding on the date of this proxy statement, as well as the holders of the insider warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of CGEI’s initial public offering. The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that CGEI register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our initial business combination. The holders of CGEI’s founder shares are subject to a lock-up period which lasts until the earlier of (1) one year after the completion of the initial business combination and (2) the date on which CGEI consummate a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, in the event the sales price of CGEI’s shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, 50% of the founder shares shall be released from the lock-up and, if the sales price of CGEI’s shares reaches or exceeds $15.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the founder shares shall be released from the lock-up. In addition, the initial shareholders have agreed not to, subject to certain limited exceptions, transfer, assign or sell any of the insider warrants (including the ordinary shares issuable upon exercise of the insider warrants) until 30 days after the completion of our initial business combination. CGEI will bear the expenses incurred in connection with the filing of any such registration statements.

WHERE YOU CAN FIND MORE INFORMATION

Each of CGEI and CDGC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. CGEI’s and CDGC’s public filings are also available to the public from the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement.

If you would like additional copies of this proxy statement or if you have questions about the merger, you should contact via phone or in writing:

China Growth Equity Investment Ltd.	China Dredging Group Co., Ltd.
CN11 Legend Town,	Floor 18, Tower A, Zhongshan Building
No.1 Balizhuangdongli, Chaoyang District,	No. 154, Hudong Road, Gulou District
Beijing, 100025, P.R.C.	Fuzhou City, Fujian Province, PRC
+86-10-6550-3186	+86 591 8727 1266
Attention: Ms. Chantelle Bai	Attention: Mr. Bin Lin
Email: cbai@chum.com.cn	Email: hade6699@163.com

CGEI has not authorized anyone to provide you with information that differs from that contained in this proxy statement. This proxy statement is dated February 5, 2013. You should not assume that the information contained in this proxy statement is accurate as on any date other than that date, and neither the mailing of this proxy statement to CGEI shareholders nor the issuance of CGEI Ordinary Shares in the closing of the business combination shall create any implication to the contrary. This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this proxy statement nor any distribution of securities made hereunder may, under any circumstances, create an implication that there has been no change in the affairs of CGEI since the date hereof or that the information herein is correct as of any time subsequent to its date.

ANNEXES

Annex A:	Agreement and Plan of Merger, dated as of October 24, 2012, by and between China Growth Equity Investment Ltd., China Dredging Group Co., Ltd., China Growth Dredging Sub Ltd., and Zhuo Xinrong.

Annex B:	Share Purchase Agreement, dated as of October 24, 2012, by and among China Growth Equity Investment Ltd, Merchant Supreme Co., Ltd., Prime Cheer Corporation Limited, Zhuo Xinrong, Fujian Provincial Pingtan County Ocean Fishing Group Co., Heroic Treasure Limited and Fuzhou Honglong Ocean Fishery Co., Ltd.

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

PINGTAN MARINE ENTERPRISE LTD.

(adopted pursuant to Special Resolutions of the Company dated [• ] 2012)

1.	The name of the Company is Pingtan Marine Enterprise Ltd.

2.	The Registered Office of the Company will be at the offices of Mourant Cayman Corporate Services, Ltd., Harbour Centre, 42 North Church Street, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or such other place as the Directors might from time to time decide, with a registered branch office at such other places as Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Law (as amended).

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Law (as amended), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Law (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Law (as amended).

6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The share capital of the Company is US$130,000 divided into 125,000,000 Ordinary Shares with a par value of US$0.001 each and 5,000,000 Preferred Shares with a par value of US$0.001 each with the power for the Company insofar as is permitted by law redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (as amended) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in Section 206 of the Companies Law (as amended) to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

C-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Growth Equity Investment, Ltd.

Beijing, PRC

We have audited the accompanying balance sheets of China Growth Equity Investment, Ltd. as of December 31, 2012 and 2011, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended and the period from January 18, 2010 (inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended and the period from January 18, 2010 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the financial statements, the Company's articles of association provide that the Company will continue in existence only until February 26, 2013, in the event that it fails to consummate an initial business combination on or prior to February 26, 2013. Failure to consummate a business combination by this deadline will trigger the winding-up of the Company and it will be required to liquidate and distribute the proceeds held in the trust account and any remaining net assets to its public shareholders.

/s/ Crowe Horwath LLP

New York, New York

February 5, 2013

F-134

 CHINA GROWTH EQUITY INVESTMENT LTD.

(A Development Stage Company)

Balance Sheets

	December 31, 2012	December 31, 2011

ASSETS
Current assets:
Cash	$1,387	$134,028
Investments held in trust at amortized cost	50,271,988	50,255,577
Advances to Affiliate	-	382,830
Prepaid expenses	60,000	100,844

Total assets	$50,333,375	$50,873,279
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$335,788	$11,500
Deferred underwriter’s fee	2,250,000	2,250,000
Due to shareholders	181,343	206
Total Current Liabilities	2,767,131	2,261,706

Warrant liability	2,203,110	4,483,334
Total liabilities	4,970,241	6,745,040

Maximum ordinary shares, subject to possible redemption 4,016,232 and 3,893,357 shares stated at conversion value, respectively	40,363,133	39,128,238

Shareholders’ equity:
Ordinary shares, $.001 par value Authorized 60,000,000 shares; 6,250,000 and 1,955,000 shares issued and outstanding respectively	2,233	2,358
Additional paid-in capital	3,918,508	5,153,278
Retained earnings (Deficit) accumulated during the development stage	1,079,260	(155,635)
Total shareholders’ equity	5,000,001	5,000,001
Total liabilities and shareholders’ equity	$50,333,375	$50,873,279

See accompanying notes to financial statements

F-135

CHINA GROWTH EQUITY INVESTMENT LTD.

(A Development Stage Company)

Statements of Operations

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the period from January 18, 2010 (Inception) to December 31, 2012

Formation and operating costs	$(1,060,390)	$(310,075)	$(1,381,713)
Gain on change in fair value of warrant liability	2,280,224	179,333	2,459,557
Interest income	16,411	5,577	21,988
Interest expense	-	(7,739)	(19,900)
Other (expense) income	(1,350)	678	(672)
Net income (loss)	$1,234,895	$(132,226)	$1,079,260

Weighted average shares outstanding	6,250,000	4,426,677
Basic and diluted net income (loss) per share	$0.20	$(0.03)

See accompanying notes to financial statements

F-136

CHINA GROWTH EQUITY INVESTMENT LTD.

(A Development Stage Company)

Statement of Shareholders’ Equity

For the Period January 18, 2010 (Inception) to December 31, 2012

				Retained Earnings
				(Deficit)
				Accumulated
				During the
	Ordinary Shares		Additional	Development	Shareholders’
	Shares	Amount	Paid-in Capital	Stage	Equity
Ordinary shares issued at inception	1,955,000	$1,955	$23,045	$-	$25,000
Interest on shareholder loan	-	-	19,900	-	19,900
Net loss	-	-	-	(23,409)	(23,409)
Balance at December 31, 2010	1,955,000	1,955	42,945	(23,409)	21,491

Forfeiture of Initial Shareholders’ shares	(517,500)	(518)	518	-	-
Proceeds from initial public offering net of offering costs and underwriter discounts of $4,073,359	5,000,000	5,000	44,233,974	-	44,238,974
Proceeds subject to maximum conversion of 3,904,037 shares	-	(3,902)	(39,231,668)	-	(39,235,570)
Decrease of 10,680 shares subject to possible conversion at December 31, 2011	-	11	107,321	-	107,332
Forfeiture of 187,500 Initial Shareholders’ shares due to expiration of underwriters’ over-allotment option	(187,500)	(188)	188	-	-
Net loss	-	-	-	(132,226)	(132,226)
Balance at December 31, 2011	6,250,000	2,358	5,153,278	(155,635)	5,000,001

Increase of 122,875 shares subject to possible conversion at December 31, 2012	-	(125)	(1,234,770)	-	(1,234,895)
Net income	-	-	-	1,234,895	1,234,895
Balance at December 31, 2012	6,250,000	$2,233	$3,918,508	$1,079,260	$5,000,001

See accompanying notes to financial statements

F-137

CHINA GROWTH EQUITY INVESTMENT LTD.

(A Development Stage Company)

Statements of Cash Flows

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the period from January 18, 2010 (Inception) to December 31, 2012

Cash flows from operating activities
Net income (loss)	$1,234,895	$(132,226)	$1,079,260
Adjustment to reconcile net income (loss) to net cash used in operating activities
Interest expense on shareholder loan	-	7,739	19,900
Gain on change in fair value of warrant liability	(2,280,224)	(179,333)	(2,459,557)
Foreign exchange loss (gain)	1,090	(632)	459

Changes in operating assets and liabilities
Advance to affiliate	381,740	(382,198)	(459)
Prepaid expenses	40,844	(99,746)	(60,000)
Accrued expenses	324,288	6,141	335,788
Due to shareholders	-	-	206
Net cash used in operating activities	(297,367)	(780,255)	(1,084,403)

Cash flows from investing activities
Interest reinvested in the trust account	(16,411)	(5,577)	(21,988)
Funds placed in trust account from the initial public offering	-	(50,250,000)	(50,250,000)
Net cash used in investing activities	(16,411)	(50,255,577)	(50,271,988)

Cash flows from financing activities
Proceeds from sale of ordinary shares to founding Shareholders	-	-	25,000
Proceeds from initial public offering	-	50,000,000	50,000,000
Proceeds from private placement of insider warrants	-	2,975,000	2,975,000
Payment of underwriters fees and offering costs	-	(1,772,514)	(1,823,359)
Proceeds from shareholder loan	181,137	-	381,137
Repayment of shareholder loan	-	(200,000)	(200,000)
Net cash provided by financing activities	181,137	51,002,486	51,357,778
Net (decrease) increase in cash	(132,641)	(33,346)	1,387
Cash at beginning of period	134,028	167,374	-
Cash at end of period	$1,387	$134,028	$1,387

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commission included in proceeds from IPO	$-	$2,250,000	$2,250,000
Accrued offering costs included in proceeds from initial public offering	$-	$-	$-

See accompanying notes to financial statements

F-138

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

China Growth Equity Investment Ltd. (the “Company”) is a Cayman Islands exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of an operating business through contractual arrangements, that has its principal business and/or material operations located in the People’s Republic of China.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective May 26, 2011. The Company consummated the Offering on June 2, 2011 and received net proceeds of $51,151,641, which included $2,250,000 in deferred underwriter’s fees, and $2,975,000 from the private placement sale of Insider Warrants (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal business and/or material operations located in the People’s Republic of China (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Offering, management has agreed that at least $10.05 per unit sold in the Offering will be held in a trust account (“Trust Account”) and invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. In order to protect the amounts held in the Trust Account, the Company’s officers and directors have agreed to indemnify the Company for claims of creditors, vendors, service providers and target businesses who have not executed a valid and binding waiver of their right to seek payment of amounts due to them out of the Trust Account. The only obligations not covered by such indemnity are with respect to claims of creditors, vendors, service providers and target businesses that have executed a valid and binding waiver of their right to seek payment of amounts due to them out of the Trust Account. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest income earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

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The Company will provide shareholders with the opportunity to redeem their public shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, less franchise and income taxes payable, upon the consummation of the initial business combination, subject to the limitations described herein. The initial shareholders have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of a business combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Unlike many other blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, the Company intends to consummate the initial business combination and conduct the redemptions without a shareholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and file tender offer documents with the SEC. The tender offer documents will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. In the event the Company conducts redemptions pursuant to the tender offer rules, the Company’s offer to redeem shares shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act. If, however, a shareholder vote is required by law, or the company decides to hold a shareholder vote for business or other legal reasons, the company will, like other blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval, it will consummate a business combination only if a majority of the outstanding ordinary shares voted are voted in favor of the business combination. In such case, the initial shareholders have agreed to vote their founder shares in accordance with the majority of the votes cast by the public shareholders and to vote any public shares purchased during or after the Offering in favor of the initial business combination.

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until 21 months from the consummation of the Offering, which is February 26, 2013.

On October 24, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with China Dredging Group Co. Ltd., (“CDGC”), China Growth Dredging Sub Ltd. (“Merger Sub”) and Zhuo Xinrong (“Founder”). Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge (the “Merger”) with and into the CDGC, resulting in Merger Sub ceasing to exist and CDGC continuing as the surviving company in the Merger and as a wholly-owned subsidiary of the Company (the “Surviving Company”). CDGC, a British Virgin Islands holding company, is an independent (not state-owned) provider of dredging services in the PRC through its PRC subsidiary Fujian Xing Gang Port Service Co., Ltd., or Fujian Service.

Immediately following the execution of the Merger Agreement, the Company entered into a share purchase agreement (the “Share Purchase Agreement” and together with the Merger Agreement, the “Agreements”) with Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd. (“Pingtan Fishing”), Founder, Merchant Supreme Co., Ltd (“Merchant Supreme”), Prime Cheer Corporation Limited (“Prime Cheer”), Heroic Treasure Limited (“Heroic Treasure”) and Fuzhou Honglong Ocean Fishery Co., Ltd. (“Hong Long”). Subject to the terms and conditions of the Share Purchase Agreement, including pre-closing reorganization, the Company will acquire 100% of the equity interest in Merchant Supreme (which will control Pingtan Fishing) and thereby the economic interest in Pingtan Fishing (the “Share Purchase” and together with the Merger, the “Business Combination”). Pingtan Fishing is a fishing company and provider of seafood incorporated in the PRC.

The combined entity, which will be renamed “Pingtan Marine Enterprise Ltd.”, intends to apply to be listed on NASDAQ under the ticker symbol “PME”. Under the terms of the agreements, the holders of Class A preferred shares and ordinary shares of CDGC will receive 52,000,000 ordinary shares of the Company. The shareholders of Merchant Supreme will receive 25,000,000 ordinary shares of the Company.

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Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Warrant Liability

The Company accounts for the warrants issued in connection with the June 2011 Initial Public Offering in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with private placements of securities has been estimated using the warrants quoted market price.

Fair Value

The Company measures fair value in accordance with generally accepted accounting principles. Fair value measurements are applied under other accounting pronouncements that require or permit fair value measurements. Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, investments held in trust, advances to affiliate, accrued expenses, and due to related parties. The carrying amounts of these instruments reasonably approximate their fair values due to their short-term maturities.

Investments Held in Trust

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with Accounting Standards Codification (“ASC”) 320 “ Investments - Debt and Equity Securities .”  Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

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Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Income Taxes

The Company was incorporated as a Cayman Islands exempted company and therefore the Company is not currently subject to income tax. Upon consummation of an acquisition as contemplated, the Company may be subject to income tax depending on the jurisdiction of the merged entity’s operations.

Redeemable Common Stock

The Company accounts for redeemable common stock in accordance with ASC 480-10-S99-3A “ Classification and Measurement of Redeemable Securities” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity.

Although the Company does not specify a maximum redemption threshold, its Amended and Restated Articles of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its shareholders’ equity to be less than $5,000,001. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against paid-in capital. Accordingly, 4,016,232 shares of common stock sold in the offering are classified outside of permanent equity at redemption value.

Basic and Diluted Net Income and Loss per Share

Basic net income and loss per share is computed by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net income and loss per share is computed similarly to basic net income and loss per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. For all periods presented 8,966,667 warrants to purchase ordinary shares have been excluded from the computation of potentially dilutive securities as they are antidilutive.

The 1,955,000 ordinary shares issued to the Company’s Initial Shareholders were issued for $25,000, which is considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception.

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Note 3 — Initial Public Offering

On June 2, 2011, the Company sold 5,000,000 Units, at an Offering price of $10.00 per unit (the “Offering”), generating gross proceeds of $50,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $12.00 commencing upon the completion of a Business Combination and expiring five years from the consummation of a Business Combination. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering the Company granted the underwriters a 45-day option to purchase up to 750,000 additional Units solely to cover over-allotments. On July 28, 2011 the underwriters had not exercised the over-allotment option and it expired.

The total underwriting fee will be 7.0%; 2.5% was paid upon completion of the Offering and 4.5% comprised of (1) 2.25% of the gross proceeds of the Offering reduced by the aggregate redemption price of the public shares redeemed in connection with the consummation of the Company’s initial Business Combination, up to $1,125,000 will be automatically released to the underwriters upon completion of the Company’s initial Business Combination, and (2) up to 2.25% of the gross proceeds of the Offering, up to a maximum of $1,125,000 payable to the underwriters at the Company’s sole discretion.

On June 2, 2011, certain of the initial stockholders purchased an aggregate of 3,966,667 warrants (the “Insider Warrants”) from the Company in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Insider Warrants were sold for a total purchase price of $2,975,000 or $0.75 per warrant. The private placement took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed into the Trust Account. The Insider Warrants are identical to the Warrants in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Insiders or their affiliates. Additionally, all Insiders have waived their rights to receive distributions upon the Company’s liquidation prior to a Business Combination with respect to the Insider Shares. Furthermore, all Insiders have agreed that the Insider Warrants will not be sold or transferred until 30 days after the Company has completed its initial Business Combination.

Note 4 — Investments Held in Trust

Substantially all of the net proceeds from the Offering are intended to be generally applied toward the Business Combination. Management agreed to place the net proceeds from the Offering into the Trust Account until the earlier of (i) the completion of a Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

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A total of $50,250,000, which includes $47,275,000 of the net proceeds from the Public Offering and $2,975,000 from the private placement, was placed in the Trust Account.

As of December 31, 2012, investment securities in the Company’s Trust Account consist of $50,271,988 in cash. As of December 31, 2011, investment securities in the Company’s Trust Account consisted of $50,253,297 in U.S. government treasury bills (the “T-Bills”) with a maturity of March 1, 2012 and $2,280 of cash. The carrying amount, excluding accrued interest income, gross unrealized holding gains and losses and fair value of held-to-maturity securities at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$2,280	$—	$—	$2,280
Held-to-Maturity:
United States Treasury Securities	50,253,297	195	—	50,253,492
Total Investments Held in Trust	$50,255,577	$195	$—	$50,255,772

The Company has earned $21,988 in interest income since the closing of the Offering.

Note 5 — Related Party Transactions

The Company entered into an unsecured promissory note with an officer of the Company in an aggregate principal amount of $200,000. The note did not bear interest and was payable upon the completion of the Offering.  $19,900 of interest was imputed on the note at 7% and charged to additional paid-in capital.  The discount was amortized to interest expense on a monthly basis. Interest expense for the year ended December 31, 2012 and 2011 and the periods from January 18, 2010 (inception) to December 31, 2011 was $0, $7,739 and $19,900, respectively. The loan was repaid in full in June 2011 with proceeds from the Offering.

In June 2011, the Company has agreed to pay Chum Capital Group Limited (“Chum”) a total of $10,000 per month for office space, utilities, secretarial and general and administrative services for a period commencing June 2, 2011 and ending on the earlier of the consummation by the Company of an initial Business Combination or the Company’s liquidation. Chum Capital Group Limited is an affiliate of Xuesong Song, Jin Shi and Michael W. Zhang, the Company’s executives. Total expenses related to office space, utilities, secretarial and general and administrative services for the year ended December 31, 2012 and 2011 and the period from January 18, 2010 (inception) to December 31, 2012 were $120,000, $70,000 and $190,000, respectively.

On October 15, 2011, the Company’s Board of Directors authorized it to advance $390,000 to Chum in order to reduce potential losses incurred by Chinese currency appreciation against the U.S. dollar. The advance was used to fund the operating expenses of the Company. During the year ended December 31, 2011 the Company advanced Chum a total of $382,198 and recognized a foreign exchange gain of $632 on the advance. As of December 31, 2011 the Company had a receivable of $382,830 from Chum. These amounts were repaid during 2012 and there was no amount due as of December 31, 2012.

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On September 29, 2012, the Company entered into a new unsecured promissory note with an officer of the Company in an aggregate principal amount of $75,137. The note doesn’t bear interest and will be payable upon the closing of the business combination. To support further operating expenses of the Company, the Company entered into several unsecured promissory notes with an officer of the Company in an aggregate principal amount of $106,000 as listed below. These notes don’t bear interest and will be payable upon the closing of the business combination.

	Date	Amount
Unsecured promissory note	September 29, 2012	$75,137
Unsecured promissory note	October 30, 2012	$40,000
Unsecured promissory note	November 29, 2012	$25,000
Unsecured promissory note	December 10, 2012	$25,000
Unsecured promissory note	December 28, 2012	$16,000

 Note 6 — Warrant Liability

In accordance with the June 2011 Offering and sale of Insider Warrants, the Company issued five-year warrants to purchase an aggregate of 8,966,667 ordinary shares at an initial exercise price of $12.00 per share. The terms of the warrants contain a restructuring price adjustment provision, such that, in the event the Company completes a business combination subsequent to the initial Business Combination that results in the Company’s shares no longer being listed on a national exchange or the OTC Bulletin Board, the exercise price of the warrants will decrease by a formula that causes the warrants to not be indexed to the Company’s own shares. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $2,203,110 and $4,483,334 as of December 31, 2012 and 2011, respectively. This valuation is revised on a quarterly basis until the warrants are exercised or they expire with the changes in fair value recorded in the statement of operations.

Note 7 — Fair Value of Financial Instruments

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2012.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

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•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Warrant Liability

The fair value of the derivate warrant liability was determined by the Company using the quoted market prices for the publicly traded warrants. On reporting dates where there are no active trades the Company uses the last reported closing trade price of the warrants to determine the fair value (Level 2).

The following table presents the Company’s fair value hierarchy for these liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value December 31, 2012	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrant Liability	$2,203,110	$	$2,203,110	$

The following table presents the Company’s fair value hierarchy for these liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value December 31, 2011	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrant Liability	$4,483,334	$	$4,483,334	$

There were no transfers between Level 1, 2 or 3 during 2012 and 2011. There are no assets written down to fair value on a non-recurring basis.

Investments Held in Trust

As of December 31, 2012 and 2011, $50,271,988 and $2,280, respectively, of the Company’s investment held in trust was held in cash with the remaining amount invested exclusively in obligations of the U.S. government issued or guaranteed by the U.S. Treasury. The Company accounts for these investments as held-to-maturity securities, which are recorded on the balance sheet at amortized cost and classified as either short term or long term based on the contractual maturity. The fair values of the Company’s investments in U.S. Treasury bills are determined through observable quoted active markets (Level 1). The securities matured in December 2012.

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Note 8 — Shareholder’s Equity

Preferred Stock

The Company is authorized to issue up to 5,000,000 preferred shares, par value $0.001 per share. As of December 31, 2012 no preferred shares were issued or outstanding.

Ordinary Shares

The Company is authorized to issue up to 60,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of December 31, 2010, 1,955,000 ordinary shares were issued and outstanding, of which 225,000 ordinary shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full.

In March and May 2011, the Company’s initial shareholders forfeited, and the Company cancelled, 517,500 ordinary shares.

On July 28, 2011, the Company’s initial shareholders forfeited, and the Company cancelled, 187,500 shares in connection with the expiration of the underwriters’ over-allotment option.

As of December 31, 2012, 6,250,000 ordinary shares were issued and outstanding. An additional 367,647 founder shares are subject to forfeiture by the Company’s initial shareholders to the extent that certain share price targets are not achieved for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the Company's initial business combination.

As of December 31, 2012, there were 8,966,667 ordinary shares reserved for issuance upon exercise of the Company’s outstanding warrants.

Note 9 — Commitments

The holders of the Company’s initial shares issued and outstanding as well as the holders of the Insider Warrants (and underlying securities), will be entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Company’s initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the founder shares, upon the earlier of (1) one year after the completion of our initial business combination and (2) the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction after its initial Business Combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the insider warrants and the respective ordinary shares underlying such warrants, 30 days after the completion of the Company’s initial Business Combination. Notwithstanding the foregoing, in the event the sales price of the Company’s shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, 50% of the founder shares shall be released from the lock-up and, if the sales price of our shares reaches or exceeds $15.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the founder shares shall be released from the lock-up. In addition, the initial shareholders have agreed not to, subject to certain limited exceptions, transfer, assign or sell any of the insider warrants (including the ordinary shares issuable upon exercise of the insider warrants) until 30 days after the completion of the Company’s initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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 Note 10 – Proposed Business Combination

Business Combination

On October 24, 2012, the Company entered into agreements to acquire China Dredging Group Co. Ltd., (“CDGC”) and Merchant Supreme Co., Ltd. (“Merchant Supreme”), which will control Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd. (“Pingtan Fishing”). The combined entity, which will be renamed “Pingtan Marine Enterprise Ltd.”, intends to apply to be listed on NASDAQ under the ticker symbol “PME”. Under the terms of the agreements, the holders of Class A preferred shares and ordinary shares of CDGC will receive 52,000,000 ordinary shares of the Company. The shareholders of Merchant Supreme will receive 25,000,000 ordinary shares of the Company. After the completion of the business combination, the current shareholders of CDGC and Merchant Supreme will own approximately 62% and 30% of the Company, respectively, assuming no holders of ordinary shares exercise redemption rights. The current shareholders of the Company will own approximately 8% of the Company, assuming no redemptions.

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